===============================================================================

                                   FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of                  August                               2005
                          -----------------------------------       -----------
Commission File Number
                                 000-51034
                          -----------------------------------


                          ACE Aviation Holdings Inc.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


     5100 de Maisonneuve Boulevard West, Montreal, Quebec, Canada, H4A 3T2
-------------------------------------------------------------------------------
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                Form 20-F                  Form 40-F      X
                         ------------                ------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                        No       X
                     ------------              -----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


===============================================================================

                                DOCUMENT INDEX

Documents
---------

1.       Press Release dated August 4, 2005 and Company Highlights.

2. Unaudited Consolidated Financial Statements of the Registrant for the three and six months periods ended June 30, 2005.

3.       Second Quarter 2005 Management's Discussion and Analysis.

4.       Form 52-109FT2 Certification of Interim Filings - CEO.

5.       Form 52-109FT2 Certification of Interim Filings - CFO.

                                                                    Document 1

ACE Aviation Holdings Inc.


News Release                                                  [GRAPHIC OMITTED]
-------------------------------------------------------------------------------

ACE AVIATION HOLDINGS INC. REPORTS SECOND QUARTER NET INCOME OF $168 MILLION

OVERVIEW

    o    Net income of $168 million (including non-recurring items).
    o    Operating income of $177 million.
    o An increase of $155 million in operating income versus the second quarter of 2004, despite fuel expense increasing $156 million or 42 per cent.
    o Adjusted income of $116 million, excluding non-recurring items and before foreign exchange on non-compromised monetary items and income taxes(1).
    o Operating revenues up $237 million or 11 per cent reflecting a significant increase in passenger revenues.
    o Excluding fuel expense, unit cost reduced 8 per cent (including fuel expense, unit cost essentially unchanged).
    o System passenger load factor up 2.4 percentage points to 80.2 per cent, a record for the second quarter.
    o Positive cash flow from operations of $339 million in the quarter, an increase of $225 million versus the second quarter of 2004.
    o As at August 2, 2005, ACE's consolidated cash balances, measured on the basis of cash in its bank accounts, and short-term investments amounted to approximately $2.5 billion.

MONTREAL, August 4, 2005 - ACE Aviation Holdings Inc. (ACE) reported today operating income of $177 million for the second quarter of 2005, an increase of $155 million from the operating income before reorganization and restructuring items of $22 million recorded in the second quarter of 2004. EBITDAR(1) of $394 million was achieved in the second quarter of 2005, an improvement of $99 million over the 2004 quarter. Operating revenues were up $237 million or 11 per cent reflecting a significant increase in passenger revenues. Passenger traffic, as measured by revenue passenger miles (RPMs), increased 7 per cent on a capacity increase of 4 per cent, as measured by available seat miles (ASMs), resulting in a passenger load factor improvement of 2.4 percentage points. On the same basis of presentation, passenger revenue per available seat mile
(RASM) was up 6 per cent reflecting the significant improvement in the passenger load factor combined with the 3 per cent improvement in passenger yield, as measured by passenger revenue per revenue passenger mile.

Operating expenses increased $82 million or 4 per cent over the second quarter of 2004. The fuel expense increase of $156 million or 42 per cent more than offset the continued cost reductions achieved in other expense categories. Excluding fuel expense, unit cost was reduced by 8 per cent from the second quarter of 2004. Including fuel expense, unit cost was essentially unchanged from the second quarter of 2004.

Net income for the second quarter of 2005 was $168 million. This compared to a net loss of $510 million which included reorganization and restructuring items of $426 million recorded in the second quarter of 2004. Included in the 2005 second quarter net income of $168 million are the following non-recurring items: a dilution gain of $190 million and a tax provision of $28 million related to the Aeroplan transaction and charges of $29 million related to the extinguishment of the credit facility with General Electric Capital Corporation
(GE). Excluding these non-recurring items, adjusted income before foreign exchange on non-compromised monetary items and income taxes(1) would have been $116 million.

"I am pleased to report a significant improvement in operating results for the Corporation", said Robert Milton, Chairman, President and CEO of ACE Aviation Holdings Inc. "Following the significant milestones achieved in the implementation of ACE's business plan throughout the quarter, these operating results further confirm the potential of ACE going forward. Our revenue performance, in terms of both traffic and yield, was strong and gained momentum throughout the quarter. This reflects our ability to better match capacity to demand as well as increasing customer response to Air Canada's product offering. Furthermore, our unit costs have remained essentially unchanged from the second quarter of 2004, despite a 42 per cent increase in fuel costs. With $2.1 billion in new equity and equity-linked capital raised since September 2004, ACE now has one of the strongest balance sheets in the industry and our debt is mostly aircraft-related. All in all, this is a clear indication that the restructuring efforts of Air Canada employees and other stakeholders are paying off.

"Looking forward, the revenue picture is expected to continue to strengthen as we increase capacity in North America with new large regional aircraft deliveries. The increasing yields and record traffic we achieved throughout the quarter reflect a healthier market environment in Canada and ever-growing consumer response to the Air Canada product. With the ongoing deliveries of Embraer 175 and Bombardier 705 aircraft, we are now able to respond to market opportunities and improve our schedule with additional flights on high-demand routes and non-stop service on new routes. We expect this strong revenue picture to continue into the last six months of the year.

"In addition, the performance of the other operating segments within ACE continue to track well against plan as Aeroplan, ACTS and Jazz are not directly exposed to fuel price fluctuations. These results provide a further endorsement of the Corporation's strategy of diversifying its operating results. The Corporation also continues to build an industry-leading balance sheet and enjoys strong cash flow performance. One area of concern, however, for our transportation services segment is the sustained high price for oil. As we have discussed before, a US$1 per barrel increase in the price of WTI has an approximate $28 million impact on our fuel expenses all things being equal. We have been able to mitigate approximately one third of this fuel expense growth through fuel surcharges. Given strengthening yields, we expect this percentage to increase going forward. As of June 30, 2005, we slightly exceeded our internal expectations for EBITDAR, as a result of particularly strong results in both traffic and RASM, despite fuel costs being $133 million over plan. We remain confident that, barring any further unforeseen events, our financial performance for the full year will be amongst the strongest in the industry.

"In order to minimize our exposure to the volatility of fuel prices going forward, the Corporation has decided to implement, effective immediately, a systematic fuel risk management strategy using financial instruments to build up our hedge position in increments of approximately 4% per month to a target level of approximately 50 % of our future fuel requirement over a 24-month period."

The Corporation also announced the appointment of Mr. Richard M. McCoy of Toronto to the ACE Board of Directors. Mr. McCoy replaces the Honourable Frank McKenna who left the Board in March 2005 upon his appointment as Canada's Ambassador to the United States. Prior to his retirement Mr. McCoy was Vice Chairman, Investment Banking at TD Securities Inc. He was active in the securities industry for 35 years. Prior to joining TD Securities in 1997, Mr. McCoy was Deputy Chairman of CIBC Wood Gundy. Mr. McCoy is director of several Canadian companies and is a past Chairman of the Shaw Festival Foundation.

"I want to welcome Dick McCoy to the ACE Board of Directors," said Mr. Milton. "Dick is a well-known business leader and his contributions to our Board will be welcome as we continue to aggressively implement our strategy of maximizing the value of ACE's business units."

Highlights of ACE achievements during the quarter
-------------------------------------------------

ACE recorded significant progress towards the implementation of its business plan in the quarter.

ACE Equity and Convertible Notes Offerings

In April, ACE completed one of the most sizeable equity raises in the airline industry's history. The Corporation raised approximately $792 million in gross proceeds following the successful completion of its offerings of Class A Variable Voting Shares and Class B Voting Shares and Convertible Senior Notes due 2035. Approximately $557 million of the aggregate net cash proceeds of the offerings was used to repay all of the Corporation's outstanding debt under the exit credit facility with General Electric Capital Corporation. The balance will be used for general corporate purposes. In addition, Air Canada, ACE Aviation's principal subsidiary, entered into a two-year senior secured revolving credit facility in an aggregate amount of $300 million with a syndicate of lenders. As at June 30, 2005, no amounts have been drawn against this credit facility.

US Airways/America West Planned Investment

Pursuant to an investment agreement announced in May between ACE and the merged US Airways/America West carrier, subject to certain conditions, ACE will invest US$75 million in the merged carrier. This investment will represent approximately 7% of the merged entity at closing, depending on the total amount of new equity capital raised. In addition, the agreement provides for five-year commercial agreements with the newly-merged entity regarding maintenance services, ground handling, regional jet flying, network, training and other areas of cooperation. The benefits expected to be derived by Air Canada Technical Services (ACTS) alone are significant. It is estimated that as a result of the maintenance agreement with the newly-merged entity, ACTS will become one of the top three aircraft MRO providers worldwide in terms of sales with anticipated revenues in excess of $1 billion per annum by 2006, with more than half being earned from customers other than Air Canada. This investment is consistent with ACE's strategic plan to grow its business units with an emphasis on third-party revenues. The investment agreement is subject, among other closing conditions, to bankruptcy court approval and the closing of the US Airways/America West merger, including receipt of applicable regulatory approvals.

Aeroplan Income Fund

In June, ACE and Aeroplan Income Fund (the Fund) successfully completed the first-ever monetization of an airline frequent flyer loyalty program with an initial public offering (IPO) of the Fund, which represented a $2 billion equity valuation for Aeroplan. The IPO constituted a 14.4% divesture of Aeroplan with ACE holding the balance 85.6% interest in Aeroplan LP. The aggregate gross proceeds from the IPO (including the full exercise of the underwriters' over-allotment options) totaled $287.5 million. In connection with the offering, Aeroplan LP established $475 million in senior secured syndicated credit facilities, of which $318 million was drawn on June 29, 2005.

Fleet Update

Air Canada began taking delivery of the first of 15 state-of-the-art Embraer 175 aircraft in July 2005. The Embraer 175 is configured in two classes of service with nine seats in Executive Class with three abreast seating offering 38 inches of legroom, and 64 seats in Hospitality with four abreast seating offering 32 inches of legroom. In November 2005, Air Canada will begin taking delivery of 45 Embraer 190 aircraft configured in two classes of service with 9 seats in Executive Class with three abreast seating offering 38 inches of legroom, and 84 seats in Hospitality with four abreast seating offering 33 inches of legroom and featuring spacious overhead bins. The new Embraer aircraft will be deployed throughout Air Canada's North America network.

Meanwhile, Air Canada Jazz took delivery of its first 75-seat CRJ-705 aircraft earlier in May with a total of 15 to be introduced into service by December 2005. The new CRJ-705 aircraft features Executive Class service and leading levels of comfort including 37 inches of legroom in Executive Class and an industry leading 34 inches of legroom in Hospitality Class. Both the Embraer 175 and the Bombardier 705 will have in-seat audio and video on demand in both cabins installed beginning in the fall 2005.

Jazz Air Limited Partnership

To maximize the value of its business units for the benefit of its shareholders, ACE intends to proceed with an initial public offering of Jazz Air Limited Partnership through an income trust structure. A preliminary prospectus in respect of the offering is expected to be filed in the third quarter and ACE will retain a majority interest in Jazz.

ACE's Interim Unaudited Second Quarter 2005 Consolidated Financial Statements and Management's Discussion and Analysis (MD&A) are available on ACE's and Air Canada's website www.aircanada.com and at SEDAR.com on August 4, 2005. A copy may also be obtained on request by contacting ACE's Shareholder Relations at
(514) 205-7856.

(1)  NON-GAAP MEASURES
     -----------------

Adjusted income before foreign exchange on non-compromised monetary items and income taxes is not a recognized measure for financial statement presentation under Generally Accepted Accounting Principles (GAAP). Non-GAAP earnings measures do not have a standardized meaning and are not likely to be comparable to similar measures presented by other public companies. Readers should consider the adjusted income before foreign exchange on non-compromised monetary items and income taxes in the context of the Corporation's GAAP results. Adjusted income before foreign exchange on non-compromised monetary items and income taxes is reconciled to income before foreign exchange on non-compromised monetary items and income taxes as follows:

($ millions)

GAAP Income before foreign exchange on
non-compromised monetary items and income taxes                            $277

Remove dilution gain related to Aeroplan transaction                      ($190)

Add back charges related to the extinguishment of the GE Credit Facility    $29
                                                                           ----

Adjusted income before foreign exchange on
non-compromised monetary items and income taxes                            $116
                                                                          =====


EBITDAR is a non-GAAP financial measure commonly used in the airline industry to assess earnings before interest, taxes, depreciation and aircraft rent. EBITDAR is used to view operating results before aircraft rent and ownership costs as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and asset acquisitions. EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have a standardized meaning and is therefore not comparable to similar measures presented by other public companies. Readers should refer to the attached Consolidated Highlights or ACE's Second Quarter 2005 Management's Discussion and Analysis for a reconciliation of EBITDAR before reorganization and restructuring items to operating income (loss) before reorganization and restructuring items.


CAUTION REGARDING FORWARD-LOOKING INFORMATION
---------------------------------------------

ACE's communications often contain written or oral forward-looking statements which are included in the MD&A and may be included in filings with securities regulators in Canada and the United States. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. All such statements are made pursuant to the "safe harbour" provisions of the governing US securities legislation. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, restructuring, energy prices, general industry, market and economic conditions, war, terrorist attacks, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations and disputes, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending litigation and actions by third parties. The forward-looking statements contained in this discussion represent ACE's expectations as of August 4, 2005, and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Shareholders Relations (514) 205-7856

Internet:  aircanada.com

============================================================================================================================
ACE Aviation Holdings Inc.
Consolidated
HIGHLIGHTS (1)                                                                Periods ended June 30
                                                     -----------------------------------------------------------------------
                                                            Three months                             Six months
                                                     -----------------------------------------------------------------------
                                                         Successor   Predecessor                            Predecessor
                                                         Company -     Company -              Successor      Company -
                                                             ACE     Air Canada           Company - ACE     Air Canada
                                                     -----------------------------------------------------------------------
                                                              2005          2004                  2005         2004
----------------------------------------------------------------------------------------------------------------------------
Financial (CDN dollars in millions except per
          share figures)
============================================================================================================================
Operating revenues                                           2,458       2,221                   4,635       4,342
Operating income (loss) before reorganization and
   restructuring items                                         177          22                     167        (123)
Reorganization and restructuring items                           -        (426)                      -        (558)
Non-operating income (expense)                                 100         (72)                     34        (115)
Income (loss) before foreign exchange on
   non-compromised long-term monetary items and
   income taxes                                                277        (476)                    201        (796)
Income (loss) for the period                                   168        (510)                     91        (814)
Operating margin before reorganization and
   restructuring items                                         7.2%        1.0%                    3.6%       (2.8)%
EBITDAR before reorganization and restructuring
   items (2)                                                   394         295                     594         439
EBITDAR margin before reorganization and
   restructuring items                                        16.0%       13.3%                   12.8%       10.1%
Cash, cash equivalents and short-term investments            2,782         850                   2,782         850
Cash flows from (used for) operations                          339         114                     653         177
Weighted average common shares used for computation
   - basic                                                     101         120                      95         120
Weighted average common shares used for computation
   - diluted                                                   118         120                     106         120
Earnings (loss) per share - basic                           $ 1.67    $  (4.24)                 $ 0.96     $ (6.77)
Earnings (loss) per share - diluted                         $ 1.49    $  (4.24)                 $ 0.92     $ (6.77)


--------------------------------------------------------------------------------------------------------------------------------
                                                                                 % Change                              % Change
--------------------------------------------------------------------------------------------------------------------------------
Revenue passenger miles (millions) (RPM)                    11,613      10,836        7         22,199       20,893        6
Available seat miles (millions) (ASM)                       14,487      13,931        4         28,053       27,729        1
Passenger load factor                                        80.2%       77.8%      2.4 pts       79.1%        75.3%     3.8 pts
Passenger revenue yield per RPM (excluding                    17.4        17.0        3           16.7         16.7        0
Aeroplan) (cents) (3)
Passenger revenue yield per RPM (including                    18.1        17.0        6           17.3         16.7        3
Aeroplan) (cents) (3)
Passenger revenue per ASM (excluding Aeroplan)                14.0        13.2        6           13.2         12.6        5
(cents) (3)
Passenger revenue per ASM (including Aeroplan)                14.5        13.2       10           13.7         12.6        8
(cents) (3)
Operating revenue per available seat                          17.0        15.9        6           16.5         15.7        6
mile (cents)
Operating expense per available seat                          15.7        15.8        0           15.9         16.1       (1)
mile  (cents)
Operating expense per available seat mile,                    12.1        13.1       (8)          12.6         13.5       (7)
excluding fuel expense
Average number of full-time equivalent (FTE)                  32.4        32.8       (1)          32.0         32.9       (3)
employees  (thousands)
Available seat miles per FTE employee  (thousands)             448         424        5            877          843        4
Operating revenue per FTE employee  (thousands)                $76         $68       12           $145         $132       10
Aircraft in operating fleet at period                          295         303       (3)           295          303       (3)
end
Average aircraft utilization (hours per                       10.6        10.1        5           10.5         10.2        3
day) (4)(5)
Average aircraft flight length                                 857         828        4            860          825        4
(miles)(5)
Fuel price per litre                                          59.6        43.6       37           54.6         41.6       31
(cents) (6)
Fuel litres                                                    884         851        4          1,721        1,698        1
(millions)

-------------------------------------------------------------------------------------------------------------------------------


     (1) References to "Successor Company" refer to ACE and its subsidiaries' results for the three months and six months ended June 30, 2005. References to "Predecessor Company" refer to Air Canada and its subsidiaries' results for the three months and six months ended June 30, 2004.
         Refer to Note 1 of Interim Unaudited Second Quarter 2005 Consolidated Financial Statements for more information.

     (2) EBITDAR (earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent) is a non-GAAP financial measure commonly used in the airline industry to view operating results before aircraft rent and ownership costs as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and asset acquisitions.
         EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have a standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies.

         EBITDAR before reorganization and restructuring items is reconciled to operating income (loss) before reorganization and restructuring items as follows:

                                                Three months ended June 30          Six months ended June 30

                                                    2005            2004             2005             2004
                                                    ----            ----             ----             ----
                                                        ($ millions)                     ($ millions)
Operating income (loss) before reorganization
    and restructuring items                          177              22              167             (123)
Add back:
    Aircraft rent                                     98             170              188              364
    Depreciation, amortization & obsolescence        119             103              239              198
                                                    ---------------------           ------------------------
EBITDAR before reorganization                        394             295              594              439
   and restructuring items                          =====================           ========================


     (3) Beginning in October 2004, Aeroplan redemption revenues related to points redeemed for air travel on Air Canada and Jazz are reflected in passenger revenues.
         Prior to October 2004, these revenues were recorded in other revenues. Refer to page 7 of the MD&A for more information.
     (4) Excludes maintenance down-time.
     (5) Excludes third party carriers operating under capacity purchase arrangements.
     (6) Includes all fuel handling expense.

================================================================================================================================

ACE Aviation Holdings Inc.
Mainline-related (1)
HIGHLIGHTS (2)                                                                 Periods ended June 30
                                                   -----------------------------------------------------------------------------
                                                            Three months                             Six months
                                                   -----------------------------------------------------------------------------
                                                      Successor    Predecessor                             Predecessor
                                                      Company -      Company -               Successor       Company -
                                                            ACE    Air Canada              Company - ACE    Air Canada  % Change
                                                   -----------------------------------------------------------------------------
                                                         2005        2004                       2005          2004
--------------------------------------------------------------------------------------------------------------------------------
Operating Statistics                                                            % Change                                % Change
================================================================================================================================
Revenue passenger miles (millions) (RPM)                 11,033      10,382        6            21,149       20,031        6
Available seat miles (millions) (ASM)                    13,686      13,215        4            26,576       26,311        1
Passenger load factor                                      80.6%       78.6%     2.0 pts         79.6%         76.1%     3.5 pts
Passenger revenue yield per RPM (excluding
   Aeroplan) (cents) (3)                                   15.9        15.6        2              15.3         15.4        0
Passenger revenue yield per RPM (including
   Aeroplan) (cents) (3)                                   16.6        15.6        6              15.9         15.4        4
Passenger revenue per ASM (excluding Aeroplan)
   (cents) (3)                                             12.9        12.2        5              12.2         11.7        4
Passenger revenue per ASM (including Aeroplan)
   (cents) (3)                                             13.4        12.2        9              12.7         11.7        8
Operating revenue per available seat
   mile (cents)                                            15.9        14.8        7              15.1         14.3        6
Operating expense per available seat mile (cents)          14.7        14.6        0              14.6         14.7       (1)
Operating expense per available seat mile,
   excluding fuel expense                                  11.1        12.0       (8)             11.3         12.2       (8)
Average number of full-time equivalent (FTE)
   employees (thousands)                                   28.4        29.0       (2)             28.1         29.1       (3)
Available seat miles per FTE employee  (thousands)          481         455        6               945          905        4
Operating revenue per FTE employee  (thousands)             $76         $67       13              $143         $130       11
Aircraft in operating fleet at period end                   198         212       (7)              198          212       (7)
Average aircraft utilization (hours per day) (4)(5)        11.6        10.7        8              11.5         10.9        6
Average aircraft flight length (miles)(5)                 1,332       1,291        3             1,319        1,269        4
Fuel price per litre (cents) (6)                           59.3        43.3       37              54.3         41.4       31
Fuel litres (millions)                                      826         794        4             1,611        1,584        2

--------------------------------------------------------------------------------------------------------------------------------


     (1) Includes the operations of Air Canada, Aeroplan, Air Canada Technical Services, ACGHS, AC Cargo, Air Canada Capital, Destina, AC Online and SIMCO. Exclude Jazz operations, capacity purchase arrangements with third party carriers, Air Canada Vacations and other non-airline subsidiaries of ACE.
     (2) References to "Successor Company" refer to ACE and its susidiaries' results for the three months and six months ended June 30, 2005. References to "Predecessor Company" refer to Air Canada and its subsidiaries' results for the three months and six months ended June 30, 2004.
         Refer to Note 1 of Interim Unaudited Second Quarter 2005 Consolidated Financial Statements for more information.
     (3) Beginning in October 2004, Aeroplan redemption revenues related to points redeemed for air travel on Air Canada and Jazz are reflected in passenger revenues.
         Prior to October 2004, these revenues were recorded in other revenues. Refer to page 7 of the MD&A for more information.
     (4) Excludes maintenance down-time.
     (5) Excludes third party carriers operating under capacity purchase arrangements.
     (6) Includes all fuel handling expense.

                                                                    Document 2


ACE Aviation Holdings Inc.
Consolidated Statement of Operations and Retained Earnings (Deficit)
-------------------------------------------------------------------------------------------------------------------------------

(in millions except per share figures - Canadian dollars)
(unaudited)

                                                                                                     Predecessor Company
                                                           Successor Company - ACE (note 1)         - Air Canada (note 1)
                                                         ----------------------------------------------------------------------
                                                              Three Months      Six Months  |    Three Months     Six Months
                                                                 Ended            Ended     |       Ended           Ended
                                                             June 30, 2005    June 30, 2005 |   June 30, 2004   June 30, 2004
                                                         -----------------------------------|----------------------------------
Operating revenues                                                                          |
    Passenger                                               $    2,100         $   3,839    |   $     1,844        $      3,505
    Cargo                                                          147               282    |           137                 263
    Other                                                          211               514    |           240                 574
                                                         -----------------------------------|-----------------------------------
                                                                 2,458             4,635    |         2,221               4,342
                                                         -----------------------------------|-----------------------------------
                                                                                            |
Operating expenses                                                                          |
    Salaries, wages and benefits                                   623             1,236    |           672               1,359
    Aircraft fuel                                                  530               945    |           374                 712
    Aircraft rent (note 1)                                          98               188    |           170                 364
    Airport and navigation fees                                    230               443    |           207                 410
    Aircraft maintenance, materials and supplies                    89               183    |            82                 185
    Communications and information technology                       78               155    |            75                 163
    Food, beverages and supplies                                    81               159    |            87                 166
    Depreciation, amortization and obsolescence (note 2)           119               239    |           103                 198
    Commissions                                                     73               138    |            82                 162
    Other                                                          360               782    |           347                 746
                                                         -----------------------------------|-----------------------------------
                                                                 2,281             4,468    |         2,199               4,465
                                                         -----------------------------------|-----------------------------------
                                                                                            |
Operating income (loss) before reorganization                                               |
    and restructuring items                                        177               167    |            22                (123)
                                                                                            |
    Reorganization and restructuring items (note 11)                 -                 -    |          (426)               (558)
                                                                                            |
Non-operating income (expense)                                                              |
    Dilution gain (note 4)                                         190               190    |             -                   -
    Interest income                                                 15                27    |             -                   4
    Interest expense                                               (77)             (152)   |           (60)               (107)
    Interest capitalized                                             3                 6    |             -                   -
    Loss on sale of and provisions on assets                         -                 -    |           (10)                (13)
    Non-controlling interest                                        (4)               (7)   |             -                   -
    Other                                                          (27)              (30)   |            (2)                  1
                                                         -----------------------------------|-----------------------------------
                                                                   100                34    |           (72)               (115)
                                                         -----------------------------------|-----------------------------------
Income (loss) before foreign exchange on                                                    |
    non-compromised monetary items and income                                               |
    taxes                                                          277               201    |          (476)               (796)
                                                                                            |
Foreign exchange loss                                              (53)              (68)   |           (34)                (17)
                                                         -----------------------------------|-----------------------------------
Income (loss) before income taxes                                  224               133    |          (510)               (813)
                                                                                            |
Provision for income taxes                                         (56)              (42)   |             -                  (1)
                                                         -----------------------------------|-----------------------------------
Income (loss) for the period                                $      168          $     91    |  $       (510)       $       (814)
                                                         -----------------------------------|-----------------------------------
                                                                                            |
Retained earnings (deficit), beginning of period                                            |
as originally reported                                                                15    |                            (5,147)
                                                                                            |
Adjustment related to a change in accounting                                                |
policy (note 1)                                                                      142    |                                 -
                                                                              --------------|                      -------------
                                                                                            |
Retained earnings (deficit), beginning of                                                   |
period as restated                                                                   157    |                            (5,147)
                                                                              --------------|                      -------------
                                                                                            |
Retained earnings (deficit), end of period                                      $    248    |                      $     (5,961)
                                                                              --------------|                      -------------
                                                                                            |
Earnings (loss) per share                                                                   |
    - Basic                                                 $     1.67          $   0.96    |  $      (4.24)       $      (6.77)
                                                         ===================================|===================================
    - Diluted                                               $     1.49          $   0.92    |  $      (4.24)       $      (6.77)
                                                         =======================================================================

The accompanying notes are an integral part of the consolidated financial statements.



ACE Aviation Holdings Inc.
Consolidated Statement of Financial Position
-------------------------------------------------------------------------------------------------------------------
(in millions of Canadian dollars)                                                 Successor Company - ACE (note 1)
(unaudited)                                                                       ---------------------------------
                                                                                       June 30       December 31
                                                                                        2005             2004
                                                                                 ----------------------------------

ASSETS

Current
    Cash and cash equivalents (note 4)                                            $      1,276       $     1,481
    Short-term investments (note 1)                                                      1,506               151
                                                                                 --------------------------------
                                                                                         2,782             1,632
    Restricted cash                                                                         31               118
    Accounts receivable                                                                    740               547
    Spare parts, materials and supplies                                                    239               237
    Prepaid expenses                                                                        95               161
                                                                                 --------------------------------
                                                                                         3,887             2,695

Property and equipment (note 2)                                                          4,942             3,696

Deferred charges                                                                           127               167

Intangible assets                                                                        2,572             2,691

Other assets                                                                               255               137
                                                                                 --------------------------------
                                                                                  $     11,783       $     9,386
                                                                                 ================================

LIABILITIES

  Current
   Accounts payable and accrued liabilities                                       $      1,275       $     1,197
   Advance ticket sales and loyalty program deferred revenues                            1,664             1,076
   Current portion of long-term debt and capital lease obligations (note 3)                262               218
                                                                                 --------------------------------
                                                                                         3,201             2,491

  Long-term debt and capital lease obligations (note 3)                                  3,422             2,328

  Convertible preferred shares                                                             139               132

  Future income taxes                                                                      243               243

  Pension and other benefit liabilities                                                  2,296             2,344

  Non-controlling interest (note 1)                                                        196                 -

  Other long-term liabilities                                                            1,313             1,645
                                                                                 --------------------------------
                                                                                        10,810             9,183
                                                                                 --------------------------------
Commitments (note 8) and Guarantees (note 9)

SHAREHOLDERS'  EQUITY

Share capital and other equity (note 6)                                                    722               187

Contributed surplus                                                                          3                 1

Retained earnings                                                                          248                15
                                                                                 --------------------------------
                                                                                           973               203
                                                                                 --------------------------------
                                                                                  $     11,783       $     9,386
                                                                                 ================================

The accompanying notes are an integral part of the consolidated financial statements.



ACE Aviation Holdings Inc.
Consolidated Statement of Cash Flow
----------------------------------------------------------------------------------------------------------------------------
(in millions of Canadian dollars)
(unaudited)

                                                                                                       Predecessor Company
                                                             Successor Company - ACE (note 1)         - Air Canada (note 1)
                                                           ----------------------------------------------------------------------
                                                                Three Months      Six Months  |    Three Months     Six Months
                                                                   Ended            Ended     |       Ended           Ended
Cash flows from (used for)                                     June 30, 2005    June 30, 2005 |   June 30, 2004   June 30, 2004
                                                           -----------------------------------|----------------------------------
                                                                                              |
Operating                                                                                     |
  Income (loss) for the period                                  $     168        $      91    |   $    (510)       $    (814)
                                                                                              |
  Adjustments to reconcile to net cash provided by operations                                 |
    Reorganization and restructuring items (note 11)                    -                -    |         396              505
    Depreciation, amortization and obsolescence                       119              239    |         103              198
    Loss on sale of and provisions on assets                            -                -    |          10               13
    Dilution gain (note 4)                                           (190)            (190)   |           -                -
    Foreign exchange                                                   40               55    |          34               17
    Future income taxes                                                53               36    |          (4)              (6)
    Employee future benefit funding (more than)                                               |
      less than expense                                                (6)             (14)   |          32               92
    Decrease (increase) in accounts receivable                       (108)            (199)   |        (122)            (176)
    Decrease (increase) in spare parts, materials and supplies        (19)              (5)   |          10                7
    Increase (decrease) in accounts payable and accrued                                       |
      liabilities                                                     (40)              60    |         (77)             (15)
    Increase in advance ticket sales, net of restricted cash          219              438    |         194              334
    Aircraft lease payments (in excess of) less than rent                                     |
      expense                                                           3               (1)   |          16              (28)
    Other                                                             100              143    |          32               50
                                                               -------------------------------|----------------------------------
                                                                      339              653    |         114              177
                                                               ------------------------------------------------------------------
Financing                                                                                     |
    Issue of share capital (note 6)                                   443              443    |           -                -
    Issue of convertible notes (note 3)                               319              319    |           -                -
    Issue of subsidiary units (note 4)                                232              232    |           -                -
    GE DIP financing                                                    -                -    |           -              300
    Aircraft related borrowings                                         -                -    |         117              117
    Credit facility borrowings (note 3)                               318              318    |           -               80
    Reduction of long-term debt and capital lease obligations        (627)            (767)   |         (95)            (309)
    Other                                                              (5)              (5)   |           -                -
                                                               -------------------------------|----------------------------------
                                                                      680              540    |          22              188
                                                               -------------------------------|----------------------------------
Investing                                                                                     |
    Short-term investments                                           (680)          (1,355)   |         (78)             108
    Sale of subsidiary units (note 4)                                  35               35    |           -                -
    Additions to capital assets                                       (57)             (95)   |        (150)            (186)
    Proceeds from sale of assets                                        -               37    |           -                1
    Cash collaterization of letters of credit                           -              (20)   |           -                -
                                                               -------------------------------|----------------------------------
                                                                     (702)          (1,398)   |        (228)             (77)
                                                               -------------------------------|----------------------------------
                                                                                              |
Increase (decrease) in cash and cash equivalents                      317             (205)   |         (92)             288
                                                                                              |
Cash and cash equivalents, beginning of period                        959            1,481    |         864              484
                                                               -------------------------------|----------------------------------
                                                                                              |
Cash and cash equivalents, end of period                        $   1,276        $   1,276    |   $     772        $     772
                                                               -------------------------------|----------------------------------
                                                                                              |
Cash payments of interest                                       $      71        $     109    |   $      55        $      90
                                                               ===============================|==================================
Cash payments of income taxes                                   $       5        $       9    |   $       -        $       -
                                                               ==================================================================

Cash and cash equivalents exclude short-term investments of $1,506 as at June 30, 2005 ($151 as at December 31, 2004)

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
------------------------------------------------------
(currencies in millions - Canadian dollars)

SECOND QUARTER 2005
-------------------

1.       Nature of Operations and Accounting Policies

Nature of Operations

ACE Aviation Holdings Inc. ("ACE" or the "Corporation") was incorporated on June 29, 2004 for the purpose of becoming the parent company of Air Canada and its subsidiaries upon the implementation of the consolidated plan of reorganization, compromise and arrangement ("the Plan") on September 30, 2004 as further described in the 2004 annual consolidated financial statements of ACE.

The Corporation has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the high number of leisure travelers and their preference for travel during the spring and summer months.

The Corporation has substantial fixed costs in its cost structure that do not meaningfully fluctuate with passenger demand in the short-term. Seasonally low passenger demand normally results in significantly lower operating cash flow in the first and fourth quarters of each calendar year compared to the second and third quarters.

In accordance with Section 1625 of the CICA Handbook, Comprehensive Revaluation of Assets and Liabilities ("CICA 1625"), ACE adopted fresh start reporting on September 30, 2004. References to "Predecessor Company" in these consolidated financial statements and notes thereto refer to Air Canada and its subsidiaries prior to September 30, 2004. References to "Successor Company" refer to ACE and its subsidiaries on and after June 29, 2004. In accordance with CICA 1625, prior period financial information has not been restated to reflect the impact of the fair value adjustments, and accordingly certain amounts in the Predecessor Company's results are not directly comparable with those of the Successor Company.

The consolidated statement of financial position as of June 30, 2005 and December 31, 2004 represent the accounts of the Successor Company. The consolidated statement of operations for the three months ended June 30, 2005 and the six months ended June 30, 2005 reflect the results of operations of the Successor Company; the three months ended June 30, 2004 and the six months ended June 30, 2004 reflect the results of operations of the Predecessor Company. The consolidated statement of cash flow for the three months ended June 30, 2005 and the six months ended June 30, 2005 reflect the cash flows of the Successor Company; the three months ended June 30, 2004 and the six months ended June 30, 2004 reflect the cash flows of the Predecessor Company.

Accounting Policies

For the period from April 1, 2003 through to September 30, 2004, while Air Canada and certain of its subsidiaries (the "Applicants") operated under the Companies' Creditors Arrangement Act (Canada) ("CCAA") proceedings, the Predecessor Company followed accounting policies, including disclosures, applicable to entities under creditor protection. In addition to Canadian generally accepted accounting principles applicable, the Predecessor Company applied the guidance in American Institute of Certified Public Accountant Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (SoP 90-7). Accordingly, revenues, expenses (including professional fees), realized gains and losses and provisions for losses directly associated with the reorganization and restructuring of the business were reported separately as reorganization items.

For the period April 1, 2003 to September 30, 2004, interest expense on compromised liabilities was reported only to the extent that it would be paid under the Plan or that it was probable that it would be an allowed claim. Cash flows related to reorganization items have been disclosed separately in the consolidated statement of cash flow. Consolidated financial statements that include one or more entities in reorganization proceedings and one or more entities not in reorganization proceedings include disclosure of condensed combined financial statements of the entities in reorganization proceedings. This information is presented in note 12.

The unaudited interim consolidated financial statements for the Successor Company are based on the accounting policies consistent with those disclosed for the Successor Company in Note 4 to the 2004 annual consolidated financial statements of ACE with the exception of the adoption of the accounting policies described further in this note under New Accounting Policies. The accounting policies of the Successor Company were consistent with those of the Predecessor Company, with the exception of the fair value adjustments applied under fresh start reporting and the accounting policies noted below:

Property and Equipment

On the application of fresh start accounting effective September 30, 2004, the estimated useful lives of buildings was extended to periods not exceeding 50 years. The Predecessor Company depreciated buildings over their useful lives not exceeding 30 years.

Air Transportation Revenues and Loyalty Program

As a result of the application of fresh start reporting, the outstanding loyalty program mileage credits ("Miles") were adjusted to reflect the estimated fair value of Miles to be redeemed in the future. As a consequence of this fair value adjustment and the evolving nature of the Aeroplan loyalty program, the Successor Company changed the accounting policy as of September 30, 2004 for the recognition of its obligations relating to the loyalty program. The Predecessor Company recognized the obligation related to Miles earned through transportation services based on the incremental cost of providing future transportation services. On a prospective basis from the date of fresh start reporting, Miles earned by members through transportation services provided by the Corporation and the transportation services are treated as multiple elements. Miles are recorded at fair values with the residual allocated to transportation services. Consistent with the accounting policy of the Predecessor Company, the proceeds from the sale of Miles to loyalty program partners are deferred.

Effective September 30, 2004, Miles redeemed for travel on Air Canada and Jazz are included in passenger revenue and Miles redeemed for other than travel are included in Other revenues. Under the previous accounting policy in the Predecessor Company, Aeroplan redemption revenues from Miles earned by members through loyalty program partners were included in Other revenues. These revenues amounted to $53 for the three months ended June 30, 2004 ($123 for the six months ended June 30, 2004). For the three months ended June 30, 2005, Aeroplan revenues from Miles redeemed for air travel on Air Canada and Jazz amount to $118, of which approximately $78 relate to Miles earned by members through loyalty program partners and are included in passenger revenues ($219 for the six months ended June 30, 2005, of which approximately $143 relate to Miles earned by members through loyalty program partners).

Non-transportation Revenues

Non-transportation revenues include certain loyalty program revenues, as described in Loyalty Program, as well as revenues from technical services, maintenance and other airline related services. The Predecessor Company recorded all loyalty program revenues under non-transportation revenues prior to September 30, 2004.

Segment Reporting

As a result of the corporate restructuring, the segment reporting structure for the Successor Company reflects four reportable segments consistent with the current management of the business: transportation services, loyalty program, technical services, and regional operations. In the Predecessor Company, there was one reportable segment.

Other

In accordance with Canadian generally accepted accounting principles, these interim financial statements do not include all of the financial statement disclosures required for annual financial statements and should be read in conjunction with the 2004 annual consolidated financial statements of ACE. In our opinion, the financial statements reflect all adjustments that are necessary for a fair presentation of the results for the interim periods presented. All such adjustments are of a normal recurring nature.

Certain of the prior year's figures have been reclassified to conform to the current year's presentation.

Short-term investments with original maturities greater than ninety days were previously included in Cash and cash equivalents. Because of increased significance, they are now separately presented as Short-term investments. Short-term investments have original maturities over ninety days, but not more than one year.


New Accounting Policies:

a)  Consolidation of Variable Interest Entities

Accounting Guideline 15 - Consolidation of Variable Interest Entities (AcG-15) is effective for periods beginning on or after November 1, 2004; as a result, ACE adopted this standard effective January 1, 2005. AcG-15 relates to the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of AcG-15 is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a "variable interest entity") in its consolidated financial statements. Restatement of comparative financial information is not required by AcG-15.

An entity falls under the guidance in AcG-15 and is classified a variable interest entity ("VIE") if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that will absorb a majority of the expected losses or will receive the majority of the expected residual returns or both, as a result of ownership, contractual or other financial interests in the VIE.

Aircraft and Engine Leasing Transactions

Prior to the adoption of AcG-15, Air Canada entered into aircraft and engine leasing transactions with a number of special purpose entities that are referred to as VIEs under AcG-15. As a result of the adoption of AcG-15 and Air Canada being the primary beneficiary of these VIEs, the Corporation consolidated leasing entities covering 51 aircraft and 22 engines previously accounted for as operating leases. The following adjustments to the consolidated statement of financial position as at January 1, 2005 result from consolidating these lease structures on initial adoption of AcG-15:

                                                                       Liabilities and
                                                       Assets        Shareholders' Equity
                                                   --------------    --------------------
Increase to property and equipment                       $1,304
Decrease to deferred charges                                (45)
Decrease to intangible assets                                (6)
Increase to other assets                                    113
Increase to current portion of long-term debt                                       $77
Increase to long-term debt                                                        1,173
Increase to non-controlling interest                                                181
Decrease to other long-term liabilities                                            (155)
Cumulative effect of change in accounting policy                                     90
                                                   --------------    --------------------
                                                         $1,366                  $1,366

The increase to other assets represents restricted cash held in the VIEs and the fair value of a currency swap arrangement of $7 in favour of the Corporation, taking into account foreign exchange rates in effect as at December 31, 2004. This currency swap was put in place on the inception of the leases for 11 Canadair Regional Jet aircraft. This currency swap has not been designated as a hedge for accounting purposes.

Fuel Facilities Arrangements

Air Canada and Jazz participate in fuel facilities arrangements, along with other airlines to contract for fuel services at various domestic airports. The Fuel Facilities Corporations are organizations incorporated under federal or provincial business corporations acts in order to acquire, finance and lease assets used in connection with the fuelling of aircraft and ground support equipment. The Fuel Facilities Corporations operate on a cost recovery basis.

Under AcG-15, the Corporation is the primary beneficiary of certain of the Fuel Facilities Corporations. On January 1, 2005 the Corporation consolidated three Fuel Facilities Corporations, resulting in the following adjustments:

                                                                       Liabilities and
                                                       Assets        Shareholders' Equity
                                                   --------------    --------------------
Increase to property and equipment                       $113
Increase to long-term debt                                                     $51
Increase to non-controlling interest                                             8
Increase to other long-term liabilities                                          2
Cumulative effect of change in accounting policy                                52
                                                   --------------    --------------------
                                                         $113                 $113

The remaining five Fuel Facilities Corporations in Canada that have not been consolidated have assets of approximately $103 and debt of approximately $90, which is the Corporation's maximum exposure to loss without taking into consideration any cost sharing that would occur amongst the other contracting airlines. The Corporation views this loss potential as remote.

Effect in Current Period

During the three months ended June 30, 2005, the net impact of adopting AcG-15 was a before tax charge of $33 ($0.28 per share, diluted). This impact is a result of depreciation expense of $21, net interest expense of $22, foreign exchange loss of $16 and non-controlling interest of $4 offset by reduced aircraft rent of $30. For the six months ended June 30, 2005, the net impact is $63, ($0.58 per share, diluted) resulting from depreciation expense of $46, net interest expense of $46, foreign exchange loss of $22 and non-controlling interest of $7 offset by reduced aircraft rent of $58.

Prior Periods

Restatement of comparative financial information is not required by AcG-15. The cumulative effect to retained earnings on the adoption of AcG-15 as at January 1, 2005 is an increase of $142.

b) Foreign Currency Translation of Financial Statements of Integrated Foreign Operations

The majority of the VIEs are not Canadian based entities and monetary assets and liabilities of the VIEs are denominated in foreign currencies, principally US dollars. The Corporation applies the temporal method for the translation of the financial statements of the VIEs denominated in foreign currencies. Monetary assets and liabilities of the VIEs are translated at rates of exchange in effect at the date of the consolidated statement of financial position. Non monetary items are translated at historical exchange rates. Expense items are translated at the average rate of exchange for the period, which results in substantially the same reporting currency amounts that would have resulted had the underlying transactions been translated on the dates they occurred. Depreciation of assets translated at historical exchange rates are translated at the same exchange rates as the assets to which they relate.

c)  Asset Retirement Obligations

As a result of the consolidation of certain Fuel Facilities Corporations, the Corporation has applied the Canadian Institute of Chartered Accountants Section 3110, "Accounting for Asset Retirement Obligations", which requires the Corporation to record an asset and related liability for the costs associated with the retirement of long-lived tangible assets when a legal liability to retire such assets exists. Under Section 3110, the fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized over its estimated useful life. In subsequent periods, the asset retirement obligation is adjusted for the passage of time and any changes in the amount of the underlying cash flows through charges to earnings. A gain or loss may be incurred upon settlement of the liability.

Under the terms of its land leases, the Fuel Facilities Corporations have the obligation to restore the land to vacant condition at the end of the lease and to rectify any environmental damage for which is it responsible. If it was found that the Fuel Facilities Corporations had to contribute to any remediation costs, each contracting airline would share pro rata, based on system usage, in the costs. For Fuel Facilities Corporations that are consolidated under AcG-15, the Corporation has recorded an obligation of $2 ($12 undiscounted) representing the present value of the estimated decommissioning and remediation obligations at the end of the lease, with lease term expiry dates ranging from 2032 to 2039. This estimate is based on numerous assumptions including the overall cost of decommissioning and remediation and the selection of alternative decommissioning and remediation approaches.

Future Accounting Standard Changes:

a)   Financial Instruments and Comprehensive Income

The Accounting Standards Board has issued three new standards dealing with financial instruments: (i) Financial Instruments - Recognition and Measurement
(ii) Hedges and (iii) Comprehensive Income. The key principles under these standards are all financial instruments, including derivatives, are to be included on a company's statement of financial position and measured, either at their fair values or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost. Financial instruments intended to be held-to-maturity should be measured at amortized cost. Existing requirements for hedge accounting are extended to specify how hedge accounting should be performed. Also, a new location for recognizing certain gains and losses - other comprehensive income - has been introduced. This provides an ability for certain gains and losses arising from changes in fair value to be temporarily recorded outside the income statement but in a transparent manner. The new standards are effective for the Corporation beginning January 1, 2007 and will be applied prospectively. As the Corporation has financial instruments, implementation planning will be necessary to review the new standards to determine the impact on the Corporation.


2.       Property and Equipment

                                                                  Successor Company
                                                              June 30,         December 31,
                                                                2005               2004
Cost (1)
    Flight equipment                                       $    1,167         $    1,179
    Flight equipment consolidated under AcG-15                  1,304                  -
    Capital leases                                              1,758              1,758
    Buildings and leasehold improvements                          530                520
    Buildings consolidated under AcG-15                           113                  -
    Ground equipment and other                                    152                176
    Computer equipment                                              4                  1
                                                       ----------------------------------
                                                                5,028              3,634
                                                       ----------------------------------

Accumulated depreciation and amortization
    Flight equipment                                               61                 18
    Flight equipment consolidated under AcG-15                     44                  -
    Capital leases                                                 76                 22
    Buildings and leasehold improvements                           31                 10
    Buildings consolidated under AcG-15                             3                  -
    Ground equipment and other                                     16                  5
    Computer equipment                                              1                  -
                                                       ----------------------------------
                                                                  232                 55
                                                       ----------------------------------

                                                                4,796              3,579

Purchase deposits                                                 146                117
                                                       ----------------------------------

Property and equipment at net book value                   $    4,942         $    3,696
                                                       ==================================


During the three months ended June 30, 2005, the Corporation recorded total depreciation, amortization and obsolescence expense of $119 ($239 for the six months ended June 30, 2005; $103 for the three months ended June 30, 2004 and $198 for the six months ended June 30, 2004 recorded in Predecessor Company) which included amortization expense related to intangible assets of $24 ($50 for the six months ended June 30, 2005; $10 for the three months ended June 30, 2004 and $23 for the six months ended June 30, 2004 recorded in Predecessor Company).

1) In accordance with Section 1625 of the CICA Handbook, Comprehensive Revaluation of Assets and Liabilities ("CICA 1625"), on the application of fresh start reporting effective September 30, 2004, the cost of property and equipment was adjusted to fair value.


3.        Long-Term Debt and Capital Lease Obligations

                                                                                                            Successor Company
                                                                 Final Maturity  Current Interest      June 30,      December 31,
                                                                                     Rate (%)            2005            2004

GECC Exit Financing (a)                                               2011             6.853           $      -        $   540

Convertible Senior Notes due 2035 (b)                                 2035             4.25                 240              -

Aeroplan Term Credit Facility (c)                                     2009             4.20                 300              -

Aeroplan Revolving Term Credit Facility (c)                           2008             4.10                  18              -

Air Canada - Lufthansa Cooperation Agreement (d)                      2009             6.495                 70             76

GECC Limited Recourse Loan (e)                                        2014             6.306                  -             30

GECC Loan (f)                                                         2015             9.39                  54             55

Amex Financing (g)                                                    2006             4.25                   7             43

Other (h)                                                          2007-2019        4.5 - 6.85%             228            232
                                                                                                   -------------------------------

                                                                                                            917            976

Debt consolidated under AcG 15 - Aircraft leases (i)                                                      1,210              -
Debt consolidated under AcG-15 - Fuel Facilities Corporations (j)                                            50              -
Capital lease obligations (k)                                                                             1,507          1,570
                                                                                                   ===============================

                                                                                                          3,684          2,546

Current portion                                                                                            (262)          (218)
                                                                                                   -------------------------------

Long-term debt and capital lease obligations                                                          $   3,422        $ 2,328
                                                                                                   ===============================


Principal repayment requirements as at June 30, 2005 on long-term debt, capital lease obligations, and aircraft, engine and fuel facility debt consolidated as variable interest entities under AcG-15 through to 2009 are as follows:

                                          Remainder of 2005           2006          2007           2008          2009
                                          -----------------------------------------------------------------------------

Long-term debt                                $    24                $  33          $  33          $  71       $  333

Capital lease principal obligations                77                  147            182            179           87

Debt consolidated under AcG-15                     34                   74            118            117           57
                                          ----------------------------------------------------------------------------

Total                                         $   135               $  254         $  333         $  367       $  477
                                          =============================================================================


a) Non-revolving term loan in the amount of US$425 or CDN equivalent, bears interest at a BA rate plus a margin. The loan was drawn in Canadian dollars as at September 30, 2004 in the amount of $540. The margin was set at 4.25% at March 31, 2005. The loan was secured by a first priority security interest on all of the existing and after acquired property of the Successor Company, other than leased assets, assets financed by other parties, and certain other excluded property of ACE and its subsidiaries. The loan was repaid in full prior to maturity on April 6, 2005, including an early payment fee of $16. The Corporation recorded a charge for $29 in other non-operating expenses for this transaction in the three months ended June 30, 2005, including $13 for the write-off of deferred financing charges.

b) During the second quarter, 2005 the Corporation issued $330 of Convertible Senior Notes due 2035 ("Convertible Notes") for net proceeds of $319. For accounting purposes, the Convertible Notes are presented as a compound instrument. At the date of issuance, the value ascribed to the holders' conversion option, which is presented as equity, was $94 less allocated fees of $2; the value ascribed to the financial liability was $236. The financial liability was calculated by discounting the stream of future payments of interest and principal at the prevailing rate for a similar liability that does not have an associated conversion feature. The financial liability will increase to the face value of the debt over a five year period to June 1, 2010, the first date on which the holder can require ACE to purchase all or a portion of the Convertible Notes, as described further below.

     The Convertible Notes bear interest at a rate of 4.25% per annum payable semi-annually in arrears on June 1 and December 1 in each year commencing December 1, 2005. The December 1, 2005 interest payment will represent accrued interest for the period from Closing to December 1, 2005. Holders may convert their Convertible Notes into Class B Voting Shares (if the holder is Canadian) or into Class A Variable Voting Shares (if the holder is not a Canadian) prior to maturity based on an initial conversion rate of 20.8333 Shares per $1,000.00 principal amount of Convertible Notes. Upon notice of conversion, ACE will have the option to deliver cash, Shares or a combination of cash and Shares for the Convertible Notes surrendered.

     At any time on or after June 6, 2008, ACE may redeem all or a portion of the Convertible Notes at a redemption price equal to 100% of the principal amount of the Convertible Notes, plus accrued and unpaid interest. Holders may require ACE to purchase all or a portion of the Convertible Notes on June 1, 2010; June 1, 2015; June 1, 2020; June 1, 2025 and June 1, 2030 at
     a purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest. Upon specified change of control events, holders of Convertible Notes will have the option to require ACE to purchase all or any portion of the Convertible Notes at a price equal to 100% of the principal amount of the Convertible Notes to be purchased, plus accrued and unpaid interest.

     ACE may, at its option and subject to certain conditions, elect to satisfy its obligation to repay all or any portion of the principal amount of the Convertible Notes that are to be redeemed, purchased or that are to be repaid at maturity, by issuing and delivering Class A Variable Voting Shares (if the holder is not a Canadian) and Class B Voting Shares (if the holder is Canadian). The number of Shares a holder will receive in respect of each Convertible Note will be determined by dividing the principal amount of the Convertible Notes that are to be redeemed, purchased or repaid at maturity, as the case may be, and that are not paid in cash, by 95% of the average Closing Price (defined as the weighted average, by volume, of the reported last sale price of each class of Shares) of the Shares on the TSX for the ten consecutive trading days ending on the third trading day preceding the date fixed for redemption, purchase or maturity date, as the case may be.

c) Aeroplan LP has arranged for senior secured credit facilities in the amount of $475. The credit facilities consist of one $300 (or the U.S. dollar equivalent thereof) term facility (the "Term A Facility"), a $100 (or the US dollar equivalent thereof) Acquisition facility (the "Term B Facility") and a $75 (or the U.S. dollar equivalent thereof) revolving term facility (the "Revolving Facility").

     The Term A Facility matures on June 29, 2009, or earlier at the option of Aeroplan and bears interest at rates ranging from Canadian prime rate and U.S. base rate to Canadian prime rate and U.S. base rate plus 0.75% and the Bankers' Acceptance rate and LIBOR plus 1.0% to 1.75%, with the effective interest rate at June 30, 2005 being 4.2%. The Term A Facility was drawn on June 29, 2005 in the amount of $300, in order to fund a portion of the $400 Aeroplan Miles Redemption Reserve (refer to Note 4).

     The Revolving Facility matures on June 29, 2008, or earlier at the option of Aeroplan and bears interest at rates ranging from Canadian prime rate and U.S. base rate to Canadian prime rate and U.S. base rate plus 0.75% and the Bankers' Acceptance rate and LIBOR plus 1.0% to 1.75% with the effective interest rate at June 30, 2005 being 4.1%. Under the Revolving Facility, $18 was drawn on June 29, 2005 for general corporate and working capital purposes.

     The senior secured credit facilities are secured by a first priority security interest and hypothec over the present and after-acquired personal property of Aeroplan LP, subject to certain exclusions and permitted liens. Aeroplan LP's obligations in respect of the senior secured credit facilities will also be guaranteed by each of Aeroplan LP's general partner (Aeroplan GP) and the Aeroplan Trust, with the Trust providing a first priority security interest over its present and after-acquired personal property, subject to certain exclusions and permitted liens, as security for its guarantee obligations, and with Aeroplan GP providing a pledge of its interests in Aeroplan LP as security for its guarantee obligations. The Aeroplan Trust is an unrelated third party to ACE, and is wholly owned by the Aeroplan Income Fund. The terms of the New Credit Facilities include certain covenants. The credit facilities are subject to Aeroplan's ability to maintain certain leverage, debt service and interest coverage covenants, as well as other affirmative and negative covenants.

d) US$57 borrowing maturing in 2009, with semi annual repayments, at a fixed interest rate of 4.495% plus an annual 2.0% guarantee fee.

e) US$25 borrowing, secured by one B747-400 aircraft, maturing in 2014 at an interest rate equal to the one month LIBOR rate plus a margin of 4.0% and was accrued in arrears at the end of each LIBOR period. Air Canada completed a sales agreement with a third party in January 2005. Consistent with the terms of the loan agreement, the proceeds were used to repay this borrowing. No gain or loss was recorded on this sale.

f) US$44 borrowing maturing in 2015, with quarterly repayments, at a floating interest rate equal to the six month LIBOR rate plus 5.75% pre-payable on any interest payment date after December 23, 2007 secured by certain flight training equipment with a carrying value of $73.

g) The Amex Financing requires monthly principal and interest payments over the term of the Canadian dollar loan which extends to January 5, 2006 and may be extended in six month intervals by mutual consent. Under the terms of the agreement, cash principal payments under the facility are made as loyalty points are purchased and as amounts may be due to Air Canada or Aeroplan under various Amex agreements. The facility bears interest at the Bank of Montreal's prime lending rate (4.25% as at June 30, 2005) and is secured by all accounts due to Amex under the agreements and all of the present and future licenses, trademarks and design marks owned by Air Canada and Aeroplan and used by Amex in connection with the agreement.

h) Other mainly includes financings secured by two A340-500 aircraft. These aircraft purchases were financed through conditional sales agreements for an initial value of US$174. Principal and interest is paid quarterly until maturity in 2019. The purchase price instalments bear interest at a three month LIBOR rate plus 2.9% (6.38% as at June 30, 2005).

i) Air Canada entered into aircraft and engine lease transactions with several special purpose entities that qualify as VIEs. As a result of the adoption of AcG-15 as described in Note 1, the Corporation has consolidated leasing entities covering 51 aircraft and 22 engines previously accounted for as operating leases. The debt has a weighted average effective interest rate of approximately 8%. The aircraft are charged as collateral against the debt by the owners thereof. The creditors under these leasing arrangements have recourse to Air Canada, as lessee, in the event of default or early termination of the lease. The majority of the VIEs are not Canadian based entities and hold debt amounting to US$987.

     Aircraft related debt consolidated under AcG-15 is summarized as follows:

                                 Final Maturity         June 30, 2005

      Canadair Regional Jet      2007-2011                  $      344
      Boeing 767-300             2011-2016                         252
      Engines                    2008                               84
      Airbus A319                2011-2014                         361
      Airbus A321                2017                              169
                                                       ----------------
                                                            $    1,210

j) Under AcG-15, the Corporation is the primary beneficiary of certain of the Fuel Facilities Corporations. As a result of the adoption of AcG-15 as described in Note 1, the Corporation consolidated three Fuel Facilities Corporations. The debt is secured by a general security agreement covering all assets of the Fuel Facilities Corporations.

k) Capital lease obligations, related to computer equipment, facilities and 35 aircraft, total $1,507 ($90 and US$1,156). Future minimum lease payments are $2,219, which includes $712 of interest.

Air Canada revolving credit facility

On April 6, 2005, Air Canada entered into a senior secured syndicated revolving credit facility ("the Credit Facility") in an aggregate amount of up to $300 or the US dollar equivalent. The Credit Facility has a two-year term which can be extended at Air Canada's option for additional one-year periods on each anniversary of closing, subject to prior approval by a majority of the lenders. Included in the aggregate amount is a swing line facility of up to $20 provided for cash management and working capital purposes. The amount available to be drawn by Air Canada under the Credit Facility is limited to the lesser of $300 and the amount of a borrowing base determined with reference to certain eligible accounts receivable of Air Canada and certain eligible owned and leased real property of Air Canada. As at June 30, 2005, the amount available under the Credit Facility was $300, and no amounts had been drawn. The Credit Facility is secured by a first priority security interest and hypothec over the present and after-acquired property of Air Canada, subject to certain exclusions and permitted encumbrances.


4.       Aeroplan Transaction

On June 29, 2005, Aeroplan Limited Partnership ("the Predecessor LP") transferred substantially all of its assets and liabilities into a newly created Aeroplan Limited Partnership ("Aeroplan LP") in exchange for the issuance of 175 million units of Aeroplan LP and the issuance of two promissory notes (the Acquisition Promissory Note in the amount of $125 and the Working Capital Note in the amount of $186). The Predecessor LP was liquidated into ACE at closing. The Acquisition Promissory Note was settled on June 29, 2005 from the proceeds of the offering. The Working Capital Note is due October 31, 2005.

On June 29, 2005, the Aeroplan Income Fund ("the Fund") sold 25 million units at a price of $10.00 per unit for net proceeds of $232. On June 30, 2005 the underwriters exercised in full their over-allotment option to purchase an additional 3.75 million units at a price of $10.00 per unit for proceeds of $38. With the proceeds from the over-allotment option, the Fund purchased 3.75 million units from ACE at a cost of $38, reducing the number of units held by ACE to 171.25 million. Issue costs of $3 incurred in connection with the exercise of the over-allotment option were borne by ACE. The Fund is an unincorporated, open-ended trust established under the laws of the Province of Ontario, created to indirectly acquire and hold an interest in the outstanding units of Aeroplan LP. As of June 30, 2005 the Fund, through the Aeroplan Trust, holds 14.4% of the outstanding limited partnership units of Aeroplan LP and ACE holds the remaining 85.6% of the outstanding limited partnership units of Aeroplan LP.

Pursuant to the limited partnership agreement, 20% of Aeroplan's units are subordinated, representing 40 million units held by ACE in favour of the Fund until December 31, 2006. Distributions on the subordinated units will only be paid by Aeroplan to the extent that Aeroplan has met and paid its distributable cash target to the Fund as the holder of non-subordinated units.

Under the terms of an investor liquidity agreement dated June 29, 2005, the non-subordinated units held by ACE in Aeroplan are exchangeable for Fund units on a one-to-one basis. The Fund has reserved 171.25 million units for the exercise of the exchange right. The subordinated units of Aeroplan held by ACE will become exchangeable after December 31, 2006. The exchange right expires once all units of Aeroplan held by ACE have been exchanged. In addition, ACE also has liquidity rights, which require the Trust, on a best efforts basis, to purchase a number of non-subordinated (exchangeable) Aeroplan units for a cash payment equal to the net proceeds of an offering of an equivalent number of units of the Fund. The investor liquidity agreement also provides for registration and piggy-back rights subject to certain restrictions.

ACE has recorded a dilution gain of $190 as a result of this transaction. The dilution gain is the net proceeds of the offering in excess of ACE's proportionate carrying value of its investment in Aeroplan LP, including fair value adjustments recorded on consolidation. In addition, a future income tax expense of $28 was recorded.

In conjunction with the issuance of Units to the Aeroplan Income Fund and the bank financing (refer to Note 3c) entered into on June 29, 2005, Aeroplan LP established the Aeroplan Miles Redemption reserve ("the Reserve"). As at June 30, 2005, the Reserve was established at $400 and is included in cash and cash equivalents. The amount to be held in the Reserve, as well as the types of securities it may be invested in, are based on policies established by management of Aeroplan LP, which will be reviewed periodically. The Reserve may be used to supplement cash flows generated from operations in order to pay for rewards during unusually high redemption activity associated with Aeroplan Miles. Under the terms of the term facility, described in Note 3c, Aeroplan LP was required to deposit the borrowed funds of $300 into the Reserve. Any deposits of funds in non-Canadian dollar denominated investments have to be hedged.


5.       Post-Employment Benefits and Labor Related Provisions

The Corporation has recorded pension and other employee future benefits expense as follows:

                                                     Successor Company          |           Predecessor Company
                                                                                |
                                        Three months ended     Six months ended | Three months ended    Six months ended
                                          June 30, 2005         June 30, 2005   |   June 30, 2004          June 30, 2004
                                        ----------------------------------------|-----------------------------------------
Pension benefit expense                        $47                      $78     |          $76                  $153
                                                                                |
Other employee future benefit expense           26                       65     |           39                    79
                                        ----------------------------------------|----------------------------------------
Total                                          $73                     $143     |         $115                  $232
                                        ---------------------------------------------------------------------------------

Canadian federal pension legislation applicable to the Corporation requires that the funded status of registered pension plans be determined annually. In June 2005, the Corporation received new pension valuations as at January 1, 2005. As a result, the total 2005 employer contribution to the Company's pension plans is estimated to be $274. The estimate previously disclosed in the consolidated financial statements for the year ended December 31, 2004 was $259.

The following table outlines the changes to the labour related provisions:

                                                     Successor Company          |           Predecessor Company
                                                                                |
                                        Three months ended     Six months ended | Three months ended    Six months ended
                                          June 30, 2005         June 30, 2005   |   June 30, 2004          June 30, 2004
                                        ----------------------------------------|----------------------------------------
Beginning of period                           $185                     $192     |         $109                   $122
                                                                                |
Charges recorded                                 3                        4     |            1                      1
                                                                                |
Amounts disbursed                              (10)                     (18)    |          (12)                   (25)
                                                                                |
                                        ----------------------------------------|----------------------------------------
End of period                                 $178                     $178     |          $98                    $98
                                                                                |
Current portion                                 50                       50     |           33                     33
                                                                                |
                                        ----------------------------------------|----------------------------------------
Long-term employee liabilities                $128                     $128     |         $65                    $65
                                        ---------------------------------------------------------------------------------


The current portion of the liability is included in Accounts payable and accrued liabilities. The long-term portion is included in Other long-term liabilities.


6.       Share Capital and Other Equity

The number of issued and outstanding common shares of ACE, along with potential common shares, are as follows:

                                                                                 Successor Company
                                                                            June 30,         December 31,
                                                                             2005                2004
                                                                      =======================================
                                                      Authorized                 Outstanding (000)
                                                  -----------------------------------------------------------
Issued and outstanding common shares
          Class A variable voting shares               unlimited             79,084             74,813
          Class B voting shares                        unlimited             22,095              8,813
          Shares held in escrow                                                 121              5,189
                                                                      ---------------------------------------

Total issued and outstanding common shares                                  101,300             88,815
                                                                      =======================================



                                                                                 Successor Company
                                                                            June 30,         December 31,
                                                                             2005                2004
                                                                      =======================================
Potential common shares
          Convertible preferred shares                                        9,609              9,259
          Convertible notes                                                   6,875                  -
          Stock options                                                       2,955              3,028
                                                                      ---------------------------------------

                                                                             19,439             12,287
                                                                      =======================================

During the second quarter, 2005, ACE completed the public offering of an aggregate of 12,485,000 Class A Variable Voting Shares and Class B Voting Shares at a price of $37.00 per share for gross proceeds of approximately $462 ($443 net of fees).

Together with the proceeds from the issue of the Convertible Notes (refer to Note 3b), ACE used approximately $557 of the aggregate net cash proceeds of the offerings to repay all of its outstanding debt under the exit credit facility with General Electric Capital Corporation, including $16 for early payment. The Corporation recorded a charge of $29 in other non-operating expenses for this transaction in the three months ended June 30, 2005, including $13 for the write-off of deferred financing charges.

Shares Held in Escrow

The Court-appointed Monitor for the restructuring of the Predecessor Company under CCAA completed its report certifying that all remaining disputed unsecured claims have been resolved. On May 30, 2005, the Monitor recommended to the Ontario Superior Court of Justice that it authorize the Monitor to proceed with the final distribution of shares in accordance with the restructuring plan. The shares were distributed with the exception of 121,419 shares that continue to be held in escrow by the Monitor pending resolution of tax obligations with governmental authorities.


Share capital and other equity summary (net of issue costs):

                                                    Successor Company
                                              June 30,           December 31,
                                                2005                 2004
                                          =====================================

  Common shares                               $   2,221              $  1,778
  Convertible preferred shares                      117                   117
  Convertible notes                                  92                     -
                                          ------------------------------------
                                                  2,430                 1,895
  Adjustment to shareholders' equity (1)         (1,708)               (1,708)
                                          ------------------------------------
  Share capital and other equity (2)          $     722              $    187
                                          =====================================


(1) Under fresh start reporting, when there is a negative balance in shareholders' equity after a comprehensive revaluation, share capital is disclosed at a nominal value and the balance is disclosed as a capital deficiency resulting from the financial reorganization. CICA 1625 - Comprehensive Revaluation of Assets and Liabilities, does not permit goodwill to be recorded even if the fair value of net assets is less than the fair value of the enterprise as a whole.
(2) As described in Note 3b, for accounting purposes, the Convertible Notes are presented as a compound instrument. At the date of issuance, the value ascribed to the holders' conversion option, which is presented as equity, was $94 less allocated fees of $2.


7.       Segment Information

As a result of the corporate restructuring, the segment reporting structure has been adjusted to reflect four reportable segments consistent with the current management of the business: transportation services, loyalty program, technical services, and regional operations. In the Predecessor Company, Technical Services was a cost centre within Air Canada and discrete financial information is not available. A capacity purchase agreement between Air Canada and Jazz Air Limited Partnership ("Jazz") came into effect on September 30, 2004. The Regional Operations segment information in the Successor Company is not directly comparable as a result of this new agreement.

As described in note 1, the Corporation changed the accounting as of September 30, 2004 for the recognition of its revenues relating to the loyalty program. As a result, Loyalty Program results are not comparable to prior periods.

Segment financial information has been prepared consistent with how financial information is produced internally for the purposes of making operating decisions. Segments negotiate transactions between each other as if they were unrelated parties. A reconciliation of the total amounts reported by each segment to the applicable amounts in the consolidated financial statements follows:

                                                                       Successor Company
                                     -------------------------------------------------------------------------------------------
                                                                 Three months ended June 30, 2005
                                                                                                                        ACE
                                      Transportation     Loyalty       Technical      Regional      Inter-Segment   Consolidated
                                       Services(a)      Program(b)     Services     Operations(c)    Elimination       Total
                                     -------------------------------------------------------------------------------------------

     Passenger revenue                $     2,099     $      -        $    -        $     1           $     -        $ 2,100
     Cargo revenue                            147            -             -              -                 -            147
     Other revenue                              7          155            47              2                 -            211
                                     -------------------------------------------------------------------------------------------
External revenue                            2,253          155            47              3                 -          2,458
     Inter-segment revenue                     52            2           149            228              (431)             -
                                     -------------------------------------------------------------------------------------------
Total revenue                               2,305          157           196            231              (431)         2,458
                                     ===========================================================================================

     Aircraft rent                             84            -             -             16                (2)            98
     Amortization of capital assets           104            2             8              5                 -            119
     Other operating expenses               2,016          130           163            184              (429)         2,064
                                     -------------------------------------------------------------------------------------------
Total operating expenses                    2,204          132           171            205              (431)         2,281
                                     -------------------------------------------------------------------------------------------

Operating income                              101           25            25             26                 -            177

Total non-operating income
(expense), foreign
exchange and income taxes                      (1)           -            (4)            (4)                -             (9)
                                     -------------------------------------------------------------------------------------------
Segment Results                        $      100     $     25        $   21        $    22           $     -        $   168
                                     ===========================================================================================


                                                                       Successor Company
                                     -------------------------------------------------------------------------------------------
                                                                 Six months ended June 30, 2005

                                                                                                                        ACE
                                      Transportation     Loyalty       Technical      Regional      Inter-Segment   Consolidated
                                       Services(a)      Program(b)     Services     Operations(c)    Elimination       Total
                                     -------------------------------------------------------------------------------------------

     Passenger revenue                $     3,838       $      -      $      -      $       1        $      -     $    3,839
     Cargo revenue                            282              -             -              -               -            282
     Other revenue                            100            324            86              4               -            514
                                     ----------------------------------------------------------------------------------------
External revenue                            4,220            324            86              5               -          4,635
     Inter-segment revenue                    102              5           290            439           (836)              -
                                     ----------------------------------------------------------------------------------------
Total revenue                               4,322            329           376            444           (836)          4,635
                                     ----------------------------------------------------------------------------------------

     Aircraft rent                            160              -             -             31             (3)            188
     Amortization of capital assets           209              4            16             10               -            239
     Other operating expenses               3,941            274           312            347           (833)          4,041
                                     ----------------------------------------------------------------------------------------
Total operating expenses                    4,310            278           328            388           (836)          4,468
                                     ========================================================================================

Operating income                               12             51            48             56               -            167

Total non-operating
income (expense), foreign
exchange and income taxes                     (62)             -            (7)            (7)               -           (76)
                                     -------------  -------------   -----------  -------------  --------------  -------------
Segment Results                       $       (50)      $     51      $     41      $      49        $      -     $       91
                                     ========================================================================================

a) Includes revenues and costs for Air Canada operations, Jazz transportation revenues and fees to Air Canada for Jazz operations under the capacity purchase agreement, as well as AC Cargo Limited Partnership (doing business as Air Canada Cargo), Destina.ca Inc., AC Online Limited Partnership, ACGHS Limited Partnership (doing business as Air Canada Groundhandling), Touram Limited Partnership (doing business as Air Canada Vacations), and ACE. Inter-segment revenue includes management fees and costs and operating services charged to the other segments. Foreign exchange is included by management in the Transportation Services segment. Interest expense in the Transportation Services segment represents interest on third party debt. Interest expense included in other segments represents interest on intercompany debt and third party debt. Management reflects all income taxes within the Transportation Services segment including any income taxes that may be applicable to amounts earned in the other segments because the activities of the other segments are carried out as limited partnerships and the income is taxable in one of the entities included in Transportation Services.

b) Other revenue includes revenue recognized on redemption of points accumulated through both air and third party contracts. Inter-segment revenue of $2 ($5 for the six months ended June 30, 2005) represents the management fee charged to Air Canada by Aeroplan relating to the redemption of points accumulated prior to January 1, 2002. The value of points earned through air travel, charged by Aeroplan to Air Canada, is recorded in Aeroplan's accounts as deferred revenues.

c) Includes Jazz operations under the capacity purchase agreement effective September 30, 2004. Renegotiation of service agreements with Air Canada was completed in June, 2005 and applied retroactively to January 1, 2005, resulting in an adjustment of $3, in Air Canada's favour, which was recorded in the three months ended June 30, 2005.

                                                                               Predecessor Company
                                                ----------------------------------------------------------------------------------
                                                                         Three months ended June 30, 2004
                                                                                                                          ACE
                                                    Transportation     Loyalty      Regional      Inter-Segment      Consolidated
                                                      Services         Program    Operations(d)    Elimination           Total
                                                ----------------------------------------------------------------------------------

      Passenger revenue                            $     1,637        $      -       $    207      $       -           $  1,844
      Cargo revenue                                        133               -              4              -                137
      Other revenue                                        112             125              3              -                240
                                                ----------------------------------------------------------------------------------
External revenue                                         1,882             125            214              -              2,221
      Inter-segment revenue                                123              16              3           (142)                 -
                                                ----------------------------------------------------------------------------------
Total revenue                                            2,005             141            217           (142)              2,221
                                                ==================================================================================

      Aircraft rent                                        160               -             11             (1)               170
      Amortization of capital assets                        94               1              8              -                103
      Other operating expenses                           1,762             108            197           (141)             1,926
                                                ----------------------------------------------------------------------------------
Total operating expenses                                 2,016             109            216           (142)             2,199
                                                ----------------------------------------------------------------------------------

Operating income (loss) before reorganization              (11)             32              1              -                 22
and restructuring items

Reorganization and restructuring items                    (407)              -            (19)             -               (426)

                                                          (418)             32            (18)             -               (404)
Total non operating income (expense), foreign
exchange, and income taxes                                (103)              -             (3)             -               (106)
                                                ----------------------------------------------------------------------------------
Segment Results                                   $       (521)        $    32       $    (21)      $      -           $   (510)
                                                ==================================================================================



                                                                               Predecessor Company
                                                ----------------------------------------------------------------------------------
                                                                          Six months ended June 30, 2004
                                                                                                                          ACE
                                                    Transportation     Loyalty      Regional      Inter-Segment      Consolidated
                                                      Services         Program    Operations(d)    Elimination           Total
                                                ----------------------------------------------------------------------------------

      Passenger revenue                          $      3,118        $      -       $    387        $     -          $     3,505
      Cargo revenue                                       255               -              8              -                  263
      Other revenue                                       323             244              7              -                  574
                                                ----------------------------------------------------------------------------------
External revenue                                        3,696             244            402              -                4,342
      Inter-segment revenue                               243              40              5           (288)                   -
                                                ----------------------------------------------------------------------------------
Total revenue                                           3,939             284            407           (288)               4,342
                                                ==================================================================================

      Aircraft rent                                       346               -             21             (3)                 364
      Amortization of capital assets                      180               2             16              -                  198
      Other operating expenses                          3,591             209            388           (285)               3,903
                                                ----------------------------------------------------------------------------------
Total operating expenses                                4,117             211            425           (288)               4,465
                                                ----------------------------------------------------------------------------------

Operating income (loss) before reorganization            (178)             73            (18)              -                (123)
and restructuring items

Reorganization and restructuring items                   (517)              -            (41)              -                (558)

                                                         (695)             73            (59)              -                (681)
Total non operating income
(expense), foreign
exchange and income taxes                                (124)              1            (10)              -                (133)
                                                ----------------------------------------------------------------------------------
Segment Results                                  $       (819)        $    74       $    (69)        $     -         $      (814)
                                                ==================================================================================


d) Includes Jazz transportation revenues and costs from Jazz operations as reported prior to implementation of the capacity purchase agreement on September 30, 2004.


Geographic Information of Passenger Revenue

                                     Successor Company           |         Predecessor Company
                           Three months ended   Six months ended | Three months ended   Six months ended
                              June 30, 2005      June 30, 2005   |   June 30, 2004       June 30, 2004
                           --------------------------------------|---------------------------------------
Passenger revenue                                                |
                                                                 |
    Canada                  $      916           $   1,593       |   $      780        $     1,427
    US Transborder                 399                 778       |          382                797
    Atlantic                       437                 730       |          382                652
    Pacific                        224                 413       |          199                363
    Other                          124                 325       |          101                266
                           --------------------------------------|---------------------------------------
Total passenger revenue     $     2,100          $   3,839       |   $    1,844        $     3,505
                           ==============================================================================


Passenger revenues for Canada are based on the actual flown revenue for flights with an origin and destination in Canada. Passenger revenues for US Transborder and other international destinations are based on the actual flown revenue for flights with an origin or destination outside of Canada.

Property and Equipment

ACE's subsidiaries, Air Canada and Jazz, are Canadian based domestic and international carriers and while these subsidiaries' flight equipment is used on various routes internationally, for purposes of segment reporting, the Corporation attributes the location of flight equipment to Canada. As a consequence, substantially all of the Corporation's property and equipment are related to operations in Canada.


8.      Commitments

As a result of the adoption of AcG-15 as described in Note 1, the Corporation has consolidated leasing entities covering aircraft and engine leasing agreements previously accounted for as operating leases. The consolidation of these aircraft leasing agreements impacts the operating lease commitments previously disclosed in the 2004 annual consolidated financial statements of ACE. The future principal repayments under these aircraft agreements are now disclosed in Note 3, Long-term Debt and Capital Lease Obligations. Future minimum lease payments under existing operating leases of aircraft, excluding leases accounted for as VIEs, using period end exchange rates are:

        remainder of 2005                     $      217
              2006                                   426
              2007                                   374
              2008                                   289
              2009                                   238
           Thereafter                                991
                                   ----------------------
                                              $    2,535
                                   ----------------------

Planned Investment in Merged US Airways-America West Carrier

On May 19, 2005, the Corporation announced its conditional commitment to invest US$75 in the merged US Airways-America West carrier. The Corporation's investment will be made at the time of US Airways' exit from bankruptcy and in connection with a broad set of commercial and other arrangements. The Corporation's investment will represent approximately 7 per cent of equity of the merged entity, at closing, depending on the total amount of new equity capital raised by the merged entity.

As a condition of its equity investment, the Corporation requires commitments which are expected to result in commercial agreements with the newly-merged entity regarding maintenance services, ground handling, regional jet flying, network, training, and other areas of cooperation. These commitments are subject to the closing of the equity investment.

The equity investment is also subject to, among other closing conditions, bankruptcy court approval and the closing of the US Airways-America West merger, including receipt of all applicable regulatory approvals relating thereto.


Fleet Renewal Plan

On April 25, 2005, the Corporation announced a wide-body fleet renewal plan that included firm orders for 18 Boeing 777s, plus purchase rights for an additional 18 aircraft. The renewal plan also included firm orders for 14 Boeing 787 Dreamliners, plus options and purchase rights for an additional 46 aircraft. The order was subject to several conditions including the negotiation of satisfactory terms by Air Canada with its pilots. On June 18, 2005, the Corporation cancelled its wide-body order with Boeing following a vote by the Air Canada Pilots Association (ACPA) union membership rejecting the tentative agreement on costs and other issues relating to the order. The order was subject to cancellation without penalty if the Corporation did not conclude an agreement with its pilots by June 19, 2005.


9.       Guarantees

As a result of the adoption of AcG-15 as described in Note 1, the Corporation no longer has any residual value guarantees under any of its aircraft leasing agreements accounted for as operating leases. The entire debt balance under these leasing agreements is now on the consolidated statement of financial position of the Corporation, and as a result the residual value support previously disclosed in the 2004 annual consolidated financial statements of ACE is no longer characterized as a guarantee of the Corporation.


10.      Financial Instruments

As at June 30, 2005, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rate on US$230 of fiscal 2005 purchases. The fair value of these foreign currency forward contracts as at June 30, 2005 is less than $1 in favour of the third parties. Hedge accounting has not been applied to these foreign currency forward contracts. The loss has been recorded in foreign exchange.


11.      Reorganization and Restructuring Items

Cash expenditures related to reorganization and restructuring items for the three months ended June 30, 2004 amounted to $30 ($53 for the six months ended June 30, 2004) and related mainly to the payment of professional fees. Reorganization and restructuring items are nil in the current period as no charges have been recorded in the Successor Company. The table below summarizes reorganization and restructuring charges recorded by the Predecessor Company:

                                                   Predecessor Company
                                              Three Months       Six Months
                                                  Ended            Ended
                                              June 30, 2004     June 30, 2004
                                              ---------------------------------

Repudiated and renegotiated leases
and contracts (a)                              $     245          $    331

Labour related items (b)                             123               123

Foreign exchange adjustments on
compromised debt                                      36                59

Professional fees                                     28                52

Interest income on accumulated cash (c)               (6)              (13)

Other                                                  -                 6
                                             ---------------------------------
Reorganization and restructuring items, net    $     426          $    558
                                             =================================

a) Repudiated and renegotiated contracts, including aircraft lease agreements, represented the estimated allowable claim resulting from contracts that had been terminated and the amortization of deferred charges related to deficiency claims on renegotiated contracts.

b) Labour related items relate to the amortization of the estimated compromised claim related to the Predecessor Company's employee groups.

c) Interest income earned by an entity under creditor protection, that it would not have earned but for the proceedings, should be reported as a reorganization and restructuring item. The interest income recorded in reorganization items is due mainly to the cash balances retained by the Predecessor Company as a result of the moratorium on aircraft lease payments and the stay on actions to collect pre-filing indebtedness, including trade payables.


12. Condensed Combined Financial Statements of the Applicants of the Predecessor Company

Consolidated financial statements of an entity under creditor protection that include one or more entities in reorganization proceedings and one or more entities not in reorganization proceedings should include disclosure of condensed combined financial statements of the entities in reorganization proceedings. The following are the condensed combined Statement of Operations and Statement of Cash Flow of the entities of the Predecessor Company that were in CCAA for the period ended June 30, 2004. Included in the Statement of Operations for the three months ended June 30, 2004 are intercompany revenues of $92 ($222 for the six months ended June 30, 2004) and expenses of $63 ($129 for the six months ended June 30, 2004) with non-Applicants.

Condensed Combined Statement of Operations
-----------------------------------------------------------------------------------------------
                                                                  Predecessor Company
                                                          Three Months Ended  Six Months Ended
                                                            June 30, 2004       June 30, 2004
                                                          ------------------  -----------------
   Operating revenues                                        $       2,156     $        4,133
   Operating expenses                                                2,180              4,358
                                                          -------------------------------------
   Operating loss before reorganization and
     restructuring items                                               (24)              (225)
   Reorganization and restructuring items (note 11)                   (426)              (558)
   Net interest expense                                                (56)              (107)
   Loss on sale of assets                                               (9)               (12)
   Other non-operating income, including equity income
   of non-applicants                                                    37                104
                                                          -------------------------------------
   Loss before foreign exchange on non-compromised
     long-term monetary items and income taxes                        (478)              (798)
   Foreign exchange on non-compromised long-term
     monetary items                                                    (34)               (17)
                                                          -------------------------------------
   Loss before income taxes                                           (512)              (815)
   Provision for income taxes                                            2                  1
                                                          -------------------------------------
   Loss for the period                                       $        (510)     $        (814)
                                                          =====================================


Condensed Combined Statement of Cash Flow
-------------------------------------------------------------------------------------------------
                                                                      Predecessor Company
                                                            Three Months Ended   Six Months Ended
                                                              June 30, 2004       June 30, 2004
                                                            ------------------   ----------------

 Net cash provided by operating activities                   $        107          $     152
 Financing
   Aircraft related borrowings                                        117                117
   Reduction of long-term debt and capital lease obligations          (70)               (189)
   Drawdown on GE DIP financing                                         -                 300
   Other credit facility borrowings                                     -                  80
   Credit facility repayments                                         (25)               (120)
                                                            -------------------------------------
                                                                       22                 188
                                                            -------------------------------------
 Investing

   Additions to property and equipment                                (147)              (181)
   Proceeds from sale of assets                                          -                  1
                                                            -------------------------------------
                                                                      (147)              (180)
                                                            -------------------------------------
 Increase (decrease) in cash and cash equivalents                      (18)               160
 Cash and cash equivalents, beginning of period                        875                697
                                                            -------------------------------------
 Cash and cash equivalents, end of period                    $         857         $      857
                                                            =====================================



13.      ACE Aviation Holdings Inc. / Air Canada
         Differences Between Generally Accepted Accounting Principles in Canada and the United States
         (Canadian dollars - millions except per share data)

The consolidated financial statements of the Corporation (and Predecessor Company) have been prepared in accordance with Canadian generally accepted accounting policies ("Canadian GAAP"), which differ in certain respects from accounting principles generally accepted in the United States (US GAAP). The following represents the principal differences affecting statements of operations and retained earnings (deficit), financial position, and cash flows as well as additional disclosures required by US GAAP.


                                                    Successor Company - ACE        |    Predecessor Company - Air Canada
                                                          (note 1)                 |                 (note 1)
                                             Three months ended   Six months ended | Three months ended    Six months ended
                                                   June 30            June 30      |       June 30              June 30
                                             --------------------------------------|----------------------------------------
                                                    2005                2005       |       2004                 2004
                                             --------------------------------------|----------------------------------------
Income (loss) for the period in                                                    |
accordance with Canadian GAAP                    $       168        $        91    |   $       (510)       $       (814)
                                                                                   |
Aircraft introduction costs (1)                            -                  -    |              1                   3
Derivative instruments (2)                                 -                  -    |             (1)                 (2)
Residual value guarantee adjustment (3)                    -                  -    |              5                   9
Pension valuation allowance (4)                            -                  -    |             (2)                 (4)
Pre-operating costs (5)                                    -                  -    |              -                   1
Convertible securities (6)                               (24)               (42)   |              -                   -
Variable interest entity adjustment (7)                    -                  -    |              -                 (50)
Amortization of intangible assets (8)                     (1)                (1)   |              -                   -
                                             --------------------------------------|-----------------------------------------
Income adjustments for the period before                                           |
the following                                            (25)               (43)   |              3                 (43)
                                                                                   |
Cumulative effect of change in accounting                                          |
policy - Variable interest entity                                                  |
adjustment (7)                                             -                  -    |              -                (178)
                                                                                   |
Income tax adjustment                                     (1)                (2)   |              -                   -
Non-controlling interest - Variable                                                |
interest entity adjustment (7)                             -                  -    |              2                   3
                                             --------------------------------------|-----------------------------------------
Respective period income adjustments                     (26)               (45)   |              5                (218)
                                             --------------------------------------|-----------------------------------------
Income (loss) for the period in                                                    |
accordance with US GAAP                                  142                 46    |           (505)             (1,032)
                                             --------------------------------------|-----------------------------------------
Minimum pension liability adjustment (4)                (335)              (359)   |             11                 103
                                             --------------------------------------|-----------------------------------------
Comprehensive income (loss) for the period                                         |
in accordance with US GAAP                      $       (193)       $      (313)   |    $      (494)        $      (929)
                                             ======================================|=========================================
                                                                                   |
Earnings (loss) per share - US GAAP                                                |
- Basic                                         $       1.37        $      0.41    |    $      (4.20)       $     (8.59)
- Diluted                                       $       1.24        $      0.41    |    $      (4.20)       $     (8.59)




                                                                         Successor Company - ACE (note 1)
                                                                     June 30, 2005             December 31, 2004
PROPERTY AND EQUIPMENT
Balance under Canadian GAAP                                         $        4,942                $        3,696
Variable interest entity adjustment (7)                                          -                         1,417
                                                             ----------------------------------------------------
Balance under US GAAP                                               $        4,942                $        5,113
                                                             ====================================================
DEFERRED CHARGES
Balance under Canadian GAAP                                         $          127                $          167
Deferred finance charges (6)                                                    (3)                           (6)
Variable interest entity adjustment (7)                                          -                           (15)
                                                             ----------------------------------------------------
Balance under US GAAP                                               $          124                $          146
                                                             ====================================================
GOODWILL
Balance under Canadian GAAP                                         $            -                $            -
Goodwill (8)                                                                 1,545                         1,583
                                                             ----------------------------------------------------
Balance under US GAAP                                               $        1,545                $        1,583
                                                             ====================================================
INTANGIBLE ASSETS
Balance under Canadian GAAP                                         $        2,572                $        2,691
Variable interest entity adjustment (7)                                          -                           (39)
Goodwill (8)                                                                    46                            11
                                                             ----------------------------------------------------
Balance under US GAAP                                               $        2,618                $        2,663
                                                             ====================================================
OTHER ASSETS
Balance under Canadian GAAP                                         $          255                $          137
Variable interest entity adjustment (7)                                          -                           111
                                                             ----------------------------------------------------
Balance under US GAAP                                               $          255                $          248
                                                             ====================================================
CURRENT PORTION OF LONG-TERM DEBT
Balance under Canadian GAAP                                         $          262                $          218
Variable interest entity adjustment (7)                                          -                            77
                                                             ----------------------------------------------------
Balance under US GAAP                                               $          262                $          295
                                                             ====================================================
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS
Balance under Canadian GAAP                                         $        3,422                $        2,328
Variable interest entity adjustment (7)                                          -                         1,230
Convertible securities (6)                                                      24                             -
                                                             ----------------------------------------------------
Balance under US GAAP                                               $        3,446                $        3,558
                                                             ====================================================
CONVERTIBLE PREFERRED SHARES
Balance under Canadian GAAP                                         $          139                $          132
Reclassification of preferred shares (6)                                      (139)                         (132)
                                                             ----------------------------------------------------
Balance under US GAAP                                               $            -                $            -
                                                             ====================================================
PENSION AND OTHER BENEFIT LIABILITIES
Balance under Canadian GAAP                                         $        2,296                $        2,344
Minimum pension liability adjustment (4)                                       361                             2
                                                             ----------------------------------------------------
Balance under US GAAP                                               $        2,657                $        2,346
                                                             ====================================================



                                                                          Successor Company - ACE (note 1)
                                                                     June 30, 2005              December 31, 2004

OTHER LONG-TERM LIABILITIES
Balance under Canadian GAAP                                                $        1,313             $        1,645
Convertible preferred shares - embedded derivative (6)                                217                        180
Convertible notes - embedded derivative (6)                                            83                          -
Variable interest entity adjustment (7)                                                 -                       (156)
                                                                 -----------------------------------------------------
Balance under US GAAP                                                      $        1,613             $        1,669
                                                                 =====================================================

MINORITY INTEREST
Balance under Canadian GAAP                                                $          196             $            -
Variable interest entity adjustment (7)                                                 -                        178
                                                                 -----------------------------------------------------
Balance under US GAAP                                                      $          196             $          178
                                                                 =====================================================

TEMPORARY EQUITY
Balance under Canadian GAAP                                                $            -             $            -
Reclassification of convertible preferred shares (6)                                  174                        167
                                                                 -----------------------------------------------------
Balance under US GAAP                                                      $          174             $          167
                                                                 =====================================================

SHAREHOLDERS' EQUITY

Balance under Canadian GAAP                                                $          973             $          203
Convertible securities (6)                                                            (12)                        (5)
Reclassification of convertible preferred shares
and convertible notes (6)                                                            (209)                      (117)
Variable interest entity adjustment (7)                                                 -                        112
Goodwill recorded at fresh start (8)                                                1,596                      1,596
Current year income adjustments                                                       (45)                       (68)

Current year adjustments for comprehensive income
    Minimum pension liability adjustment (4)                                         (359)                        (2)
Cumulative prior year adjustments for:
     Future income tax                                                                 (2)                         -
     Convertible securities                                                           (99)                         -
Comprehensive income
     Minimum pension liability adjustment                                              (2)                         -
                                                                 -----------------------------------------------------
Balance under US GAAP                                                      $        1,841             $        1,719
                                                                 =====================================================





1.       Aircraft Introduction Costs
Under Canadian GAAP, the Predecessor Company deferred and amortized aircraft introduction costs. Under US GAAP, these costs are expensed as incurred. The Successor Company expenses aircraft introduction costs as incurred. Under Canadian GAAP, the Predecessor Company recorded amortization expense of $1 for the three months ended June 30, 2004 ($3 for the six months ended June 30, 2004).

2.       Derivative Financial Instruments
Under US GAAP, all derivatives are recorded on the balance sheet at fair value. The Corporation and Predecessor Company have elected not to designate any derivatives as hedging instruments for US GAAP purposes and as such, changes in the fair value of all derivative instruments are recorded in income.

Effective January 1, 2004 under Canadian GAAP, derivative instruments that are not part of a designated hedging relationship are recorded at fair value, with changes in fair value recognized currently in income. The opening deferred credit related to the fair value adjustment of the Predecessor Company is amortized over the life of the related derivative instruments. Under US GAAP, this deferred credit is reversed to income. As a result of the application of fresh start reporting, this deferred credit was valued at nil in the Successor Company.

3.       Residual Value Guarantees under Operating Leased Aircraft
Under Canadian GAAP, the portion of the gain on sale-leasebacks that includes a residual value guarantee is deferred until the end of the lease term for leases entered into after September 1999, whereas under US GAAP, the amount would be deferred until the end of the lease term for leases entered into after September 1986. Further, under Canadian GAAP, the expected deficiency under a residual value guarantee is accrued over the remaining lease term irrespective of the end of lease term options for leases entered into after September 1999; however, under US GAAP, the accrual of an expected deficiency is required for leases entered into after September 1996. In the Successor Company, all aircraft lease agreements with residual value guarantees are consolidated under the Variable Interest Entity adjustment described under note 7. The adjustment for the three months ended June 30, 2004 relates to the amortization of the previous accrual of the residual value guarantee on renegotiated leases where the residual value guarantee has been removed.

4.       Employee Future Benefits
Under Canadian GAAP, a minimum pension liability is not recognized if the accumulated benefit obligation related to employee pensions exceeds the fair value of plans assets; however, a pension valuation allowance is required to limit the pension asset to the amount that can be realized in the future. Under US GAAP, a minimum pension liability has been recorded; however, a pension valuation allowance is not permitted.

5.       Pre-operating Costs
Under Canadian GAAP, eligible pre-operating costs are deferred and amortized. Under US GAAP, these costs are expensed as incurred. Under Canadian GAAP, the Predecessor Company recorded amortization expense of $1 for the six months ended June 30, 2004.

6.       Convertible Preferred Shares
Under US GAAP, the convertible preferred shares issued by the Successor Company contain an embedded derivative which has been reported separately as an other long-term liability at its fair value of $217 as at June 30, 2005 ($201 as at March 31, 2005 and $180 as at December 31, 2004). The convertible preferred shares were initially recorded at $162 which is the proceeds received less direct costs of issuance and the fair value of the embedded derivative, as of the date of issuance, and is included in temporary equity as the conditions of redemption are not solely within the control of the Successor Company. The adjustment to deferred charges reflects applying the direct costs of issuance, recorded in deferred charges under Canadian GAAP, against the amount recorded in temporary equity.

For the convertible preferred shares, the changes in the fair value of the embedded derivative are included in income and the accretion of the temporary equity to the redemption value over the period to redemption is reflected as a charge to retained earnings.

The adjustment reflects the reversal of interest expense under Canadian GAAP of $4 ($7 for the six months ended June 30, 2005); change in the fair values of the embedded derivative amounting to $16 ($37 for the six months ended June 30, 2005); and the amount charged to retained earnings under US GAAP of $4 ($7 for the six months ended June 30, 2005).

Convertible Notes
Under Canadian GAAP the convertible notes issued in April 2005 are presented as a compound instrument. At the date of issuance, the value ascribed to the holders' conversion option, which is presented as equity, was $94 less allocated fees of $2; the value ascribed to the financial liability was $236. Under US GAAP the convertible notes were initially recorded at $260 which is the proceeds received before costs of issuance and the fair value of the embedded derivative, as of the date of issuance, of $71. The direct costs of issuance of $11 are recorded in deferred charges. The adjustment also reflects the change in the fair value of the embedded derivative for the three months ended of $12 to $83 as at June 30, 2005.

7.       Variable Interest Entities
As discussed in note 1, under Canadian GAAP, Accounting Guideline 15 - Consolidation of Variable Interest Entities ("AcG-15") was adopted on January 1, 2005. There are no significant differences between AcG-15 and Interpretation No. 46R - Consolidation of Variable Interest Entities ("FIN 46R"), issued by the Financial Accounting Standards Board and adopted effective January 1, 2004 under US GAAP that affect the Corporation's GAAP reconciliation. As a result, this reconciling difference is no longer applicable.

The adjustment for the three months ended June 30, 2004 of $3 ($(42) for the six months ended June 30, 2004), reflects depreciation expense of $22 ($46 for the six months ended June 30, 2004), interest expense of $27 ($53 for the six months ended June 30, 2004), a foreign exchange loss of $31 ($50 for the six months ended June 30, 2004) and a non-controlling interest charge of $2 ($3 for the six months ended June 30, 2004) offset by the reversal of aircraft rent expense of $85 ($110 for the six months ended June 30, 2004). Under Canadian GAAP, aircraft rent expense recorded in reorganization items in the three months ended June 30, 2004 included a reorganization expense of $60.

8.       Goodwill
Under Canadian GAAP, upon emergence from creditor protection, the identifiable assets and liabilities of an enterprise are revalued based on the fair values of such assets and liabilities in a manner similar to that used for a business combination. The difference between the fair value of the Successor's equity over the fair value of the identifiable assets and liabilities is not permitted to be recorded as an asset (goodwill) under Canadian GAAP. US GAAP does not prohibit the recognition of goodwill to the extent that the reorganization value exceeds the fair value of the specific tangible and identifiable intangibles of the Successor. The resulting goodwill under US GAAP is not amortized and is subject to an impairment test on an annual basis or earlier if an event occurs or circumstances change that would more likely than not reduce the fair value of the respective reporting unit below the carrying amount.

Under Canadian GAAP, the benefit of future income tax assets that exist at fresh start, and for which a valuation allowance is recorded against, will be recognized first to reduce to nil any remaining intangible assets (on a pro-rata basis) that were recorded upon fresh start reporting with any remaining amount as a credit to shareholders' equity. Under US GAAP the benefit of future income tax assets that exist at fresh start will be recognized first to reduce to nil any goodwill, then intangibles with any remaining amount taken to income. As a result, the adjustment at June 30, 2005 reflects a cumulative increase to intangible assets of $46, net of additional amortization expense of $1 for the three and six months ended June 30, 2005, a cumulative reduction of $51 to goodwill, a tax expense of $1 for the three months ended June 30, 2005 ($2 for the six months ended June 30, 2005) and a cumulative retained earnings adjustment of $(2).


9.       Comprehensive Income
Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners. Cumulative other comprehensive income (loss) as at June 30, 2005 is $(361), ($(2) at December 31, 2004). For the periods presented, under Canadian GAAP, the Predecessor and the Successor were not permitted to use the concept of comprehensive income. The adjustments to cumulative other comprehensive income relate mainly to the minimum pension liability adjustment described under item 4.


10.    Pension and Other Benefit Plans

The components of US GAAP net periodic cost of defined benefit plans include the following:

                                                             Three Months Ended June 30
                                                     Pension Benefits            Other Benefits
                                                    2005          2004         2005          2004
                                                ------------------------------------------------------
Service cost                                            $ 55          $ 46         $ 21          $ 23
Interest cost                                            165           162           13            13
Expected return on plan assets                           (174)       (163)            -             -
Amortization of prior service cost                         -            23            -             1
Amortization of net transition obligation                  -           (2)            -             -
Amortization of experience (gains) losses                  -            13          (1)             1
                                                ------------------------------------------------------
                                                        $ 46          $ 79         $ 33          $ 38
                                                ======================================================

                                                              Six Months Ended June 30
                                                     Pension Benefits            Other Benefits
                                                    2005          2004         2005          2004
                                                ------------------------------------------------------
Service cost                                            $ 99          $ 92         $ 42          $ 46
Interest cost                                            326           324           25            27
Expected return on plan assets                          (347)         (326)           -             -
Amortization of prior service cost                         -            45            -             1
Amortization of net transition obligation                  -            (3)           -             -
Amortization of experience (gains) losses                  -            25           (2)            3
                                                ------------------------------------------------------
                                                        $ 78         $ 157         $ 65          $ 77
                                                ======================================================

As of June 30, 2005 the Corporation had contributed $123 to its defined benefit pension plans. The Corporation expects to contribute an additional $151 during the remainder of 2005.

New Accounting Policies

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). This standard replaces SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). It requires that the compensation cost of share-based payment transactions be recognized in financial statements based on the fair value of the equity or liability instruments issued. SFAS 123R is effective for public companies beginning with the first annual period that begins after June 15, 2005. The Corporation will adopt this statement as of the beginning the first quarter 2006. The Corporation has not completed its evaluation of the impact of SFAS 123R on its financial statements. Under Canadian GAAP as described in note 4t) to the 2004 annual consolidated financial statements of ACE, the fair value of stock options granted is recognized as a charge to salary and wage expense on a straight line basis over the applicable vesting period, with an offset to contributed surplus. The amount of compensation cost recognized at any date at least equals the value of the vested portion of the options at that date. When stock options are exercised, the consideration paid by employees, together with the amount in contributed surplus, is credited to share capital.

FASB has issued FIN 47 - Asset retirement obligations. This Interpretation clarifies that the term "conditional asset retirement obligation" as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005; the Corporation will apply FIN 47 in the fourth quarter 2005. The Corporations is reviewing the impact that FIN 47 may have on its financial statements.


14.      Subsequent Event

Jazz Air Limited Partnership

As announced on August 4, 2005, ACE intends to proceed with an initial public offering of Jazz Air Limited Partnership through an income trust structure. A preliminary prospectus in respect of the offering is expected to be filed in the third quarter of 2005 and ACE will retain a majority interest in Jazz.

                                                                    Document 3

AUGUST 4, 2005










                              SECOND QUARTER 2005
                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                          ACE AVIATION HOLDINGS INC.

                               TABLE OF CONTENTS
                               -----------------



                                                                      Page
                                                                      ----


Preface                                                                 3


Explanatory Notes                                                       5


Second Quarter Results of Operations                                    9


Year-to-Date Results of Operations                                     22


Statement of Financial Position                                        31


Financial Management                                                   35


Recent Developments                                                    39


Liquidity                                                              42


Quarterly results                                                      47


Segment Information                                                    48


Accounting Policies                                                    50


Material Changes                                                       57


Risk Factors                                                           57

PREFACE
-------

         ACE Aviation Holdings Inc. (ACE) was incorporated on June 29, 2004 for the purpose of becoming the parent company of Air Canada and its subsidiaries upon the implementation of the consolidated plan of reorganization, compromise and arrangement (the Plan) on September 30, 2004, as further described in the 2004 Annual Consolidated Financial Statements of ACE.

         In accordance with Section 1625 of the CICA Handbook, Comprehensive Revaluation of Assets and Liabilities (CICA 1625), ACE adopted fresh start reporting on September 30, 2004. References to "Predecessor Company" refer to Air Canada and its subsidiaries prior to September 30, 2004. References to "Successor Company" refer to ACE and its subsidiaries on and after June 29, 2004. In accordance with CICA 1625, prior period financial information has not been restated to reflect the impact of fair value adjustments and, accordingly, certain amounts in the Predecessor Company's results are not directly comparable with those of the Successor Company.

         As a result of the application of fresh start reporting, the application of new accounting policies, the effectiveness of certain lease contracts on emergence from creditor protection under the Companies' Creditors Arrangement Act (CCAA) and the debt and equity transactions that occurred on September 30, 2004, the Successor Company's financial statements are not directly comparable to those prepared for the Predecessor Company. The presentation of the financial information of ACE for the three months ended June 30, 2005 and the six months ended June 30, 2005 and the financial information of Air Canada for the three months ended June 30, 2004 and the six months ended June 30, 2004 are not directly comparable because the financial statements of Air Canada for periods prior to October 1, 2004 and the financial statements of ACE for periods on and after October 1, 2004 are those of different reporting entities and are prepared using different bases of accounting and different accounting policies.

         The consolidated statement of financial position as of June 30, 2005 and December 31, 2004 represent the accounts of the Successor Company. The consolidated statement of operations and the consolidated statement of cash flow for the three months ended June 30, 2005 and the six months ended June 30, 2005 reflects the results of operations of the Successor Company; the three months ended June 30, 2004 and the six months ended June 30, 2004 reflects the results of operations of the Predecessor Company.

         The Interim Unaudited Consolidated Second Quarter 2005 Financial Statements for the Successor Company are based on the accounting policies consistent with those disclosed for the Successor Company in Note 4 to the 2004 Annual Consolidated Financial Statements of ACE with the exception of the adoption of the accounting policies described in Note 1 to the Interim Unaudited Consolidated Second Quarter 2005 Financial Statements under "New Accounting Policies" and page 50 of this MD&A under the section entitled "Accounting Policies".

         In accordance with Canadian Generally Accepted Accounting Principles
(GAAP), the Interim Unaudited Consolidated Second Quarter 2005 Financial Statements do not include all of the disclosures required for annual financial statements and should be read in conjunction with the 2004 Annual Consolidated Financial Statements of ACE. All amounts are expressed in Canadian currency unless indicated otherwise. This Management's Discussion and Analysis is as of August 4, 2005.

         See Note 1 to the Interim Unaudited Second Quarter 2005 Consolidated Financial Statements for additional information on the nature of operations and accounting policies.


For further information on ACE's and Air Canada's public disclosure file, please consult www.sedar.com.


CAUTION REGARDING FORWARD-LOOKING INFORMATION
---------------------------------------------

         ACE's communications often contain written or oral forward-looking statements which are included in the MD&A and may be included in filings with securities regulators in Canada and the United States. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. All such statements are made pursuant to the "safe harbour" provisions of the governing US securities legislation. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

         Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, energy prices, general industry, market and economic conditions, war, terrorist attacks, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, restructuring, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending litigation and actions by third parties. The forward-looking statements contained in this discussion represent ACE's expectations as of August 4, 2005, and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

                          ACE AVIATION HOLDINGS INC.
                              SECOND QUARTER 2005
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS

EXPLANATORY NOTES
-----------------

Glossary of Terms

Revenue Passenger Miles (RPMs)
------------------------------
A measure of passenger traffic calculated by multiplying the total number of revenue passengers carried by the miles they are carried.

Available Seat Miles (ASMs)
---------------------------
A measure of passenger capacity calculated by multiplying the total number of seats available for revenue traffic by the miles flown.

Passenger Load Factor
---------------------
A measure of passenger capacity utilization derived by expressing revenue passenger miles as a percentage of available seat miles.

Passenger Revenue per Revenue Passenger Mile (yield per RPM)
------------------------------------------------------------
Average passenger revenue per revenue passenger mile.

Passenger Revenue per Available Seat Mile (RASM)
------------------------------------------------
Average passenger revenue per available seat mile.

"Corporation" refers to, as the context may require, ACE and its subsidiaries collectively, ACE and one or more of its subsidiaries, one or more of ACE's subsidiaries, or ACE itself.

"Subsidiary" or "subsidiaries" refers to, in relation to ACE, any entity, including a corporation or a limited partnership, which is controlled, directly or indirectly, by ACE.

Comparative Figures

         Certain of the prior year's figures have been reclassified to conform to the current year's presentation. Short-term investments with original maturities greater than ninety days were previously included in cash and cash equivalents. Because of increased significance, they are now presented separately as short-term investments. Short-term investments have original maturities over 90 days, but not more than one year. These investments can be readily converted to cash and are with institutions that have high credit ratings.

Non-GAAP Financial Measure

         EBITDAR (earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent) is a non-GAAP financial measure commonly used in the airline industry to view operating results before aircraft rent and ownership costs as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other asset acquisitions.

         EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have a standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies. EBITDAR, before reorganization and restructuring items, is reconciled to operating income (loss) before reorganization and restructuring items, as follows:

                                                          Successor          Predecessor
                                                           Company             Company
                                                             ACE              Air Canada
                                                      ------------------- ------------------- ------------------
                                                         Three Months        Three Months
                                                            Ended               Ended
($ millions)                                            June 30, 2005       June 30, 2004          Change
----------------------------------------------------- ------------------- ------------------- ------------------
GAAP operating income before reorganization and
restructuring items (1)                                        177                  22               155

Add back:
  Depreciation, amortization and obsolescence                  119                 103               16

  Aircraft rent                                                 98                 170              (72)
                                                      ------------------- ------------------- ------------------

EBITDAR, before reorganization and restructuring
items (1)                                                      394                 295               99

                                                      =================== =================== ==================

EBITDAR margin (%) (2)                                        16.0                13.3               2.7 pp



                                                          Successor          Predecessor
                                                           Company             Company
                                                             ACE              Air Canada
                                                      ------------------- ------------------- ------------------
                                                          Six Months          Six Months
                                                            Ended               Ended
($ millions)                                            June 30, 2005       June 30, 2004          Change
----------------------------------------------------- ------------------- ------------------- ------------------

GAAP operating income before reorganization and
restructuring items (1)                                        167                (123)              290

Add back:
  Depreciation, amortization and obsolescence                  239                 198               41

  Aircraft rent                                                188                 364              (176)
                                                      ------------------- ------------------- ------------------

EBITDAR, before reorganization and restructuring
items (1)                                                      594                 439               155
                                                      =================== =================== ==================

EBITDAR margin (%) (2)                                        12.8                 10.1             2.7 pp


(1) Reorganization and restructuring items were recorded while the Predecessor Company was under creditor protection from April 1, 2003 through to September 30, 2004. As the Successor Company emerged from CCAA proceedings on September 30, 2004, reorganization and restructuring items were not recorded after that date.

(2)  EBITDAR margin is calculated as EBITDAR divided by operating revenues.



Loyalty Program

         As described in Note 1 to the Interim Unaudited Second Quarter 2005 Consolidated Financial Statements, ACE implemented a loyalty program accounting policy as of September 30, 2004 that was different from the policy employed by the Predecessor Company.

         As a result of the application of fresh start reporting, the outstanding loyalty program mileage credits ("Miles") were adjusted to reflect the estimated fair value of Miles to be redeemed in the future. As a consequence of this fair value adjustment and the evolving nature of the Aeroplan loyalty program, the Successor Company changed the accounting policy as of September 30, 2004 for the recognition of its obligations relating to the loyalty program. The Predecessor Company recognized the obligation related to Miles earned through transportation services based on the incremental cost of providing future transportation services. On a prospective basis from the date of fresh start reporting, Miles earned by members through transportation services provided by the Corporation and the transportation services are treated as multiple elements. Miles are recorded at fair values with the residual allocated to transportation services. Consistent with the accounting policy of the Predecessor Company, the proceeds from the sale of Miles to loyalty program partners are deferred.

         Effective September 30, 2004, Miles redeemed for travel on Air Canada and Jazz Air Limited Partnership ("Jazz") are included in passenger revenues and Miles redeemed for other than travel are included in other revenues. Under the previous accounting policy in the Predecessor Company, Aeroplan redemption revenues from Miles earned by members through loyalty program partners were included in other revenues.

         The sum of passenger revenues from Miles redeemed for air travel on Air Canada and Jazz and the above-noted deferred revenues are referred to as "Aeroplan passenger revenues" in this MD&A. For additional information on the Loyalty Program, refer to the section entitled "Accounting Policies" on page 50 of this MD&A.

         In the second quarter of 2005, Aeroplan revenues from Miles redeemed for air travel on Air Canada and Jazz amounted to $118 million ($219 million for the six months ended June 30, 2005), of which approximately $78 million related to Aeroplan redemption revenues from Miles earned by members through the loyalty program partners (approximately $143 million for the six months ended June 30, 2005). These redemption revenues were partly offset by the deferral of revenues of $44 million ($88 for the six months ended June 30, 2005) related to the fair value of Miles earned by members through transportation services provided by the Corporation, resulting in net Aeroplan passenger revenues of $74 million ($131 million for the six months ended June 30, 2005). For the three months ended June 30, 2004, Aeroplan revenues from Miles earned by members through the loyalty program partners amounted to $53 million ($123 million for the six months ended June 30, 2004).

SECOND QUARTER RESULTS OF OPERATIONS - 2005 VERSUS 2004
-------------------------------------------------------

         The following table sets out the second quarter 2005 results of operations for ACE, the Successor Company, as compared to the second quarter 2004 results of operations for Air Canada, the Predecessor Company.

         The Corporation has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the high number of leisure travelers and their preference for travel during the spring and summer months. The Corporation has substantial fixed costs that do not meaningfully fluctuate with passenger demand in the short-term. Seasonably low passenger demand normally results in significantly lower operating cash flow in the first and fourth quarters for each calendar year compared to the second and third quarters.


ACE Aviation Holdings Inc.
Consolidated Statement of Operations
                                                             Successor         Predecessor
                                                              Company            Company
                                                                ACE            Air Canada
--------------------------------------------------------- ----------------- ------------------ ------------ -------------
                                                            Three Months      Three Months
                                                               Ended              Ended
($ millions, except per share figures)                     June 30, 2005      June 30, 2004      $Change      %Change
(Unaudited)
--------------------------------------------------------- ----------------- ------------------ ------------ -------------

Operating revenues
   Passenger                                                      2,100           1,844             256           14
   Cargo                                                            147             137              10            7
   Other                                                            211             240             (29)         (12)
                                                          ----------------- ------------------ ------------
                                                                  2,458           2,221             237           11
                                                          ----------------- ------------------ ------------
Operating expenses
   Salaries, wages and benefits                                     623             672             (49)          (7)
   Aircraft fuel                                                    530             374             156           42
   Aircraft rent                                                     98             170             (72)         (42)
   Airport and navigation fees                                      230             207              23           11
   Aircraft maintenance, materials and supplies                      89              82               7            9
   Communications and information technology                         78              75               3            4
   Food, beverages and supplies                                      81              87              (6)          (7)
   Depreciation, amortization and obsolescence                      119             103              16           16
   Commissions                                                       73              82              (9)         (11)
   Other                                                            360             347              13            4
                                                          ----------------- ------------------ ------------
                                                                  2,281           2,199              82            4
                                                          ----------------- ------------------ ------------
Operating income (loss) before reorganization and
restructuring items                                                 177              22             155
                                                          ----------------- ------------------ ------------
Reorganization and restructuring items                                -            (426)            426
                                                          ----------------- ------------------ ------------

Non-operating income (expense)
   Dilution gain                                                    190               -             190
   Interest income                                                   15               -              15
   Interest expense                                                 (77)            (60)            (17)
   Interest capitalized                                               3               -               3
   Loss on sale of and provisions on assets                           -             (10)             10
   Non-controlling interest                                          (4)              -              (4)
   Other                                                            (27)             (2)            (25)
                                                          ----------------- ------------------ ------------
                                                                    100             (72)            172
                                                          ----------------- ------------------ ------------
Income (loss) before foreign exchange on
non-compromised monetary items and income taxes                     277            (476)            753

Foreign exchange loss                                               (53)            (34)            (19)
                                                          ----------------- ------------------ ------------
Income (loss) before income taxes                                   224            (510)            734
Provision for income taxes                                          (56)              -             (56)
                                                          ----------------- ------------------ ------------
Income (loss) for the period                                        168            (510)            678
                                                          ================= ================== ============
Earnings (loss) per share
   - Basic                                                         1.67           (4.24)
   - Diluted                                                       1.49           (4.24)

Operating Statistics
Revenue Passenger Miles (millions)                               11,613           10,836             777           7
Available Seat Miles (millions)                                  14,487           13,931             556           4
Passenger Load Factor (%)                                         80.2             77.8            2.4 pp

Comparison of Second Quarter Results

         In the second quarter of 2005, ACE reported an operating income of $177 million, an improvement of $155 million compared to Air Canada's operating income before reorganization and restructuring items of $22 million recorded in the same quarter of 2004. EBITDAR improved $99 million over the 2004 quarter. Refer to "Non-GAAP Financial Measure" on page 6 of this MD&A for additional information on EBITDAR.

         In the second quarter of 2005, total operating revenues increased $237 million or 11 per cent compared to the second quarter of 2004. Passenger revenues increased $256 million or 14 per cent reflecting increases in all markets including the transfer of Aeroplan passenger revenues of $74 million into the passenger revenue category. For additional information on Aeroplan passenger revenues, refer to page 7 of this MD&A.

         Operating expenses increased $82 million or 4 per cent versus the second quarter of 2004 and included an increase in fuel expense of $156 million or 42 per cent over the second quarter of 2004. The fuel expense increase over the 2004 level more than offset the continued cost reductions achieved in other expense categories. Capacity, as measured in available seat miles (ASM) increased 4 per cent. Unit cost for the second quarter of 2005, as measured by operating expense per ASM, was essentially unchanged from the second quarter of 2004. Excluding fuel expense, unit cost was down 8 per cent compared to the 2004 quarter. Unit cost reductions were achieved in salaries, wages and benefits, aircraft rent, food, beverages and supplies and commission expense.

         While under creditor protection from April 1, 2003 through to September 30, 2004, the Applicants, as defined in Note 2 to the 2004 Consolidated Financial Statements, recorded significant reorganization and restructuring items directly associated with the rearranging of their business affairs. In the second quarter of 2004, reorganization and restructuring items amounted to $426 million. These mainly non-cash items related primarily to lease deficiency claims, labour-related items, foreign exchange adjustments on compromised debt and professional fees. As the Applicants emerged from CCAA proceedings on September 30, 2004, reorganization and restructuring items were not recorded after that date.

         In the second quarter of 2005, non-operating expenses decreased $172 million. The second quarter of 2005 included a dilution gain of $190 million (before tax) relating to the Aeroplan transaction as further described below. In June, ACE and the Aeroplan Income Fund completed an initial public offering
(IPO) of the Aeroplan Income Fund, which constituted a 14.4 per cent divesture of Aeroplan LP with ACE holding the balance of 85.6 per cent interest in Aeroplan LP. The aggregate gross proceeds from the IPO (including the full exercise of the underwriters' over-allotment options) totaled $287.5 million (refer to Recent Developments for additional information on this transaction). Also included in other non-operating expenses in the 2005 quarter was a charge of $29 million relating to the repayment of the GE Canada Finance Holding Company ("GE") exit credit facility.

         Losses from revaluation of foreign currency monetary items amounted to $53 million in the second quarter of 2005 attributable to a weaker Canadian dollar versus the US dollar at June 30, 2005 compared to March 31, 2005. This compared to foreign exchange losses on non-compromised monetary items of $34 million in the second quarter of 2004.

         Net income for the second quarter of 2005 was $168 million compared to a net loss of $510 million in the second quarter of 2004, an improvement of $678 million. The second quarter of 2004 included reorganization and restructuring items amounting to $426 million.

RASM

Passenger revenue per available seat mile (RASM) is a common industry measure of passenger revenue performance providing a yardstick of revenue generation per unit of capacity offered. RASM is influenced by two key components:

     o   Load factor
     o   Yield per RPM

The first component is load factor which represents passenger traffic expressed in relation to the capacity offered (i.e. revenue passenger miles
(RPMs) to available seat miles (ASMs)). The second component is the yield per revenue passenger mile (or average fare paid per occupied seat mile flown). If an airline can improve its load factor on a particular flight (i.e. the number of revenue passengers) or its yield per revenue passenger mile (i.e. the average fare per mile paid by each passenger) then the passenger revenue per available seat mile (RASM) will increase leading to greater operating profitability on that flight. Depending on market conditions, airlines may periodically have a greater focus on improving load factor or yield, however, the interaction of both these factors will determine RASM. The higher the RASM, the more revenue is generated by the airline for each available seat.

Long-haul flights generally have a lower yield per RPM than short-haul flights. When measured on a per mile basis, the average fare paid on long-haul flights is relatively lower than on short-haul flights. Because the costs of ground handling and fees for take-off and landing are similar for both short and long-haul flights, unit costs per ASM are normally lower for long-haul flights due to the distance flown.

REVENUE PERFORMANCE
-------------------

Passenger Revenues

         As a result of the inclusion of Aeroplan passenger revenues in passenger revenues starting in October 2004 as defined on page 7 of this MD&A, passenger revenues, RASM and yield per RPM are not directly comparable to previous years. For comparative purposes, the following discussion and tables will provide the reader with passenger revenue, RASM and yield per RPM variances that exclude the impact of the policy change related to Aeroplan passenger revenues. However, the discussion will also provide passenger revenue, RASM and yield per RPM information including the impact of the policy change related to Aeroplan passenger revenues.

         The table below describes, by major market, the percentage change from the prior year in passenger revenues for the eight most recent quarters.

             Passenger Revenue % Change Year-over-Year by Quarter
             ----------------------------------------------------

----------------- --------------------------------------------------------------- --------------------------------------
                                       Predecessor Company                                  Successor Company
                                            Air Canada                                             ACE
----------------- --------------------------------------------------------------- --------------------------------------

                   Quarter 3    Quarter 4    Quarter 1    Quarter 2   Quarter 3    Quarter 4    Quarter 1    Quarter 2
                     2003         2003         2004         2004         2004        2004         2005         2005
----------------- ------------ ------------ ------------ ------------ ----------- ------------ ------------ ------------

Canada (1)           (17)         (13)          (9)           8           3            0            1           13
----------------- ------------ ------------ ------------ ------------ ----------- ------------ ------------ ------------
US (1)               (24)         (19)         (13)           5          (1)         (17)         (13)           0
----------------- ------------ ------------ ------------ ------------ ----------- ------------ ------------ ------------
Atlantic (1)          (4)          (5)          (5)           6           6            4            8           10
----------------- ------------ ------------ ------------ ------------ ----------- ------------ ------------ ------------
Pacific (1)          (52)         (13)          15           162         113          35           14           11
----------------- ------------ ------------ ------------ ------------ ----------- ------------ ------------ ------------
Other (1)              3           18           24           38           25          22           17           18
----------------- ------------ ------------ ------------ ------------ ----------- ------------ ------------ ------------
System (1)
(excluding
Aeroplan)            (19)         (12)          (5)          15           12           1            1           10
----------------- ------------ ------------ ------------ ------------ ----------- ------------ ------------ ------------
System               (19)         (12)          (5)          15           12           4            5           14
(including
Aeroplan)
----------------- ------------ ------------ ------------ ------------ ----------- ------------ ------------ ------------

(1) The calculation of percentage change year-over-year does not include Aeroplan passenger revenues for the fourth quarter of 2004 and the first and second quarters of 2005.

         The table below describes, by major market, quarter-over-quarter percentage changes in passenger revenues, capacity as measured by available seat miles (ASMs), traffic as measured by revenue passenger miles (RPMs), passenger load factor as measured by RPMs divided by ASMs, yield as measured by passenger revenue per RPM, and RASM as measured by passenger revenue per ASM.

         Operating Statistics - Quarter 2, 2005 versus Quarter 2, 2004
         -------------------------------------------------------------

                          Passenger      Capacity        Traffic      Passenger Load       Yield
                           Revenue        (ASMs)          (RPMs)          Factor          per RPM          RASM
                          % Change       % Change        % Change        pp Change        % Change       % Change
----------------------- -------------- -------------- --------------- ---------------- --------------- --------------
Canada (1)                   13              4              9               3.6              4               9
----------------------- -------------- -------------- --------------- ---------------- --------------- --------------
US (1)                        0             (5)             5               6.8             (5)              5
----------------------- -------------- -------------- --------------- ---------------- --------------- --------------
Atlantic (1)                 10              8              8              (0.1)             3               3
----------------------- -------------- -------------- --------------- ---------------- --------------- --------------
Pacific (1)                  11              4              4               0.0              7               7
----------------------- -------------- -------------- --------------- ---------------- --------------- --------------
Other (1)                    18             14              13             (0.7)             4               3
----------------------- -------------- -------------- --------------- ---------------- --------------- --------------
System (1)
(excluding Aeroplan)         10              4              7               2.4              3               6
----------------------- -------------- -------------- --------------- ---------------- --------------- --------------
System
(including Aeroplan)         14              4              7               2.4              6              10
----------------------- -------------- -------------- --------------- ---------------- --------------- --------------

(1) The calculation of percentage change quarter-over-quarter does not include Aeroplan passenger revenues for the first and second quarters of 2005.

         Passenger revenues were up $256 million or 14 per cent from 2004 and included Aeroplan passenger revenues of $74 million in the second quarter of 2005. As a result of higher fuel costs, surcharges have been significantly increased to and from most international destinations.

         In the second quarter of 2005, system passenger traffic increased 7 per cent on an increase of 4 per cent in ASM flying capacity producing a 2.4 percentage point improvement in load factor. Passenger traffic is measured by revenue passenger miles which is calculated by multiplying the number of revenue passengers carried by the miles they are carried. Excluding Aeroplan passenger revenues, yield per RPM, as measured by average passenger revenue per revenue passenger mile, increased 3 per cent. Yield per RPM increases were reflected in all markets with the exception of the US transborder market. The yield per RPM increases were mainly due to higher fare levels and an increase in fuel surcharges. System RASM, excluding Aeroplan passenger revenues, rose 6 per cent over the second quarter of 2004 reflecting both the improvement in load factor and the increase in yield per RPM.

         Second quarter domestic passenger revenues were up $136 million or 17 per cent and included Aeroplan passenger revenues of $34 million in the 2005 quarter. Domestic passenger traffic was up 9 per cent and capacity was increased by 4 percent resulting in a passenger load factor improvement of 3.6 percentage points. Domestic yield per RPM increased 4 per cent excluding Aeroplan passenger revenues, mainly due to higher fare levels to cover increased fuel costs. Reflecting both the improvement in passenger load factor and the yield per RPM improvement, excluding Aeroplan passenger revenues, domestic RASM rose 9 per cent above the 2004 level.

         US transborder passenger revenues were up $17 million or 4 per cent and included Aeroplan passenger revenues of $17 million in the 2005 quarter. In response to increased capacity from US carriers, US transborder ASM capacity was reduced by 5 per cent. In spite of the ASM capacity reduction, traffic increased 5 per cent resulting in a passenger load factor improvement of 6.8 percentage points. Excluding Aeroplan passenger revenues, yield per RPM declined 5 per cent reflecting increased capacity on the transborder market by Canadian low-cost carriers. An aggressive pricing environment as well as the weakening of the US dollar versus the second quarter of 2004 for sales denominated in US dollars were also factors in the yield per RPM decrease. Excluding Aeroplan passenger revenues, US transborder RASM was up 5 per cent as the significant improvement in passenger load factor offset the yield per RPM decrease.

         Atlantic revenues, including Aeroplan passenger revenues of $16 million, increased $55 million or 14 per cent. This reflected a 3 per cent increase in yield per RPM, excluding Aeroplan passenger revenues, reflecting in part growth in higher-yield business traffic as well as increased fuel surcharges. Traffic rose 8 per cent on a similar capacity increase which reflected an earlier start of seasonal services and the new service to Rome. Excluding Aeroplan passenger revenues, RASM increased 3 per cent reflecting the yield per RPM increase.

         Pacific revenues were up $25 million or 12 per cent and included Aeroplan passenger revenues of $2 million in the 2005 quarter. Excluding Aeroplan passenger revenues, yield per RPM increased 7 per cent over the second quarter of 2004, reflecting in part strong premium traffic due to the introduction of non-stop Toronto-Hong Kong and Toronto-Beijing services, higher capacity in the Toronto-Shanghai and Vancouver-Seoul services as well as increased fuel surcharges. Traffic increased 4 per cent on a 4 per cent increase in ASM capacity resulting in a similar passenger load factor to the 2004 quarter. As a result of the yield per RPM increase, RASM increased 7 per cent, excluding Aeroplan passenger revenues.

         South Pacific, Caribbean, Mexico and South America revenues increased $23 million or 22 per cent and included Aeroplan passenger revenues of $5 million in the 2005 quarter. Traffic increased 13 per cent on an ASM capacity increase of 14 per cent resulting in a similar passenger load factor as the 2004 quarter. Excluding Aeroplan passenger revenues, yield per RPM increased 4 per cent over the second quarter of 2004 and RASM increased 3 per cent in part due to increased fuel surcharges. The growth in these markets is largely from additional flying to South America.

Cargo Revenues

         Cargo revenues increased $10 million or 7 per cent mainly due to an increase in the volume of cargo carried largely in the Pacific market.

Other Revenues

         Other non-transportation revenues were down $29 million or 12 per cent mainly as a result of the change in accounting policy for the loyalty program (Aeroplan) as described on page 7 of this MD&A. For the three months ended June 30, 2004, Aeroplan revenues from Miles earned by members through the loyalty program partners amounted to $53 million and were recorded in other revenues. For the three months ended June 30, 2005, Aeroplan revenues from Miles redeemed for air travel on Air Canada and Jazz are recorded in passenger revenues. Partly offsetting the reduction from the change in accounting policy for the loyalty program is an increase in third party maintenance revenues, higher cancellation and change fees and higher revenues from Air Canada Vacations primarily as a result of a stronger presence in the Latin Caribbean market.

COST PERFORMANCE SECOND QUARTER OF 2005
---------------------------------------

Impact of the Adoption of AcG-15

         Effective January 1, 2005, the Corporation adopted Accounting Guideline 15 - Consolidation of Variable Interest Entities (AcG-15). Refer to
Note 1 to the Interim Unaudited Second Quarter 2005 Consolidated Financial Statements or to page 51 of this MD&A for additional information on the adoption of AcG-15. In the second quarter of 2005, the net impact of adopting AcG-15 on the Corporation's results was a pre-tax charge of $33 million or $0.28 per share, diluted. The impact of the adoption of AcG-15 was a reduction to aircraft rent expense of $30 million, an increase to depreciation expense of $21 million, an increase to net interest expense of $22 million, a foreign exchange loss of $16 million and non-controlling interest of $4 million compared to financial results had AcG-15 not been effective.


Operating Expenses

         In the second quarter of 2005, total operating expenses increased $82 million or 4 per cent compared to the second quarter of 2004 and included a fuel expense increase of $156 million or 42 per cent versus the 2004 quarter. Unit cost remained at the 2004 level (excluding fuel expense, unit cost declined 8 per cent). The fuel expense increase of $156 million or 42 per cent more than offset the continued cost reductions achieved in other expense categories.

         Salaries and wage expense totaled $487 million in the second quarter of 2005, a decrease of $2 million from the second quarter of 2004. This mainly reflected a reduction of an average of 468 full-time equivalent (FTE) employees or 1 per cent from the second quarter of 2004 as well as salary reductions for unionized and non-unionized labour groups. The decrease in salaries and wages expense was partly offset by the expense of approximately $15 million relating to an employee profit sharing program. No expenses related to this program were recorded in 2004. Salaries and wages expense per ASM was reduced by 4 per cent from the second quarter of 2004.

         Employee benefits expense amounted to $136 million in the second quarter of 2005, a decrease of $47 million or 26 per cent from the second quarter of 2004. The decrease was largely due to lower pension expense as a result of the elimination of unamortized actuarial losses and prior service costs resulting from fresh start reporting. However, the 2005 annual pension expense is expected to increase $30 million versus amounts previously estimated by the Corporation's actuaries in January 2005, on the basis of new pension valuation results and revised demographic pension assumptions received by the Corporation in June 2005. As a result, the Corporation recorded $15 million in additional expense during the quarter pertaining to the first half of 2005. This increase in pension expense in the quarter was largely offset by a reduction of employee future benefits expense of $14 million recorded in the quarter pertaining to the first half of 2005. As a result of revised estimates, the 2005 annual employee future benefits expense is expected to decrease $28 million versus amounts previously estimated. The net impact of the revised valuations for pension expense and employee future benefits expense discussed above will be an expense increase of $2 million annually.

         On a capacity increase of 4 per cent, fuel expense increased $156 million or 42 per cent reflecting continuing record high fuel prices. The average base fuel price increase of $186 million or 53 per cent was partially offset by a reduction of $41 million due to the favourable impact of a stronger Canadian dollar versus the US dollar during the quarter when compared to the second quarter of 2004. On a unit cost basis, fuel expense per ASM increased 36 per cent.

         Aircraft rent expense decreased $72 million or 42 per cent. As discussed above, as a result of the adoption of AcG-15, aircraft rent expense decreased $36 million versus the same period last year. Other factors in the remaining decrease to aircraft rent expense included the impact of fair value adjustments as a result of fresh start reporting, the termination of the 747-400 leases, the net reclassification of certain aircraft leases from operating to capital leases, lease renegotiations, as well as a stronger Canadian dollar versus the US dollar for leases denominated in US dollars during the quarter when compared to the second quarter of 2004.

         Airport and navigation fees increased during the quarter $23 million or 11 per cent. Aircraft frequencies were essentially unchanged from the second quarter 2004. Higher fees for air navigation services as a result of a 10 per cent average unit rate increase which came into effect in September 2004 and higher landing and general terminal fees, primarily at Toronto's Pearson International Airport, were the main reasons for the increase.

         Aircraft maintenance, materials and supplies expense increased $7 million or 9 per cent largely related to increased volume of maintenance activity and provisions on short term lease returns in the 2005 quarter which did not occur in 2004. This increase was partly offset by the retirement of the British Aerospace Bae146, Boeing 737-200 and Boeing 747-400 fleets as well as decreased maintenance activities on the CRJ100 Canadair Regional Jets.

         Communications and information technology expense was up $3 million or 4 per cent largely due to increased volume for communication services for web and Global Distribution System (GDS). The increase was largely offset by renegotiated contract rates for information technology and communications services and the impact of a stronger Canadian dollar versus the US dollar in the quarter when compared to the second quarter 2004.

         Food, beverage and supplies expense decreased $6 million or 7 per cent despite an increase of 7 per cent in passenger traffic as measured by RPMs. The decrease was mainly due to the impact of cost reduction initiatives and renegotiated contract rates.

         Depreciation, amortization and obsolescence expense increased $16 million or 16 per cent. As discussed above, as a result of the adoption of AcG-15, depreciation expense increased $21 million. Amortization of intangible assets amounted to $24 million compared to $10 million in the same period last year, reflecting the impact of fresh start on the amortization of intangible assets. Amortization of intangible assets prior to fresh start related mainly to the systems development projects. Favorable variances of $19 million included fair value adjustments as a result of fresh start reporting.

         Commission expense was down $9 million or 11 per cent on passenger and cargo revenue growth of 14 per cent. The impact of a new commission structure introduced in July 2004 for web and GDS bookings as well as lower international commissions more than offset the volume-related increase.

         The other operating expense category increased $13 million or 4 per cent over the same period of 2004 and included increases in customer maintenance materials, credit card fees, Aeroplan non-air redemption expenses and higher expenses relating to a higher volume and an increase in the cost of tour packages by Air Canada Vacations. These increases were partially offset by decreases in advertising and promotion expense and joint venture settlements as well as various other expense reductions.

Non-Operating Income

         Non-operating income amounted to $100 million in the second quarter of 2005, a $172 million increase from the second quarter of 2004. In the second quarter of 2005, ACE recorded a dilution gain of $190 million (before tax) related to the Aeroplan transaction (refer to Recent Developments on page 39 of this MD&A for additional detail). "Other" non-operating expense amounted to $27 million in the quarter and related mainly to an early payment fee and the write-off of deferred charges on the repayment of the exit financing facility with GE. Net interest expense amounted to $59 million, a decrease of $1 million from the 2004 quarter. As discussed above, as a result of the adoption of AcG-15, interest expense increased $22 million. This increase in net interest expense was partly offset by interest income of $15 million in the second quarter of 2005. Interest income in the second quarter of 2004 was allocated to reorganization and restructuring items.


Foreign Exchange

         Losses from revaluation of foreign currency monetary items amounted to $53 million in the second quarter of 2005 attributable to a weaker Canadian dollar versus the US dollar at June 30, 2005 compared to March 31, 2005. The foreign exchange losses recorded in the 2005 quarter included $21 million related to capital lease obligations and $16 million as a result of the adoption of AcG-15. This compared to foreign exchange loss on non-compromised monetary items of $34 million recorded in the second quarter of 2004.

Future Income Taxes

         Provision for income taxes amounted to $56 million in the second quarter of 2005, of which $28 million related to the Aeroplan transaction.

YEAR-TO-DATE RESULTS OF OPERATIONS - 2005 VERSUS 2004
-----------------------------------------------------

         The following table sets out 2005 year-to-date results of operations for ACE, the Successor Company, as compared to 2004 year-to-date results of operations for Air Canada, the Predecessor Company.


Consolidated Statement of Operations                         Successor         Predecessor
                                                              Company            Company
                                                                ACE            Air Canada
--------------------------------------------------------- ----------------- ------------------ ------------ -------------

($ millions, except per share figures)                    Six Months Ended  Six Months Ended
(Unaudited)                                                June 30, 2005      June 30, 2004       $Change      %Change
--------------------------------------------------------- ----------------- ------------------ ------------ -------------

Operating revenues
   Passenger                                                      3,839           3,505             334           10
   Cargo                                                            282             263              19            7
   Other                                                            514             574             (60)         (10)
                                                          ----------------- ------------------ ------------
                                                                  4,635           4,342             293            7
                                                          ----------------- ------------------ ------------
Operating expenses
   Salaries, wages and benefits                                   1,236           1,359            (123)          (9)
   Aircraft fuel                                                    945             712             233           33
   Aircraft rent                                                    188             364            (176)         (48)
   Airport and navigation fees                                      443             410              33            8
   Aircraft maintenance, materials and supplies                     183             185              (2)          (1)
   Communications and information technology                        155             163              (8)          (5)
   Food, beverages and supplies                                     159             166              (7)          (4)
   Depreciation, amortization and obsolescence                      239             198              41           21
   Commissions                                                      138             162             (24)         (15)
   Other                                                            782             746              36            5
                                                          ----------------- ------------------ ------------
                                                                  4,468           4,465               3            0
                                                          ----------------- ------------------ ------------
Operating income (loss) before reorganization and
restructuring items                                                 167            (123)            290
                                                          ----------------- ------------------ ------------
Reorganization and restructuring items                                -            (558)            558
                                                          ----------------- ------------------ ------------

Non-operating income (expense)
   Dilution gain                                                    190               -             190
   Interest income                                                   27               4              23
   Interest expense                                                (152)           (107)            (45)
   Interest capitalized                                               6               -               6
   Loss on sale of and provisions on assets                           -             (13)             13
   Non-controlling interest                                          (7)              -              (7)
   Other                                                            (30)              1             (31)
                                                          ----------------- ------------------ ------------
                                                                     34            (115)            149
                                                          ----------------- ------------------ ------------
Income (loss) before foreign exchange on
non-compromised monetary items and income taxes                     201            (796)            997

Foreign exchange loss                                               (68)            (17)            (51)
                                                          ----------------- ------------------ ------------

Income (loss) before income taxes                                   133            (813)            946
Provision for income taxes                                          (42)             (1)            (41)
                                                          ----------------- ------------------ ------------
Income (loss) for the period                                         91            (814)            905
                                                          ================= ================== ============
Earnings (loss) per share
   - Basic                                                         0.96           (6.77)
   - Diluted                                                       0.92           (6.77)

Operating Statistics
Revenue Passenger Miles (millions)                               22,199           20,893           1,306           6
Available Seat Miles (millions)                                  28,053           27,729             324           1
Passenger Load Factor (%)                                         79.1             75.3            3.8 pp

Comparison of Year-to-date Results

         For the six months ended June 30, 2005, ACE reported operating income of $167 million, an improvement of $290 million compared to the Predecessor Company's operating loss before reorganization and restructuring items of $123 million recorded for the six months ended June 30, 2004. EBITDAR improved $155 million over the six months ended June 30, 2004. Refer to "Non-GAAP Financial Measure" on page 6 of this MD&A for additional information on EBITDAR.

         For the six months ended June 30, 2005, total operating revenues increased $293 million or 7 per cent compared to the six months ended June 30, 2004. Passenger revenues increased $334 million or 10 per cent reflecting increases in all markets with the exception of the US transborder market including the transfer of Aeroplan passenger revenues of $131 million into the passenger revenue category. For additional information on Aeroplan passenger revenues, refer to page 7 of this MD&A.

         Operating expenses only increased $3 million versus the six months ended June 30, 2004 despite an increase in fuel expense of $233 million or 33 per cent over the same period of 2004. ASM capacity increased 1 per cent when compared to the same period of 2004. Unit cost for the six months ended June 30, 2004, as measured by operating expense per ASM, was reduced 1 per cent from the six months ended June 30, 2004. Excluding fuel expense, unit cost was down 7 per cent. Unit cost reductions were achieved in salaries, wages and benefits, aircraft rent, communications and information technology, food, beverages and supplies and commission expense.

         For the six months ended June 30, 2004, reorganization and restructuring items amounted to $558 million. As Air Canada emerged from CCAA proceedings on September 30, 2004, reorganization and restructuring items were not recorded after that date.

         For the six months ended June 30, 2005, non-operating expenses decreased $149 million and included a dilution gain of $190 million (before tax) relating to the Aeroplan transaction as further described on page 39 of this MD&A. Also, included in other non-operating expenses was a charge of $29 million relating to the repayment of the GE exit credit facility.

         Losses from revaluation of foreign currency monetary items amounted to $68 million for the six months ended June 30, 2005 attributable to a weaker Canadian dollar versus the US dollar at June 30, 2005 compared to December 31, 2004. This compared to foreign exchange losses on non-compromised monetary items of $17 million recorded in the six months ended June 30, 2004.

         Net income for the six months ended June 30, 2005 was $91 million compared to a net loss of $814 million for the first six months of 2004, an improvement of $905 million. The six months ended June 30, 2004 included reorganization and restructuring items amounting to $558 million.

REVENUE PERFORMANCE

         As a result of the inclusion of Aeroplan passenger revenues in passenger revenues starting in October 2004 as defined on page 7 of this MD&A, passenger revenues, RASM and yield per RPM are not directly comparable to previous years. For comparative purposes, the following discussion and tables will provide the reader with passenger revenue, RASM and yield per RPM variances that exclude the impact of the policy change related to Aeroplan passenger revenues. The discussion will also provide passenger revenue, RASM and yield per RPM information including the impact of the policy change related to Aeroplan passenger revenues.

         The table below describes, by major market, year-to-date over year-to-date percentage changes in passenger revenues, capacity as measured by available seat miles (ASMs), traffic as measured by revenue passenger miles
(RPMs), passenger load factor as measured by RPMs divided by ASMs, yield as measured by passenger revenue per RPM, and RASM as measured by passenger revenue per ASM.

                                                    Operating Statistics
                            Six months ended June 30, 2005 versus six months ended June 30, 2004

----------------------- -------------- -------------- --------------- ---------------- --------------- --------------
                          Passenger      Capacity        Traffic      Passenger Load       Yield
                           Revenue        (ASMs)          (RPMs)          Factor          per RPM          RASM
                          % Change       % Change        % Change        pp Change        % Change       % Change
----------------------- -------------- -------------- --------------- ---------------- --------------- --------------
Canada (1)                    8              1              7               4.3              1               7
----------------------- -------------- -------------- --------------- ---------------- --------------- --------------
US (1)                       (7)            (9)             1               7.7             (8)              3
----------------------- -------------- -------------- --------------- ---------------- --------------- --------------
Atlantic (1)                  9              3              6               2.2              3               6
----------------------- -------------- -------------- --------------- ---------------- --------------- --------------
Pacific (1)                  12              5              6               0.8              6               7
----------------------- -------------- -------------- --------------- ---------------- --------------- --------------
Other (1)                    17             14              16              1.6              1               3
----------------------- -------------- -------------- --------------- ---------------- --------------- --------------
System (1)
(excluding Aeroplan)          6              1              6               3.8              0               5
----------------------- -------------- -------------- --------------- ---------------- --------------- --------------
System
(including Aeroplan)         10              1              6               3.8              3               8
----------------------- -------------- -------------- --------------- ---------------- --------------- --------------

(1) The calculation of percentage change year-to-date-over-year-to-date does not include Aeroplan passenger revenues for the six months ended June 30, 2005.

         Passenger revenues were up $334 million or 10 per cent from the 2004 level and included Aeroplan passenger revenues of $131 million for the six months ended June 30, 2005. As a result of higher fuel costs, surcharges have been significantly increased to and from most international destinations. Year-to-date results were comprised significantly of a strong second quarter of 2005 in comparison to the first quarter of 2005. Capacity was down 2 per cent in the first quarter of 2005 versus the 2004 level while capacity increased 4 per cent in the second quarter of 2005 versus the 2004 level. Yield per RPM decreased 4 per cent, excluding Aeroplan passenger revenues, in the first quarter of 2005 versus the 2004 level while yield per RPM increased 3 per cent, excluding Aeroplan passenger revenues, in the second quarter of 2005 versus the 2004 level.

         For the six months ended June 30, 2005, system passenger traffic increased 6 per cent on an increase of 1 per cent in ASM flying capacity producing a 3.8 percentage point improvement in load factor. Excluding Aeroplan passenger revenues, system yield per RPM was essentially unchanged from the 2004 level. Increases in yield per RPM for the domestic and other international markets were offset by a significant decrease in the US transborder market. The yield per RPM increase was in part due to higher fare levels and to increased fuel surcharges. System RASM, excluding Aeroplan passenger revenues, rose 5 per cent over the 2004 level reflecting the major improvement in load factor.

         For the six months ended June 30, 2005, domestic passenger revenues were up $166 million or 12 per cent from the same period of 2004 and included Aeroplan passenger revenues of $58 million for the six months ended June 30, 2005. Domestic passenger traffic was up 7 per cent and capacity was increased by 1 percent resulting in a passenger load factor improvement of 4.3 percentage points over the 2004 level. Domestic yield per RPM increased 1 per cent, excluding Aeroplan passenger revenues, mainly due to higher fare levels to cover increased fuel costs. Reflecting both the improvement in passenger load factor and, to a lesser extent, the yield per RPM improvement, excluding Aeroplan passenger revenues, domestic RASM rose 7 per cent above the 2004 level.

         US transborder passenger revenues were down $19 million or 2 per cent and included Aeroplan passenger revenues of $35 million for the six months ended June 30, 2005. In response to increased capacity from US carriers, US transborder ASM capacity was reduced by 9 per cent. In spite of the ASM capacity reduction, traffic increased 1 per cent resulting in a passenger load factor improvement of 7.7 percentage points. Excluding Aeroplan passenger revenues, yield per RPM declined 8 per cent reflecting increased capacity in the transborder market by Canadian low-cost carriers. An aggressive pricing environment resulting from increased capacity in the US transborder market, as well as the weakening of the US dollar for sales denominated in US dollars were also factors in the yield per RPM decrease. Excluding Aeroplan passenger revenues, US transborder RASM was up 3 per cent as the significant improvement in passenger load factor more than offset the yield per RPM decrease.

         Atlantic revenues, including Aeroplan passenger revenues of $19 million for the six months ended June 30, 2005, increased $78 million or 12 per cent. This reflected a 3 per cent increase in yield per RPM, excluding Aeroplan passenger revenues, reflecting in part growth in higher-yield business traffic and increased fuel surcharges. Traffic rose 6 per cent on a capacity increase of 3 per cent resulting in a 2.2 percentage point improvement in passenger load factor from the 2004 level. The increase in capacity reflected the earlier start of seasonal services and a new service to Rome. Excluding Aeroplan passenger revenues, RASM increased 6 per cent reflecting both the yield per RPM increase and the improvement in passenger load factor.

         Pacific revenues were up $50 million or 14 per cent and included Aeroplan passenger revenues of $4 million for the six months ended June 30, 2005. Excluding Aeroplan passenger revenues, yield per RPM increased 6 per cent from the six months ended June 30, 2004, reflecting in part strong premium traffic due to the introduction of non-stop Toronto-Hong Kong and Toronto-Beijing services, higher capacity in the Toronto-Shanghai and Vancouver-Seoul services as well as increased fuel surcharges. Traffic increased 6 per cent on 5 per cent increase in ASM capacity resulting in a slightly higher passenger load factor as compared to the six months ended June 30, 2004. Excluding Aeroplan passenger revenues, RASM increased 7 per cent mainly as a result of the yield per RPM increase.

         South Pacific, Caribbean, Mexico and South America revenues increased $59 million or 22 per cent and included Aeroplan passenger revenues of $15 million for the six months ended June 30, 2005. Traffic increased 16 per cent on an ASM capacity increase of 14 per cent resulting in a 1.6 percentage point improvement in passenger load factor as compared to the six months ended June 30, 2004. Excluding Aeroplan passenger revenues, yield per RPM increased 1 per cent over the 2004 level in part due to the increase in fuel surcharges. RASM increased 3 per cent reflecting both the passenger load factor improvement and the yield per RPM increase. The growth in these markets is largely from additional flying to South America.

Cargo Revenues

         Cargo revenues increased $19 million or 7 per cent mainly due to an increase in the volume of cargo carried largely in the Pacific market and, to a lesser extent, an increase in yield per RPM as a result of higher cargo rates and surcharges.

Other Revenues

         Other non-transportation revenues were down $60 million or 10 per cent mainly as a result of the change in accounting policy for the loyalty program (Aeroplan) as described on page 7 of this MD&A. For the six months ended June 30, 2004, Aeroplan revenues from Miles earned by members through the loyalty program partners amounted to $123 million and were recorded in other revenues. For the six months ended June 30, 2005, Aeroplan revenues from Miles redeemed for air travel on Air Canada and Jazz are recorded in passenger revenues. Partly offsetting the reduction from the change in accounting policy for the loyalty program is an increase in cancellation and change fees, higher revenues from Air Canada Vacations primarily as a result of a stronger presence in the Latin Caribbean market and an increase in third party maintenance revenues.

COST PERFORMANCE YEAR-TO-DATE
-----------------------------

Impact of the Adoption of AcG-15

         For the six months ended June 30, 2005, the net impact of adopting AcG-15 on the Corporation's results was a pre-tax charge of $63 million or $0.58 per share, diluted. The impact of the adoption of AcG-15 was a reduction to aircraft rent expense of $58 million, an increase to depreciation expense of $46 million, an increase to net interest expense of $46 million, a foreign exchange loss of $22 million and non-controlling interest of $7 million compared to financial results had AcG-15 not been effective.

Operating Expenses

         For the six months ended June 30, 2005, total operating expenses only increased $3 million compared to the six months ended June 30, 2004 despite a fuel expense increase of $233 million or 33 per cent versus the six months ended June 30, 2004. Unit cost was reduced by 1 per cent versus the 2004 level (excluding fuel expense, unit cost declined 7 per cent).

         Salaries and wage expense totaled $955 million for the six months ended June 30, 2005, a decrease of $29 million or 3 per cent from the same period in 2004. This mainly reflected a reduction of an average of 915 full-time equivalent (FTE) employees or 3 per cent from the six months ended June 30, 2004, as well as salary reductions for unionized and non-unionized labour groups. This decrease in salaries and wage expense was partly offset by the expense of approximately $27 million relating to an employee profit sharing program. No expenses related to this program were recorded in 2004.

         Employee benefits expense amounted to $281 million in the second quarter of 2005, a decrease of $94 million or 25 per cent from the six months ended June 30, 2004. The decrease was largely due to lower pension expense as a result of the elimination of unamortized actuarial losses and prior service costs resulting from fresh start reporting.

         On a capacity increase of 1 per cent, fuel expense increased $233 million or 33 per cent reflecting continuing record high fuel prices. The average base fuel price increase of $297 million was partially offset by a reduction of $74 million due to the favourable impact of a stronger Canadian dollar versus the US dollar during the period. On a unit cost basis, fuel expense per ASM increased 31 per cent.

         Aircraft rent expense decreased $176 million or 48 per cent. As discussed above, as a result of the adoption of AcG-15, aircraft rent expense decreased $70 million versus the same period last year. Other factors in the remaining decrease to aircraft rent expense included the impact of fair value adjustments as a result of fresh start reporting, the termination of the 747-400 leases, the net reclassification of certain aircraft leases from operating to capital leases, lease renegotiations, as well as a stronger Canadian dollar versus the US dollar for leases denominated in US dollars when compared to the six months ended June 30, 2004.

         Airport and navigation fees increased $33 million or 8 per cent despite a 4 per cent reduction in aircraft frequencies from the same period in 2004. Higher fees for air navigation services as a result of a 10 per cent average unit rate increase which came into effect in September 2004 and higher landing and general terminal fees, primarily at Toronto's Pearson International Airport, were the main reasons for the increase.

         Depreciation, amortization and obsolescence expense increased $41 million or 21 per cent over the same period in 2004 of which $46 million was related to the adoption of AcG-15.

         Commission expense was down $24 million or 15 per cent on passenger and cargo revenue growth of 9 per cent. The impact of a new commission structure introduced in July 2004 for web and GDS bookings as well as lower international commissions more than offset the volume-related increase. In the first quarter of 2005, the Corporation recorded a favorable adjustment of $11 million relating to changes in estimates on commission expense on corporate contracts.

         The other operating expense category increased $36 million or 5 per cent and included increased expenses relating to a higher volume and an increase in the cost of tour packages by

Air Canada Vacations. Other increases included credit card fees, Aeroplan non-air redemption expenses, customer maintenance materials as well as other factors.

Non-Operating Income

         Non-operating income amounted to $34 million in the six months ended June 30, 2005, a $149 million increase from the same period in 2004. In the second quarter of 2005, ACE recorded a dilution gain of $190 million (before tax) related to the Aeroplan transaction and a charge of $29 million related to the repayment of the GE exit credit facility. Net interest expense amounted to $119 million, an increase of $16 million from the same period in 2004 and included the impact of the adoption of AcG-15.

Foreign Exchange

         Losses from revaluation of foreign currency monetary items amounted to $68 million in the period attributable to a weaker Canadian dollar versus the US dollar at June 30, 2005 compared to December 31, 2004. The foreign exchange losses recorded in the six months ended June 30, 2005 included $28 million related to capital lease obligations and $22 million resulting from the adoption of AcG-15. This compared to foreign exchange loss on non-compromised monetary items of $17 million recorded in the same period of 2004.

Future Income Taxes

         Provision for income taxes amounted to $42 million in the six months ended June 30, 2005, of which $28 million related to the Aeroplan transaction.


ANALYSIS OF THE STATEMENT OF FINANCIAL POSITION
-----------------------------------------------

ACE Aviation Holdings Inc.
Consolidated Statement of Financial Position

Unaudited
($ millions)                                                      June 30, 2005            December 31, 2004
------------------------------------------------------------------------------------------------------------

ASSETS
Current
     Cash, cash equivalents and short-term                              2,782                      1,632
          Investments
     Other current assets                                               1,105                      1,063
                                                             ------------------------- --------------------------
                                                                        3,887                      2,695

Property and equipment                                                  4,942                      3,696
Deferred charges                                                          127                        167
Intangible assets                                                       2,572                      2,691
Other assets                                                              255                        137
                                                             ------------------------- --------------------------
                                                                       11,783                      9,386
                                                             ========================= ==========================

LIABILITIES
Current liabilities                                                     3,201                      2,491

Long-term debt and capital lease obligations                            3,422                      2,328
Convertible preferred shares                                              139                        132
Future income taxes                                                       243                        243
Pension and other benefit liabilities                                   2,296                      2,344
Non-controlling interest                                                  196                          -
Other long-term liabilities                                             1,313                      1,645

                                                             ------------------------- --------------------------
                                                                       10,810                      9,183


SHAREHOLDERS' EQUITY                                                      973                        203
                                                             ------------------------- --------------------------
                                                                       11,783                      9,386
                                                             ========================= ==========================

         As a result of the adoption of AcG-15 effective January 1, 2005, the Corporation consolidated the financial statements of certain aircraft and engine leasing entities and fuel facilities corporations. As at June 30, 2005, additional property and equipment of $1,370 million, long-term debt, including current portion, of $1,260 million, other assets of $109 million, and non-controlling interest of $196 million are consolidated under AcG-15. The impact of the adoption of this guideline on the Consolidated Statement of Financial Position is described in further detail under the section entitled "Accounting Policies" on page 50 of this MD&A.

Share Capital and Other Equity

         As at June 30, 2005, the issued and outstanding common shares of ACE, along with potential common shares, are as follows:

                                                                                           Successor Company
                                                                                   June 30, 2005  December 31, 2004
                                                                                   ----------------------------------
                                                                 Authorized                Outstanding (000)
                                                           ----------------------- -------------- -------------------

Issued and outstanding common shares
       Class A variable voting shares                            Unlimited            79,084                74,813
       Class B voting shares                                     Unlimited            22,095                 8,813
       Shares held in escrow                                                             121                 5,189
                                                                                   -------------- -------------------
Total issued and outstanding common shares                                           101,300                88,815
                                                                                   ============== ===================

                                                                                           Successor Company
                                                                                   June 30, 2005  December 31, 2004
                                                                                   -------------- -------------------

Potential common shares
       Convertible preferred shares                                                    9,609                 9,259
       Convertible notes                                                               6,875                     -
       Stock options                                                                   2,955                 3,028

                                                                                   -------------- -------------------
                                                                                      19,439                12,287
                                                                                   ============== ===================

Share Capital and Other Equity Summary (net of issue costs):
(in millions)                                                                              Successor Company
                                                                                   June 30, 2005  December 31, 2004
                                                                                   -------------- -------------------

Common shares                                                                      $   2,221       $         1,778
Convertible preferred shares                                                             117                   117
Convertible notes                                                                         92                     -

                                                                                   -------------- -------------------
                                                                                       2,430                 1,895
Adjustment to shareholders' equity                                                    (1,708)               (1,708)
                                                                                   ============== ===================
Share capital and other equity                                                     $     722       $           187
                                                                                   ============== ===================

         During the second quarter of 2005, ACE completed the public offering of an aggregate of 12,485,000 Class A Variable Voting Shares and Class B Voting Shares at a price of $37.00 per share for gross proceeds of approximately $462 million ($443 million net of fees).

         In the same period, the Corporation issued $330 million of Convertible Senior Notes due 2035 ("Convertible Notes") for net proceeds of $319 million. At the date of issuance, the value ascribed to the holders' conversion option, which is presented as equity, was $94 million less allocated fees of $2 million; the value ascribed to the financial liability was $236 million. Refer to Note 3b to the Interim Unaudited Second Quarter 2005 Consolidated Financial Statements for additional information.

         ACE used approximately $557 million of the aggregate net cash proceeds of the offerings to repay all of its outstanding debt under the exit credit facility with GE, including $16 million for early payment fees. The Corporation recorded a charge of $29 million in other non-operating expenses for this transaction in the three months ended June 30, 2005, including $13 million for the write-off of deferred financing charges.

         The Court-appointed Monitor for the restructuring of the Predecessor Company under the CCAA completed its report certifying that all remaining disputed unsecured claims have been resolved. On May 30, 2005, the Monitor recommended to the Ontario Superior Court of Justice that it authorize the Monitor to proceed with the final distribution of shares in accordance with the restructuring plan. The shares were distributed with the exception of 121,419 shares that continue to be held in escrow by the Monitor pending resolution of tax obligations with governmental authorities. Refer to Note 6 to the Interim Unaudited Second Quarter 2005 Consolidated Financial Statements for additional information.

Debt Obligations

         As at June 30, 2005, ACE had long-term debt and capital lease obligations of $3.7 billion, including current portion, with cash, cash equivalents and short-term investments of $2.8 billion. These long-term debt obligations included $1.3 billion recorded as a result of the adoption of AcG-15. Refer to Note 3 to the Interim Unaudited Second Quarter 2005 Consolidated Financial Statements and to the table on page 43 of this MD&A for additional information on ACE's principal repayment requirements as at June 30, 2005 on long-term debt, capital lease obligations, and aircraft, engine and fuel facility debt consolidated as variable interest entities (VIEs) under AcG-15.

Lease Obligations

         As a result of the adoption of AcG-15, the Corporation has consolidated leasing entities covering aircraft and engine leasing agreements previously accounted for as operating leases. The consolidation of these aircraft leasing agreements impacts the operating lease commitments previously disclosed in the 2004 Annual Consolidated Financial Statements of ACE. Future minimum lease payments under existing operating leases of aircraft, excluding leases accounted for as VIEs, amounted to $2.5 billion as at June 30, 2005 compared to $3.0 billion at December 31, 2004. Refer to Note 8 of the Interim Unaudited Second Quarter 2005

Consolidated Financial Statements and to the table on page 43 of this MD&A for additional information on ACE's future minimum lease payments under existing operating leases.

Guarantees

         As a result of the adoption of AcG-15 as further described in Note 9 to the Interim Unaudited Second Quarter 2005 Consolidated Financial Statements, the Corporation no longer has any residual value guarantees under any of its aircraft leasing agreements. The entire debt balance under these leasing agreements is now on the Consolidated Statement of Financial Position of the Corporation and, as a result, the residual value support previously disclosed in the 2004 Annual Consolidated Financial Statements of ACE is no longer characterized as a guarantee of the Corporation.

Financial Instruments

         As at June 30, 2005, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rate on US$230 million of fiscal 2005 purchases. The fair value of these foreign currency forward contracts as at June 30, 2005 is less than $1 million in favour of the third parties. Hedge accounting has not been applied to these foreign currency forward contracts. As the contracts will settle in 2005, there was no concern for earnings volatility. The loss has been recorded in foreign exchange.


FINANCIAL MANAGEMENT
--------------------

ACE Aviation Holdings Inc.
Consolidated Statement of Cash Flow
----------------------------------------------------------------------------------------------------------------------------
(in millions of Canadian dollars)
(unaudited)

                                                                                                       Predecessor Company
                                                             Successor Company - ACE (note 1)         - Air Canada (note 1)
                                                           ----------------------------------------------------------------------
                                                                Three Months      Six Months  |    Three Months     Six Months
                                                                   Ended            Ended     |       Ended           Ended
Cash flows from (used for)                                     June 30, 2005    June 30, 2005 |   June 30, 2004   June 30, 2004
                                                           -----------------------------------|----------------------------------
                                                                                              |
Operating                                                                                     |
  Income (loss) for the period                                  $     168        $      91    |   $    (510)       $    (814)
                                                                                              |
  Adjustments to reconcile to net cash provided by operations                                 |
    Reorganization and restructuring items (note 11)                    -                -    |         396              505
    Depreciation, amortization and obsolescence                       119              239    |         103              198
    Loss on sale of and provisions on assets                            -                -    |          10               13
    Dilution gain (note 4)                                           (190)            (190)   |           -                -
    Foreign exchange                                                   40               55    |          34               17
    Future income taxes                                                53               36    |          (4)              (6)
    Employee future benefit funding (more than)                                               |
      less than expense                                                (6)             (14)   |          32               92
    Decrease (increase) in accounts receivable                       (108)            (199)   |        (122)            (176)
    Decrease (increase) in spare parts, materials and supplies        (19)              (5)   |          10                7
    Increase (decrease) in accounts payable and accrued                                       |
      liabilities                                                     (40)              60    |         (77)             (15)
    Increase in advance ticket sales, net of restricted cash          219              438    |         194              334
    Aircraft lease payments (in excess of) less than rent                                     |
      expense                                                           3               (1)   |          16              (28)
    Other                                                             100              143    |          32               50
                                                               -------------------------------|----------------------------------
                                                                      339              653    |         114              177
                                                               ------------------------------------------------------------------
Financing                                                                                     |
    Issue of share capital (note 6)                                   443              443    |           -                -
    Issue of convertible notes (note 3)                               319              319    |           -                -
    Issue of subsidiary units (note 4)                                232              232    |           -                -
    GE DIP financing                                                    -                -    |           -              300
    Aircraft related borrowings                                         -                -    |         117              117
    Credit facility borrowings (note 3)                               318              318    |           -               80
    Reduction of long-term debt and capital lease obligations        (627)            (767)   |         (95)            (309)
    Other                                                              (5)              (5)   |           -                -
                                                               -------------------------------|----------------------------------
                                                                      680              540    |          22              188
                                                               -------------------------------|----------------------------------
Investing                                                                                     |
    Short-term investments                                           (680)          (1,355)   |         (78)             108
    Sale of subsidiary units (note 4)                                  35               35    |           -                -
    Additions to capital assets                                       (57)             (95)   |        (150)            (186)
    Proceeds from sale of assets                                        -               37    |           -                1
    Cash collaterization of letters of credit                           -              (20)   |           -                -
                                                               -------------------------------|----------------------------------
                                                                     (702)          (1,398)   |        (228)             (77)
                                                               -------------------------------|----------------------------------
                                                                                              |
Increase (decrease) in cash and cash equivalents                      317             (205)   |         (92)             288
                                                                                              |
Cash and cash equivalents, beginning of period                        959            1,481    |         864              484
                                                               -------------------------------|----------------------------------
                                                                                              |
Cash and cash equivalents, end of period                        $   1,276        $   1,276    |   $     772        $     772
                                                               -------------------------------|----------------------------------
                                                                                              |
Cash payments of interest                                       $      71        $     109    |   $      55        $      90
                                                               ===============================|==================================
Cash payments of income taxes                                   $       5        $       9    |   $       -        $       -
                                                               ==================================================================

Cash and cash equivalents exclude short-term investments of $1,506 as at June 30, 2005 ($151 as at December 31, 2004)


Cash Flows from (used for) Operations

         The second quarter of 2005 cash flows from operations amounted to $339 million. This compared to cash flows from operations of $114 million in the second quarter of 2004, an improvement of $225 million. Improved operating results contributed significantly to the cash flow improvement. Further components of the cash flow change are described below:

    o Advance ticket sales was a source of funds of $219 million partially offset by a use of funds of $108 million from an increase in accounts receivable, largely reflecting the seasonal increase in passenger sales into the third quarter (2004 - $194 million source and $122 million use respectively).

    o Accounts payable and accrued liabilities was a use of funds of $40 million in the second quarter of 2005. This compared to a use of funds of $77 million in the second quarter of 2004, a decrease of $37 million.

    o Aircraft lease payments in excess of rent expense was a source of funds of $3 million in the second quarter of 2005 versus a source of funds of $16 million in the second quarter of 2004.

    o Employee future benefit funding was a use of funds of $6 million in the second quarter of 2005, an increase of $38 million from the second quarter of 2004. This increase was mainly as a result of pension funding of $61 million in the quarter following the implementation of the Plan and the adoption of the Air Canada Pension Plan Solvency Deficiency Funding Regulations, as well as the application of fresh start reporting on September 30, 2004. In June 2005, the Corporation received new pension valuations. Refer to Note 5 to the Interim Unaudited Second Quarter 2005 Consolidated Financial Statements for additional information.

    o Change in spare parts, materials and supplies was a use of funds of $19 million in the second quarter of 2005 versus a source of funds of $10 million in the second quarter of 2004. This change was largely due to higher fuel inventories in the second quarter of 2005 and the impact of higher fuel prices on fuel inventories.

    o Other cash from operations was a source of funds of $100 million in the second quarter of 2005 versus a source of funds of $32 million in the second quarter of 2004. The main factor in the source of funds was a pension prepayment obligation with a financial institution that was imposed while the Corporation was under creditor protection that was lifted, resulting in a decrease in prepaid expenses of $61 million. Other factors include a decrease in prepaid expenses related to vacation packages at Air Canada Vacations of $7 million.

         The first six months of 2005 cash flows from operations amounted to $653 million. This compared to cash flows from operations of $177 million in the same period of 2004, an improvement of $476 million. Improved operating results contributed significantly to the cash flow improvement.

Cash Flows used for Financing Activities

         During the second quarter of 2005, ACE completed the public offering of an aggregate of 12,485,000 Class A Variable Voting Shares and Class B Voting Shares at a price of $37.00 per share for gross proceeds of approximately $462 million ($443 million net of fees). In the same quarter, the Corporation also issued $330 million of Convertible Senior Notes due 2035 ("Convertible Notes") for net proceeds of $319 million. Refer to Notes 6 and 3 to the Interim Unaudited Consolidated Second Quarter 2005 Financial Statements for additional information on the issues of shares and Convertible Notes.

         In June, as noted above, ACE and Aeroplan Income Fund completed an Initial Public Offering (IPO) of the Aeroplan Income Fund for aggregate net proceeds of $267 million, of which $232 million is included in financing activities and $35 million is included in investing activities. The amount of $35 million included in investing activities relates to the net over-allotment proceeds which were the sale to the Fund of units held by ACE.

         Aeroplan LP has arranged for senior secured credit facilities in the amount of $475 million. The credit facilities consist of one $300 million facility (or the U.S. dollar equivalent there of) Acquisition facility (the "Term A Facility"), a $100 million (or the U.S. dollar equivalent there of) term facility (the "Term B Facility") and a $75 million (or the U.S. dollar equivalent there of) revolving term facility. The Term A Facility was drawn on June 29, 2005 in the amount of $300 million. The Term B Facility will be available for multiple drawings to fund permitted acquisitions. Under the Revolving Facility, $18 million was drawn on June 29, 2005 for general corporate and working capital purposes. Refer to Note 3c to the Interim Unaudited Consolidated Second Quarter 2005 Financial Statements for additional information on the Aeroplan LP credit facilities.

         Reduction of long-term debt and capital lease obligations amounted to $627 million in the second quarter of 2005 ($767 million in the first six months of 2005). ACE repaid all of its outstanding debt of $540 million under the exit credit facility with GE. In addition, during the second quarter of 2005 scheduled payments of $55 million ($87 million in the first six months of 2005) were made on capital lease obligations and scheduled payments of $18 million ($36 million in the first six months of 2005) were made on the secured non-revolving term credit facility with Amex Bank of Canada Inc. In the first quarter of 2005, proceeds of $29 million resulting from the sale of one Boeing 747-400 aircraft were used to repay the GECC Limited Recourse Loan. Other mandatory scheduled payments made in the second quarter of 2005 amounted to $14 million ($75 million in the first six months of 2005).

         In the second quarter of 2005, Air Canada also entered into a senior secured syndicated revolving credit facility in an aggregate amount of up to $300 million or the US dollar equivalent. The revolving credit facility has a two-year term which can be extended at Air Canada's option for additional one-year periods on each anniversary of closing, subject to prior approval by a majority of the lenders. As at June 30, 2005, the amount available under the Credit Facility was $300 million, and no amounts had been drawn. Refer to Note 3 to the Interim Unaudited Consolidated Second Quarter 2005 Financial Statements for additional information on the revolving credit facility.

Cash Flows used for Investing Activities

         In the second quarter of 2005, short-term investments increased by $680 million ($1,355 million in the first six months of 2005). Short-term investments have original maturities over 90 days, but not more than one year. These investments can be readily converted to cash and are with institutions that have high credit ratings.

         In the second quarter of 2005, additions to capital assets amounted to $57 million ($95 million in the first six months of 2005) and related mainly to spare engines, aircraft-related expenditures, system development costs, and ground equipment and facilities.

RECENT DEVELOPMENTS
-------------------

Planned investment in Merged US Airways-America West Carrier

         On May 19, 2005, the Corporation announced its conditional commitment to invest US$75 million in the merged US Airways-America West carrier. The Corporation's investment will be made at the time of US Airways' exit from bankruptcy and in connection with a broad set of commercial and other arrangements. The Corporation's investment will represent approximately 7 per cent of equity of the merged entity at closing, depending on the total amount of new equity capital raised by the merged entity.

         As a condition of its equity investment, the Corporation requires commitments which are expected to result in commercial agreements with the newly-merged entity regarding maintenance services, ground handling, regional jet flying, network, training, and other areas of cooperation. These commitments are subject to the closing of the equity investment.

         The equity investment is also subject to, among other closing conditions, bankruptcy court approval and the closing of the US
Airways-America West merger, including receipt of all applicable regulatory approvals relating thereto.

Aeroplan Transaction

         On June 29, 2005, Aeroplan Limited Partnership ("the Predecessor LP") transferred substantially all of its assets and liabilities into a newly created Aeroplan Limited Partnership ("Aeroplan LP") in exchange for the issuance of 175 million units of Aeroplan LP and the issuance of two promissory notes (the Acquisition Promissory Note in the amount of $125 million and the Working Capital Note in the amount of $186 million). The Predecessor LP was liquidated into ACE at closing. The Acquisition Promissory Note was settled on June 29, 2005 from the proceeds of the offering. The Working Capital Note is due October 31, 2005.

         On June 29, 2005, the Aeroplan Income Fund ("the Fund") sold 25 million units at a price of $10.00 per unit for net proceeds of $232 million. On June 30, 2005 the underwriters exercised in full their over-allotment option to purchase an additional 3.75 million units at a price of $10.00 per unit for proceeds of $38 million. With the proceeds from the over-allotment option, the Fund purchased 3.75 million units from ACE at a cost of $38 million, reducing the number of units held by ACE to 171.25 million. Issue costs of $3 million incurred in connection with the exercise of the over-allotment option were borne by ACE. The Fund is an unincorporated, open-ended trust established under the laws of the Province of Ontario, created to indirectly acquire and hold an interest in the outstanding units of Aeroplan LP. As of June 30, 2005 the Fund, through the Aeroplan Trust, holds 14.4% of the outstanding limited partnership units of Aeroplan LP and ACE holds the remaining 85.6% of the outstanding limited partnership units of Aeroplan LP.

         Pursuant to the limited partnership agreement, 20% of Aeroplan's units are subordinated, representing 40 million units held by ACE in favour of the Fund until December 31, 2006. Distributions on the subordinated units will only be paid by Aeroplan to the extent that Aeroplan has met and paid its distributable cash target to the Fund as the holder of non-subordinated units.

         Under the terms of an investor liquidity agreement dated June 29, 2005, the non-subordinated units held by ACE in Aeroplan are exchangeable for Fund units on a one-to-one basis. The Fund has reserved 171.25 million units for the exercise of the exchange right. The subordinated units of Aeroplan held by ACE will become exchangeable after December 31, 2006. The exchange right expires once all units of Aeroplan held by ACE have been exchanged. In addition, ACE also has liquidity rights, which require the Trust, on a best efforts basis, to purchase a number of non-subordinated (exchangeable) Aeroplan units for a cash payment equal to the net proceeds of an offering of an equivalent number of units of the Fund. The investor liquidity agreement also provides for registration and piggy-back rights subject to certain restrictions.

         ACE has recorded a dilution gain of $190 million as a result of this transaction. The dilution gain is the net proceeds of the offering in excess of ACE's proportionate carrying value of its investment in Aeroplan LP, including fair value adjustments recorded on consolidation. In addition, a future income tax expense of $28 million was recorded.

         In conjunction with the issuance of Units to the Aeroplan Income Fund and the bank financing (refer to Note 3c to the Interim Unaudited Second Quarter 2005 Consolidated Financial Statements for additional information) entered into on June 29, 2005, Aeroplan LP established the Aeroplan Miles Redemption reserve ("the Reserve"). As at June 30, 2005, the Reserve was established at $400 million and is included in cash and cash equivalents. The amount to be held in the Reserve, as well as the types of securities it may be invested in, are based on policies established by management of Aeroplan LP, which will be reviewed periodically. The Reserve may be used to supplement cash flows generated from operations in order to pay for rewards during unusually high redemption activity associated with Aeroplan

Miles. Under the terms of the term facility, described in Note 3c to the Interim Unaudited Second Quarter 2005 Consolidated Financial Statements for additional information, Aeroplan LP was required to deposit the borrowed funds of $300 million into the Reserve. Any deposits of funds in non-Canadian dollar denominated investments have to be hedged.


Jazz Air Limited Partnership

         As announced on August 4, 2005, ACE intends to proceed with an initial public offering of Jazz Air Limited Partnership through an income trust structure. A preliminary prospectus in respect of the offering is expected to be filed in the third quarter of 2005 and ACE will retain a majority interest in Jazz.

LIQUIDITY
---------

         As at June 30, 2005, ACE had cash, cash equivalents and short-term investments of $2.8 billion and positive working capital of $686 million.

         On April 6, 2005, Air Canada entered into a senior secured syndicated revolving credit facility in an aggregate amount of up to $300 million or the US dollar equivalent. The revolving credit facility has a two-year term which can be extended at Air Canada's option for additional one-year periods on each anniversary of closing, subject to prior approval by a majority of the lenders. Included in the aggregate amount is a swing line facility of up to $20 million provided for cash management and working capital purposes. The amount available to be drawn by Air Canada under the revolving credit facility is limited to the lesser of $300 million and the amount of a borrowing base determined with reference to certain eligible accounts receivable of Air Canada and certain eligible owned and leased real property of Air Canada. As at June 30, 2005, the amount available under the credit facilities was $300 million and no amounts had been drawn. The credit facility is secured by a first priority security interest and hypothec over the present and after-acquired property of Air Canada, subject to certain exclusions and permitted encumbrances.

         As at August 2, 2005, ACE's consolidated cash balance, measured on the basis of unrestricted cash in its bank accounts and short-term investments, amounted to approximately $2.5 billion.

         The Corporation is expected to have positive cash flows from operations in 2005 and, as described above, has a senior secured syndicated revolving credit facility in an aggregate amount of up to $300 million or the US dollar equivalent. Debt repayment obligations in the future are expected to be met from cash flows from operations. Future aircraft deliveries have committed financing from the manufacturers or a third party.

         Consistent with the Aeroplan transaction described above, the Corporation could potentially realize additional funding through the monetization of or sale of interests in certain divisions or subsidiaries.

Summary of Principal Repayment and Future Minimum Lease Payment Requirements as at June 30, 2005

         The table below summarizes ACE's principal repayment requirements on long-term debt, capital lease obligations, and aircraft, engine and fuel facility debt consolidated as variable interest entities under AcG-15 through to 2009, as well as the Corporation's future minimum lease payments under existing operating leases as at June 30, 2005, as further described in Notes 3 and 8 to the Interim Unaudited Second Quarter 2005 Consolidated Financial Statements.


                                                                  Remainder of
($ millions)                                                              2005      2006      2007      2008     2009
--------------------------------------------------------------- --------------- --------- --------- --------- --------
Long-Term Debt and Capital Lease Obligations (1)
Long-term debt principal obligations (Note 3)                               24        33        33        71      333
Principal obligation on debt consolidated
under AcG-15 (Note 3)                                                       34        74       118       117       57
Capital lease principal obligations (Note 3)                                77       147       182       179       87

                                                                --------------- --------- --------- --------- --------
Total Long-Term Debt and Capital Lease Obligations                         135       254       333       367      477
                                                                =============== ========= ========= ========= ========

Operating Leases (excluding leases accounted for as
VIEs under AcG-15)
-Future minimum lease payments under
     existing operating leases of aircraft (Note 8)                        217       426       374       289      238
-Future minimum lease payments under
     existing leases for other property                                     48        58        48        46       34
                                                                --------------- --------- --------- --------- --------
                                                                           265       484       422       335      272
                                                                =============== ========= ========= ========= ========

         (1) Includes end of lease debt principal payments due on aircraft and engine leasing entities consolidated under AcG-15, before taking into account the anticipated fair value of the aircraft and engines at the time of lease expiry. In 2007, amounts due of approximately US$39 million relate to end of lease obligations with current aircraft fair values of approximately US$43 million. In 2008, amounts due of approximately US$50 million relate to end of lease obligations with current aircraft fair values of approximately US$98 million. In these leasing transactions, Air Canada has the option either to refinance the aircraft on lease expiry or to return the aircraft to the lessor. On a lease return, Air Canada may be required to make a residual value payment in the event aircraft sale proceeds are less than amounts outstanding under the lease.

         Long-term debt and capital lease obligations as at June 30, 2005 combined with the estimated present value of committed future aircraft lease payments for the period to the end of the lease term and estimated future purchase options, net of cash and short term investments, amounted to approximately $3 billion compared to approximately $12 billion at December 31, 2002, prior to filing for creditor protection under CCAA.

Projected Capital Expenditures, Net of Aircraft Financing

         As disclosed in ACE's 2004 Management's Discussion and Analysis of Results, in 2004, Air Canada signed definitive purchase agreements with Embraer Empresa Brasileira de Aeronautica S.A. (Embraer) and Bombardier Inc. (Bombardier).


         The table below provides projections for aircraft expenditures for firm Bombardier and Embraer aircraft orders, net of aircraft financing, as well as planned and committed expenditures for aircraft engines, inventory, property and equipment expenditures over the next five years:


                                                                 Remainder of
($ millions) (1)                                                         2005       2006       2007     2008     2009
--------------------------------------------------------------- -------------- ---------- ---------- -------- --------

Projected Committed Capital Expenditures

Projected aircraft expenditures -
Bombardier and Embraer aircraft                                           845        537        777       30        -

Projected aircraft financing                                             (777)      (456)      (707)     (30)       -
                                                                -------------- ---------- ---------- -------- --------
Projected committed aircraft expenditures, net of
aircraft financing                                                         68         81         70        -        -
                                                                ============== ========== ========== ======== ========

Planned and committed expenditures for aircraft engines,
inventory, modifications and refurbishments                                94        293         93       21       38

Other planned and committed expenditures for property and
equipment                                                                  82        157        160      133      120
                                                                -------------- ---------- ---------- -------- --------
Total planned and committed expenditures                                  176        450        253      154      158
                                                                ============== ========== ========== ======== ========

    (1) US dollar amounts are converted using the June 30, 2005 noon day rate of CDN$1.2256. Projected aircraft expenditures are based on escalated aircraft delivery prices.



         The agreement with Embraer covers firm orders for 45 Embraer 190 series aircraft as well as 15 Embraer 175 series aircraft. The purchase agreement also contains rights to exercise options for up to 60 additional Embraer 190 series aircraft as well as providing for conversion rights to other Embraer models. Deliveries of the Embraer 175 series aircraft began in July 2005, with the Embraer 190 series deliveries scheduled to commence in November 2005. By the end of 2005, 15 of the Embraer 175 series firm aircraft and four Embraer 190 series firm aircraft will be delivered. The agreement with Bombardier covers firm orders for 15 Bombardier CRJ700 Series 705 aircraft and 30 Bombardier CRJ200 aircraft of which 15 of the Bombardier CRJ200 may be cancelled without penalty. The purchase agreement also contains options for an additional 45 aircraft. Deliveries of the 50-seat Bombardier CRJ200 firm aircraft orders have been completed. Deliveries of the 75-seat CRJ700 Series 705 deliveries began in May 2005. As of June 30, 2005, four of the CRJ700 Series 705 firm aircraft orders have been delivered and the remaining 11 deliveries are to be received by the end of 2005. The Corporation has received financing commitments from the manufacturers and a third party covering all firm orders.


         On April 25, 2005, Air Canada announced the conclusion of a tentative agreement with The Boeing Company (Boeing) for a wide-body fleet renewal plan that included firm orders for 18 Boeing 777 aircraft, plus purchase rights for an additional 18 aircraft. The renewal plan also included firm orders for 14 new Boeing 787 Dreamliners, plus options and purchase rights for an additional 46 aircraft. The tentative agreement contemplated a financing commitment for the firm aircraft deliveries from the manufacturer. The order was subject to several conditions including the negotiation of satisfactory terms by Air Canada with its pilots. On June 18, 2005, Air Canada cancelled its wide-body aircraft order with Boeing following a vote by the Air Canada Pilots Association (ACPA) union membership rejecting the tentative agreement on costs and other issues relating to the order. The order was subject to cancellation without penalty if Air Canada did not conclude an agreement with its pilots by June 19, 2005.

Projected Debt Payments, Operating Leases Payments and
Aircraft Depreciation Expense for Committed Aircraft
Deliveries (Debt and Lease Financed Aircraft)


($ millions) (1)                                        2005          2006         2007          2008        2009
------------------------------------------------    ------------- ------------ ------------ ------------- ------------
Principal repayment on aircraft-
related long-term debt                                   -            21           43             67          72
Interest payments on aircraft-
related long-term debt                                   -            43           83           120           117
Future minimum aircraft lease payments                   -            30           30             30          30
                                                    ------------- ------------ ------------ ------------- ------------
Projected debt payments and operating lease
payments for committed aircraft deliveries               -            94           156           217          219
                                                    ============= ============ ============ ============= ============

                                                    ------------- ------------ ------------ ------------- ------------
Aircraft depreciation expense (non-cash)                 6            31           57             72          72
                                                    ------------- ------------ ------------ ------------- ------------

  (1) Based on 10-year US treasury rate and swap rate as at June 30, 2005.
      (1) US dollar amounts for projected committed aircraft expenditures are converted using the June 30, 2005 noon day rate of CDN $1.2256. Projected aircraft expenditures are based on escalated aircraft delivery prices.

Projected Pension Funding Obligations

         The table below provides projections for the Corporation's pension funding obligations over the next five years:


                                                  Remainder of
($ millions)                                              2005      2006      2007     2008      2009
------------------------------------------------ -------------- --------- --------- -------- ---------
Projected pension funding obligations                      160       382       403      406       419
                                                 ============== ========= ========= ======== =========

         The above pension funding requirements are in respect of the Corporation's pension arrangements. For domestic registered pension plans, the funding requirements are based on the minimum past service contributions revealed by the January 1, 2005 actuarial valuations plus a projection of the current service contributions. The required contributions above assume no future gains and losses on plan assets and liabilities over the projection period. The evolution of economic conditions, mainly the return of the fund and the evolution of interest rates used for solvency valuations, will impact on projected required contributions.

         As at January 1, 2005 the solvency deficit in the registered domestic plans was $1,416 million compared to $1,254 million at January 1, 2004. Notwithstanding the increase in the deficit, the solvency ratio of 87% at January 1, 2005 was unchanged from the ratio at January 1, 2004, reflecting an increase in both pension assets and obligations.

QUARTERLY RESULTS
-----------------

         The table below describes quarterly financial results of Air Canada for the last two quarters of 2003 and the first three quarters of 2004 and the financial results of ACE for the fourth quarter of 2004 and the first and second quarters of 2005 as well as major operating statistics:

               Quarterly Financial Data - Condensed Consolidated
               -------------------------------------------------
-------------------------------------------------------------------------------------------- ----------------------------------
$ millions                                              Predecessor Company                           Successor Company
(except per share figures)                                  Air Canada                                       ACE
--------------------------------------------------------- ---------------------------------------------- ----------------------
                                              2003                             2004                                2005
                                        ----------------- ---------------------------------------------- ----------------------
                                          Q3       Q4         Q1        Q2           Q3           Q4          Q1          Q2
                                        -------- --------- --------- ---------- ------------- ----------- ------------ --------
Passenger revenues                       1,901     1,615     1,661     1,844      2,123         1,681         1,739        2,100
Cargo revenues                             122       131       126       137        142           151           135          147
Other revenues                             207       231       334       240        231           230           303          211
                                        -------- --------- --------- ---------- ------------- ----------- ------------ ----------
Operating revenues                       2,230     1,977     2,121     2,221      2,496         2,062         2,177        2,458

Operating expenses                       2,212     2,054     2,266     2,199      2,253         2,065         2,187        2,281

                                        -------- --------- --------- ---------- ------------- ----------- ------------ ----------

Operating income (loss)
  before reorganization
  and restructuring items                   18       (77)     (145)       22        243            (3)          (10)         177

Reorganization and
  restructuring items                     (274)     (560)     (132)     (426)      (313)            -             -            -

Non-operating
  income (expense)                         (21)     (132)      (43)      (72)      (133)          (67)          (66)         100
                                        -------- --------- --------- ---------- ------------- ----------- ------------ ----------

Loss before foreign
  exchange on non- compromised
  long-term monetary items and
  income taxes                            (277)     (769)     (320)     (476)      (203)          (70)          (76)         277

FX gain (loss) on non-
  compromised long-term
  monetary items                            17        (7)       17       (34)       123            98           (15)         (53)
                                        -------- --------- --------- ---------- ------------- ----------- ------------ ----------
Income (loss) before
  income taxes                            (260)     (776)     (303)     (510)       (80)           28           (91)         224

Recovery of (provision
  for) income taxes                         (3)        8        (1)        -         (1)          (13)           14          (56)
                                        -------- --------- --------- ---------- ------------- ----------- ------------ ----------

Net income (loss)                         (263)     (768)     (304)     (510)       (81)           15           (77)         168
                                        ======== ========= ========= ========== ============= =========== ============ ==========

Earnings (loss)  (1)
   Per share - basic                     (2.18)     (6.39)    (2.53)   (4.24)      (0.67)          0.17        (0.87)        1.67
   Per share - diluted                   (2.18)     (6.39)    (2.53)   (4.24)      (0.67)          0.17        (0.87)        1.49

Revenue passenger miles (millions)      11,617      9,289    10,057   10,836      12,853          9,681       10,586       11,613

Available seat miles (millions)         15,156     13,115    13,797   13,931      15,993         12,815       13,566       14,487

Passenger load factor (%)                 76.6       70.8      72.9     77.8        80.4           75.5         78.0         80.2

Operating expense per
  available seat mile (CASM)  (cents)     14.6       15.7      16.4     15.8        14.1           16.1         16.1         15.7
Operating expense per available seat
mile excl. fuel expense (cents)           12.5       13.5      14.0     13.1        11.2           12.7         13.1         12.1

(1) Pursuant to the Plan as further described in Note 2 to the 2004 Annual Consolidated Financial Statements, all issued and outstanding options of Air Canada and warrants were cancelled without payment or consideration. In addition, a new share capital was established under ACE, as further described in Notes 19 and 20 to the 2004 Annual Consolidated Financial Statements.

SEGMENT INFORMATION
-------------------

         As a result of the corporate restructuring, the Corporation's businesses are operated through four reporting segments: transportation services, loyalty program, technical services, and regional operations. In the Predecessor Company, Technical Services was a cost centre within Air Canada and discrete financial information is not available. A capacity purchase agreement between Air Canada and Jazz came into effect on September 30, 2004. The Regional Operations segment information in the Successor Company is not comparable to that of the Predecessor Company as a result of this new agreement.

         As described in Note 1 to the Interim Unaudited Consolidated Second Quarter 2005 Financial Statements, the Corporation changed the accounting policy as of September 30, 2004 for the recognition of its revenues relating to the Loyalty Program. As a result, Loyalty Program results are not directly comparable to prior periods.

         Segment financial information has been prepared consistent with how financial information is produced internally for the purposes of making operating decisions. Segments negotiate transactions with each other as if they were unrelated parties. A reconciliation of the total amounts reported by each segment to the applicable amounts in the consolidated financial statements follows:

                                                                          Successor Company
                                        -----------------------------------------------------------------------------------------
                                                                  Three months ended June 30, 2005
                                                                                                                         ACE
                                        Transportation     Loyalty      Technical      Regional      Inter-Segment  Consolidated
                                         Services (a)    Program (b)    Services    Operations (c)    Elimination       Total
                                        -----------------------------------------------------------------------------------------
     Passenger revenue                    $   2,099       $    -       $    -         $     1          $     -       $   2,100
     Cargo revenue                              147            -            -               -                -             147
     Other revenue                                7          155           47               2                -             211
                                        -----------------------------------------------------------------------------------------
External revenue                              2,253          155           47               3                -           2,458
     Inter-segment revenue                       52            2          149             228             (431)              -
                                        -----------------------------------------------------------------------------------------
Total revenue                                 2,305          157          196             231             (431)          2,458
                                        -----------------------------------------------------------------------------------------

     Aircraft rent                               84            -            -              16               (2)             98
     Amortization of capital assets             104            2            8               5                -             119
     Other operating expenses                 2,016          130          163             184             (429)          2,064
                                        -----------------------------------------------------------------------------------------
Total operating expenses                      2,204          132          171             205             (431)          2,281

Operating income (loss)                         101           25           25              26                -             177

Total non-operating income (expense),            (1)           -           (4)             (4)               -              (9)
foreign exchange and income taxes

Aeroplan minority interest

                                        -----------------------------------------------------------------------------------------
Segment Results                            $    100      $    25      $    21         $    22          $     -        $    168
                                        -----------------------------------------------------------------------------------------

Operating margin %                             4.4%        15.9%        12.8%           11.3%             0.0%            7.2%

EBITDAR                                    $    289      $    27      $    33         $    47          $    (2)       $    394
                                        -----------------------------------------------------------------------------------------

                                                                          Successor Company
                                        -----------------------------------------------------------------------------------------
                                                                  Three months ended June 30, 2005
                                                                                                                         ACE
                                        Transportation     Loyalty      Technical      Regional      Inter-Segment  Consolidated
                                         Services (a)    Program (b)    Services    Operations (c)    Elimination       Total
                                        -----------------------------------------------------------------------------------------
     Passenger revenue                    $   3,838       $    -       $    -         $     1          $     -       $   3,839
     Cargo revenue                              282            -            -               -                -             282
     Other revenue                              100          324           86               4                -             514
                                        -----------------------------------------------------------------------------------------
External revenue                              4,220          324           86               5                -           4,635
     Inter-segment revenue                      102            5          290             439             (836)              -
                                        -----------------------------------------------------------------------------------------
Total revenue                                 4,322          329          376             444             (836)          4,635
                                        -----------------------------------------------------------------------------------------

     Aircraft rent                              160            -            -              31               (3)            188
     Amortization of capital assets             209            4           16              10                -             239
     Other operating expenses                 3,941          274          312             347             (833)          4,041
                                        -----------------------------------------------------------------------------------------
Total operating expenses                      4,310          278          328             388             (836)          4,468

Operating income (loss)                          12           51           48              56                -             167

Total non-operating income (expense),           (62)           -           (7)             (7)               -             (76)
foreign exchange and income taxes

Aeroplan minority interest

                                        -----------------------------------------------------------------------------------------
Segment Results                            $    (50)     $    51      $    41         $    49          $     -        $     91
                                        -----------------------------------------------------------------------------------------

Operating margin %                              0.3%        15.5%        12.8%           12.6%             0.0%            3.6%

EBITDAR                                    $    381      $    55      $    64         $    97          $    (3)       $    594
                                        -----------------------------------------------------------------------------------------

      a) Includes revenues and costs for Air Canada operations, Jazz transportation revenues and fees to Air Canada for Jazz operations under the capacity purchase agreement, as well as AC Cargo Limited Partnership (doing business as Air Canada Cargo), Destina.ca Inc., AC Online Limited Partnership, ACGHS Limited Partnership (doing business as Air Canada Groundhandling), Touram Limited Partnership (doing business as Air Canada Vacations), and ACE. Inter-segment revenue includes management fees and costs and operating services charged to the other segments. Foreign exchange is included by management in the Transportation Services segment. Interest expense in the Transportation Services segment represents interest on third party debt. Interest expense included in other segments represents interest on intercompany debt and third party debt. Management reflects all income taxes within the Transportation Services segment including any income taxes that may be applicable to amounts earned in the other segments because the activities of the other segments are carried out as limited partnerships and the income is taxable in one of the entities included in Transportation Services.

      b) Other revenue includes revenue recognized on redemption of points accumulated through both air and third party contracts. Inter-segment revenue of $2 million ($5 million for the three months ended June 30, 2005) represents the management fee charged to Air Canada by Aeroplan relating to the redemption of points accumulated prior to January 1, 2002. The value of points earned through air travel, charged by Aeroplan to Air Canada, is recorded in Aeroplan's accounts as deferred revenues.

      c) Includes Jazz operations under the capacity purchase agreement effective September 30, 2004. Renegotiation of service agreements with Air Canada was completed in June, 2005 and applied retroactively to January 1, 2005, resulting in an adjustment of $3 million, in Air Canada favour, which was recorded in the three months ended June 30, 2005.

ACCOUNTING POLICIES
-------------------

         The Interim Unaudited Consolidated Second Quarter 2005 Financial Statements for the Successor Company are based on the accounting policies consistent with those disclosed in Note 4 to the 2004 Annual Consolidated Financial Statements of ACE with the exception of the adoption of the accounting policies as further described below under "New Policies": The accounting policies of the Successor Company were consistent with those of the Predecessor Company, with the exception of the fair value adjustments applied under fresh start reporting and the accounting policies noted below.

Property and Equipment

         On the application of fresh start accounting effective September 30, 2004, the estimated useful lives of buildings was extended to periods not exceeding 50 years. The Predecessor Company depreciated buildings over their useful lives not exceeding 30 years.

Air Transportation Revenues and Loyalty Program

         As a result of the application of fresh start reporting, the outstanding loyalty program mileage credits ("Miles") were adjusted to reflect the estimated fair value of Miles to be redeemed in the future. As a consequence of this fair value adjustment and the evolving nature of the Aeroplan loyalty program, the Successor Company changed the accounting policy as of September 30, 2004 for the recognition of its obligations relating to the loyalty program. The Predecessor Company recognized the obligation related to Miles earned through transportation services based on the incremental cost of providing future transportation services. On a prospective basis from the date of fresh start reporting, Miles earned by members through transportation services provided by the Corporation and the transportation services are treated as multiple elements. Miles are recorded at fair values with the residual allocated to transportation services. Consistent with the accounting policy of the Predecessor Company, the proceeds from the sale of Miles to loyalty program partners are deferred.

         Effective September 30, 2004, Miles redeemed for travel on Air Canada and Jazz are included in passenger revenue and Miles redeemed for other than travel are included in other revenues. Under the previous accounting policy in the Predecessor Company, Aeroplan redemption revenues from Miles earned by members through loyalty program partners were included in other revenues. In the second quarter of 2005, Aeroplan revenues from Miles redeemed for air travel on Air Canada and Jazz amounted to $118 million ($219 for the six months ended June 30, 2005), of which approximately $78 million related to Aeroplan redemption revenues from Miles earned by members through the loyalty program partners (approximately $143 for the six months ended June 30, 2005). These redemption revenues were partly offset by the deferral of revenues of $44 million ($88 for the six months ended June 30, 2005) related to the fair value of Miles earned by members through transportation services provided by the Corporation, resulting in net Aeroplan passenger revenues of $74 million ($131 million for the six months ended June 30, 2005). For the three months ended June 30, 2004, Aeroplan revenues from Miles earned by members through the loyalty program partners amounted to $53 million ($123 million for the six months ended June 30, 2004).

Non-transportation Revenues

         Non-transportation revenues include certain loyalty program revenues, as described in Loyalty Program, as well as revenues from technical services maintenance and other airline related services. The Predecessor Company recorded all loyalty program revenues under non-transportation revenues prior to September 30, 2004.

Segment Reporting

         As a result of the corporate restructuring, the segment reporting structure for the Successor Company reflects four reportable segments consistent with the current management of the business: transportation services, loyalty program, technical services, and regional operations. In the Predecessor Company, there was one reportable segment.

New Policies
------------

Consolidation of Variable Interest Entities

         Accounting Guideline 15 - Consolidation of Variable Interest Entities (AcG-15) is effective for periods beginning on or after November 1, 2004; as a result, ACE adopted this standard effective January 1, 2005. AcG-15 relates to the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of AcG-15 is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a "variable interest entity") in its consolidated financial statements. Restatement of comparative financial information is not required under AcG-15.

         An entity falls under the guidance in AcG-15 and is classified a variable interest entity (VIE) if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that will absorb a majority of the expected losses or will receive the majority of the expected residual returns or both, as a result of ownership, contractual or other financial interests in the VIE.

         The adoption of AcG-15 and the consolidation of the variable interest entities (VIEs) does not alter the underlying contractual arrangements between Air Canada, as lessee, and its lessors, nor the cash payments from Air Canada to the lessors. Over the life of the lease, the accounting expense is consistent between an operating lease and an aircraft leasing entity consolidated under AcG-15. However, there may be timing differences in any given period between net expense recorded under an operating lease versus an aircraft leasing entity consolidated under AcG-15. The main reason for the difference is due to the fact that lease expense under operating leases is straight-lined over the term of the lease whereas the interest expense under the debt obligation in the variable interest entities is based on the effective interest rate method. The effective interest rate method results in interest expense being recorded proportionate to the amount of the outstanding debt, which declines over time. In addition, foreign currency adjustments are recorded on the outstanding debt obligations of the VIEs; changes in foreign exchange rates are straight-lined over the term of the lease under operating lease accounting.

Aircraft and Engine Leasing Transactions

         Prior to the adoption of AcG-15, Air Canada entered into aircraft and engine lease transactions with a number of special purpose entities that are referred to as VIEs under AcG-15. As a result of the adoption of AcG-15 and Air Canada being the primary beneficiary of these VIEs, the Corporation consolidated in its financial statements leasing entities covering 51 aircraft and 22 engines previously accounted for as operating leases. The following adjustments to the consolidated statement of financial position as at January 1, 2005 result from consolidating these lease structures on initial adoption of AcG-15:

                                                                                      Liabilities and
$ millions                                                                              Shareholders'
                                                                        Assets                 Equity
------------------------------------------------------------------------------------------------------
Increase to property and equipment                                       1,304
Decrease to deferred charges                                               (45)
Decrease to intangible assets                                               (6)
Increase to other assets                                                   113
Increase to current portion of long-term debt                                                      77
Increase to long-term debt                                                                      1,173
Increase to non-controlling interest                                                              181
Decrease to other long-term liabilities                                                          (155)
Increase to retained earnings as result of the cumulative effect
of this change in accounting policy                                                                90
                                                                   -----------------------------------

                                                                         1,366                  1,366
                                                                   ===================================

         The increase to other assets represents restricted cash held in the VIEs and the fair value of a currency swap arrangement of $7 million in favour of the Corporation, taking into account foreign exchange rates in effect as at December 31, 2004. This currency swap was put in place on the inception of the leases for 11 Canadair Regional Jet aircraft. This currency swap has not been designated as a hedge for accounting purposes.

Fuel Facilities Arrangements

         Air Canada and Jazz participate in fuel facilities arrangements, along with other airlines to contract for fuel services at various domestic airports. The Fuel Facilities Corporations are organizations incorporated under federal or provincial business corporations acts in order to acquire, finance and lease assets used in connection with the fuelling of aircraft and ground support equipment. The fuel facilities corporations operate on a cost recovery basis.

         Under AcG-15, the Corporation is the primary beneficiary of certain of the fuel facilities corporations. On January 1, 2005 the Corporation consolidated in its financial statements three fuel facilities corporations, resulting in the following adjustments:

                                                                                      Liabilities and
$ millions                                                                              Shareholders'
                                                                        Assets                 Equity
------------------------------------------------------------------------------------------------------
Increase to property and equipment                                         113
Increase to long-term debt                                                                          51
Increase to non-controlling interest                                                                8
Increase to other long-term liabilities                                                             2
Increase to retained earnings as result of the cumulative effect
of this change in accounting policy                                                                52
                                                                   -----------------------------------

                                                                           113                    113
                                                                   ===================================

         The remaining five Fuel Facilities Corporations in Canada that have not been consolidated have assets of approximately $103 million and debt of approximately $90 million, which is the Corporation's maximum exposure to loss without taking into consideration any cost sharing that would occur amongst the other contracting airlines. The Corporation views this loss potential as remote.

Effect in Current Period

         In the second quarter of 2005, the net impact of adopting AcG-15 on the Corporation's results was a pre-tax charge of $33 million or $0.28 per share, diluted. The impact of the adoption of AcG-15 was a reduction to aircraft rent expense of $30 million, an increase to depreciation expense of $21 million, an increase to net interest expense of $22 million, a foreign exchange loss of $16 million and non-controlling interest of $4 million compared to financial results had AcG-15 not been effective.

         For the six months ended June 30, 2005, the net impact of adopting AcG-15 on the Corporation's results was a pre-tax charge of $63 million or $0.58 per share, diluted. The impact of the adoption of AcG-15 was a reduction to aircraft rent expense of $58 million, an increase to depreciation expense of $46 million, an increase to net interest expense of $46 million, a foreign exchange loss of $22 million and non-controlling interest of $7 million compared to financial results had AcG-15 not been effective.

Prior Periods

         Restatement of comparative financial information is not required by AcG-15. The cumulative effect to retained earnings on the adoption of AcG-15 as at January 1, 2005 is an increase of $142 million.

         The adoption of AcG-15 and the consolidation of the VIEs does not alter the underlying contractual arrangements between Air Canada, as lessee, and its lessors, nor the cash payments from Air Canada to the lessors. Over the life of the lease, the accounting expense is consistent between an operating lease and an aircraft leasing entity consolidated under AcG-15. However, there may be timing differences in any given period between net expense recorded under an operating lease versus an aircraft leasing entity consolidated under AcG-15. The main reason for the difference is due to the fact that lease expense under operating leases is straight-lined over the term of the lease whereas the interest expense under the debt obligation in the variable interest entities is based on the effective interest rate method. The effective interest rate method results in interest expense being recorded proportionate to the amount of the outstanding debt, which declines over time. In addition, foreign currency adjustments are recorded on the outstanding debt obligations of the VIEs; changes in foreign exchange rates are straight-lined over the term of the lease under operating lease accounting.

Foreign Currency Translation of Financial Statements of Integrated Foreign Operations

         The majority of the VIEs are not Canadian based entities and monetary assets and liabilities of the VIEs are denominated in foreign currencies, principally US dollars. The Corporation applies the temporal method for the translation of the financial statements of the VIEs denominated in foreign currencies. Monetary assets and liabilities of the VIEs are translated at rates of exchange in effect at the date of the consolidated statement of financial position. Non monetary items are translated at historical exchange rates. Expense items are translated at the average rate of exchange for the period, which results in substantially the same reporting currency amounts that would have resulted had the underlying transactions been translated on the dates they occurred. Depreciation of assets translated at historical exchange rates are translated at the same exchange rates as the assets to which they relate.

Asset Retirement Obligations

         As a result of the consolidation of certain Fuel Facilities Corporations, the Corporation has applied the Canadian Institute of Chartered Accountants Section 3110, "Accounting for Asset Retirement Obligations", which requires the Corporation to record an asset and related liability for the costs associated with the retirement of long-lived tangible assets when a legal liability to retire such assets exists. Under Section 3110, the fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized over its estimated useful life. In subsequent periods, the asset retirement obligation is adjusted for the passage of time and any changes in the amount of the underlying cash flows through charges to earnings. A gain or loss may be incurred upon settlement of the liability.

         Under the terms of its land leases, the Fuel Facilities Corporations have the obligation to restore the land to vacant condition at the end of the lease and to rectify any environmental damage for which is it responsible. If it was found that the Fuel Facilities Corporations had to contribute to any remediation costs, each contracting airline would share pro rata, based on system usage, in the costs. For Fuel Facilities Corporations that are consolidated under AcG-15, the Corporation has recorded an obligation of $2 million ($12 million undiscounted) representing the present value of the estimated decommissioning and remediation obligations at the end of the lease, with lease term expiry dates ranging from 2032 to 2039. This estimate is based on numerous assumptions including the overall cost of decommissioning and remediation and the selection of alternative decommissioning and remediation approaches.

Future Accounting Standard Changes
----------------------------------

Financial Instruments and Comprehensive Income

         The Accounting Standards Board has issued three new standards dealing with financial instruments: (i) Financial Instruments - Recognition and Measurement (ii) Hedges and (iii) Comprehensive Income. The key principles under these standards are all financial instruments, including derivatives, are to be included on a company's balance sheet and measured, either at their fair values or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost. Financial instruments intended to be held-to-maturity should be measured at amortized cost. Existing requirements for hedge accounting are extended to specify how hedge accounting should be performed. Also, a new location for recognizing certain gains and losses - other comprehensive income - has been introduced. This provides an ability for certain gains and losses arising from changes in fair value to be temporarily recorded outside the income statement but in a transparent manner. The new standards are effective for the Corporation beginning January 1, 2007 and are applied prospectively. As the Corporation has financial instruments, implementation planning will be necessary to review the new standards to determine the impact on the Corporation.

MATERIAL CHANGES
----------------

         There have been no material changes in debt and lease obligations with the exception of the impact of the adoption of AcG-15, the financial offerings completed in April 2005 and the Aeroplan transaction as described in the "Recent Developments" section of this MD&A. In addition, there have been no material changes in critical accounting estimates, tax, risk management and outlook from the disclosures included in ACE's 2004 Management's Discussion and Analysis of Results dated March 18, 2005.

RISK FACTORS
------------

         For a detailed description of the possible risk factors associated with ACE and/or its subsidiaries, refer to the section entitled "Risk Factors" in ACE's 2004 Management's Discussion and Analysis of Results dated March 18, 2005. There have been no material changes to the risk factors disclosed at that time.

                                                                    Document 4

  Form 52-109FT2 - Certification of Interim Filings during Transition Period


I, Robert A. Milton, President and Chief Executive Officer of ACE AVIATION HOLDINGS INC. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of ACE AVIATION HOLDINGS INC., (the "issuer") for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 4, 2005

/S/ ROBERT A. MILTON
--------------------
Robert A. Milton
President and Chief Executive Officer

                                                                    Document 5

  Form 52-109FT2 - Certification of Interim Filings during Transition Period


I, M. Robert Peterson, Chief Financial Officer of ACE AVIATION HOLDINGS INC. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of ACE AVIATION HOLDINGS INC., (the "issuer") for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 4, 2005

/S/ M. ROBERT PETERSON
----------------------
M. Robert Peterson
Chief Financial Officer

                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            ACE AVIATION HOLDINGS INC.
                                   --------------------------------------------
                                                    (Registrant)

Date:   August 4, 2005             By:  /S/ SYDNEY J. ISAACS
        -----------------               ---------------------------------------
                                        Name:  Sydney J. Isaacs
                                        Title: Senior Vice President, Corporate
                                        Development and Chief Legal Officer